      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1998
                                                     Registration No. 333-______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ----------

                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                  ----------

                          AMERICAN REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)

                 GEORGIA                                               54-0697989
     (State or other jurisdiction of                                (I.R.S. Employer
      incorporation or organization)                               Identification No.)
                                                                    ROBERT A. WALDMAN
10670 NORTH CENTRAL EXPRESSWAY, SUITE 300                      AMERICAN REALTY TRUST, INC.
           DALLAS, TEXAS 75231                          10670 NORTH CENTRAL EXPRESSWAY, SUITE 300
              (214) 692-4700                                       DALLAS, TEXAS 75231
                                                                     (214) 692-4700
(Address, including zip code, and telephone number,   (Name, address, including zip code, and telephone
  including area code, of Registrant's principal      number, including area code, of agent for service)
          executive offices)

      The Commission is requested to send copies of all communications to:

        THOMAS R. POPPLEWELL                           ROBERT A. WALDMAN
       Andrews & Kurth L.L.P.                     American Realty Trust, Inc.
          1717 Main Street                       10670 North Central Expressway
             Suite 3700                                    Suite 300
        Dallas, Texas  75201                          Dallas, Texas  75231
           (214) 659-4480                                (214) 692-4700

    Approximate date of commencement of proposed sale to the public: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT PURSUANT TO RULE 415.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                   AMOUNT TO BE    OFFERING PRICE    AGGREGATE OFFERING      AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE        REGISTERED      PER UNIT(1)           PRICE(1)        REGISTRATION FEE
                    REGISTERED
---------------------------------------------------------------------------------------------------------------------------
Preferred Stock, $2.00 par value  . . . . . . .  800,000 Shares        $10.00            $8,000,000          $ 2,360.00

Common Stock, $0.01 par value . . . . . . . . .       (2)
---------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee.
(2) The number of shares of Common Stock of the Registrant to be registered is such currently indeterminate number of shares of Common Stock as may be required for issuance upon conversion of the Preferred Stock being registered hereunder. Such shares of Common Stock will, if issued, be issued for no additional consideration and therefore no registration fee is required.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                              DATED MAY 14, 1998

                                800,000 SHARES
                         AMERICAN REALTY TRUST, INC.

               SERIES F CUMULATIVE CONVERTIBLE PREFERRED STOCK
                                 COMMON STOCK

                                  ----------

   This Prospectus, as appropriately amended or supplemented, relates to 800,000 shares of Series F Cumulative Convertible Preferred Stock, par value $2.00 per share and a stated liquidation value ("LIQUIDATION VALUE") of $10.00 per share (the "PREFERRED STOCK"), of American Realty Trust, Inc. ("ART" or the "COMPANY"). The Preferred Stock is being registered in connection with a pledge by ART Morgan, Inc. ("ART MORGAN"), a wholly owned subsidiary of ART, of Preferred Stock with a market value intended to be no less than $8,000,000 as a portion of the collateral securing a loan made to ART by Mountain Funding Inc. ("MOUNTAIN FUNDING"). Following certain events of default under the applicable loan documents, Mountain Funding would have the right to resell the Preferred Stock that has been pledged to it. Mountain Funding is referred to herein as the "SELLING SHAREHOLDER."

   None of the proceeds from the sale of the Preferred Stock by the Selling
Shareholder will be received by ART.   Any commissions paid or concessions
allowed to any broker-dealer, and, if any broker-dealer purchases such shares as principal, any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "SECURITIES ACT"). Printing, certain legal and accounting, filing and other expenses of this offering will be paid by ART. The Selling Shareholder will generally bear all other expenses of this offering, including brokerage fees and any underwriting discounts or commissions. ART has not agreed to indemnify the Selling Shareholder against liabilities, including liabilities under the Securities Act. No arrangements have been made to date for the sale of the Preferred Stock being registered and offered hereby.

   This Prospectus also relates to the shares of ART's common stock, par value $0.01 per share (the "COMMON STOCK") issuable upon conversion of the Preferred Stock, as described herein.

   ART has filed a registration statement on Form S-2 (the "REGISTRATION STATEMENT") under the Securities Act with the Securities and Exchange Commission (the "COMMISSION") covering up to 800,000 shares of Preferred Stock and the Common Stock issuable on conversion thereof. This Prospectus constitutes the Prospectus of ART filed as part of the Registration Statement with respect to such Preferred Stock and Common Stock.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN THE PREFERRED STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                 OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS MAY ___, 1998.

         CERTAIN STATEMENTS UNDER CAPTION "RISK FACTORS" CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "REFORM ACT"). SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF ART TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: GENERAL ECONOMIC AND BUSINESS CONDITIONS, WHICH WILL, AMONG OTHER THINGS, AFFECT THE SUPPLY AND DEMAND FOR COMMERCIAL REAL ESTATE, AVAILABILITY AND CREDIT WORTHINESS OF PROSPECTIVE TENANTS, LEASE RATES AND THE AVAILABILITY OF FINANCING; ADVERSE CHANGES IN THE REAL ESTATE MARKETS INCLUDING, AMONG OTHER THINGS, COMPETITION WITH OTHER COMPANIES, RISKS ASSOCIATED WITH REAL ESTATE ACQUISITIONS; GOVERNMENTAL ACTIONS AND INITIATIVES; ENVIRONMENTAL/SAFETY REQUIREMENTS; AND OTHER CHANGES AND FACTORS REFERENCED IN THIS PROSPECTUS SUPPLEMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. WITH RESPECT TO ART, SUCH FACTORS MAY ALSO INCLUDE: DIFFICULTY OF LOCATING SUITABLE REAL ESTATE INVESTMENTS; ILLIQUIDITY OF REAL ESTATE INVESTMENTS; RISKS REGARDING THE ASSETS OR OTHER PROPERTIES OWNED OR CONTROLLED BY ART; LIMITED CONTROL OF ENTITIES IN WHICH INVESTMENTS ARE MADE; AND RISKS OF INVESTMENTS IN PREFERRED STOCK, INCLUDING THE INABILITY TO ENFORCE REMEDIES. SEE "RISK FACTORS" HEREIN.

                             AVAILABLE INFORMATION

         ART is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT") and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "COMMISSION"). Reports and proxy and information statements filed by ART with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including ART, that file electronically with the Commission. The address of such Web site is "http://www.sec.gov". In addition, reports, proxy statements and other information concerning ART (symbol: "ARB") can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005-2601, on which the Common Stock is currently listed.

         ART has filed the Registration Statement with the Commission under the Securities Act with respect to the Preferred Stock offered hereby and the Common Stock into which the Preferred Stock is convertible. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to ART, the Preferred Stock offered hereby and the Common Stock, reference is made to the Registration Statement and to the exhibits thereto and the documents incorporated by reference herein. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission upon payment of the prescribed fees.

         No person has been authorized to give any information or make any representation other than those set forth or incorporated by reference herein and, if given or made, such information must not be relied upon as having been authorized by ART or any of its affiliates. This Prospectus does not constitute an offer to, or a solicitation of, any person in any jurisdiction in which such offer or solicitation is unlawful.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         This Prospectus incorporates by reference documents not presented herein or delivered herewith. ART will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described below (other than exhibits). Requests for such copies should be directed to American Realty Trust, Inc., 10670 North Central Expressway, Suite 300, Dallas, Texas 75231,
Attention: Investor Relations, telephone number: (214) 692-4700.

         The following documents, heretofore filed by ART with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

         1. ART's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, as filed with the Commission on March 30, 1998.

         2. The Annual Report on Form 10-K for Continental Mortgage and Equity Trust ("CMET") for the year ended December 31, 1997, as filed with the Commission on March 20, 1998.

         3. The Annual Report on Form 10-K for Income Opportunity Realty Investors, Inc. ("IORI") for the year ended December 31, 1997, as filed with the Commission on March 20, 1998.

         4. The Annual Report on Form 10-K for Transcontinental Realty Investors, Inc. ("TCI") for the year ended December 31, 1997, as filed with the Commission on March 20, 1998.

         5. The Annual Report on Form 10-K for National Realty, L.P. ("NRLP") for the year ended December 31, 1997, as filed with the Commission on March 26, 1998.

         6. The description of the Common Stock contained in ART's Registration Statement under Section 12 of the Exchange Act and all amendments and reports filed for the purpose of updating that description.

         Any statement contained herein or in a document that is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed amendment hereto modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                              TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  ii

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . iii

SUMMARY OF TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Description of ART . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Business of ART  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Description of Preferred Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Resale Restrictions; Market and Trading Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
         Risks Relating to Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
         Risks Relating to ART's Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDEND . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

SELLING SHAREHOLDER  .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  10

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

DESCRIPTION OF ART  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

THE BUSINESS OF ART . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Geographic Regions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Mortgage Loans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Investments in Real Estate Investment Trusts and Real Estate Partnerships  . . . . . . . . . . . . . . . . .  30

SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Introduction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Liquidity and Capital Resources  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  38
         Results of Operations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  41
         Contingencies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  43
         Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Inflation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Year 2000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

DESCRIPTION OF THE CAPITAL STOCK OF ART . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         General  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Preferred Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44
         Common Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45
         Special Stock  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  45

         LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  48

         EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  49

                                SUMMARY OF TERMS

         The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere herein or in the documents incorporated herein by reference. Certain capitalized terms used herein may be defined elsewhere in this Prospectus. Capitalized terms that are used but not defined herein, will have the meanings assigned to such terms in this Prospectus.

GENERAL

         This Prospectus relates to 800,000 shares of Series F Cumulative Convertible Preferred Stock, par value $2.00 per share and a stated liquidation value of $10.00 per share (the "PREFERRED STOCK"), pledged by ART Morgan, Inc. ("ART MORGAN"), a wholly-owned subsidiary of ART, to the Selling Shareholder as a portion of the collateral securing a loan made to ART by the Selling Shareholder. This Prospectus also related to the shares of ART's common stock, par value $0.01 per share (the "COMMON STOCK") issuable upon conversion of the Preferred Stock, as described herein.

DESCRIPTION OF ART

         ART, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into ART on June 24, 1988. ART elected to be treated as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "CODE"), during the period from July 1, 1987 through December 31, 1990. ART allowed its REIT status to lapse in 1991.

         ART's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. ART's telephone number is (214) 692-4700.
See "Description of ART."

BUSINESS OF ART

         ART's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans. ART has invested in private and open market purchases in the equity securities of Continental Mortgage and Equity Trust ("CMET"), Income Opportunity Realty Investors, Inc. ("IORI"), Transcontinental Realty Investors, Inc. ("TCI") and National Realty, L.P. ("NRLP"), each of which is an affiliate of ART.

         ART through a wholly owned subsidiary, Pizza World Supreme, Inc. ("PWSI"), also operates and franchises pizza parlors featuring pizza delivery, carry-out and dine-in under the trademark "Me-N-Ed's" in California and Texas. The first Me-N-Ed's pizza parlor opened in 1962. At December 31, 1997, there were 54 Me-N-Ed's pizza parlors in operation, consisting of 48 owned and 6 franchised pizza parlors, 6 of the owned pizza parlors were in Texas and the remained in California.

         ART's board of directors (the "ART BOARD") has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, regardless of whether such entities are engaged in real estate related activities.

         Although the ART Board is directly responsible for managing ART's affairs and for setting the policies which guide it, the day-to-day operations of ART are performed by Basic Capital Management, Inc. ("BCM"), an affiliate of ART. BCM is a contractual advisor under the supervision of the ART Board. The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for ART. BCM also serves as a consultant in connection with ART's business plan and investment policy decisions made by the ART Board.

         ART's businesses are not seasonal. With regard to real estate, ART is seeking both current income and capital appreciation. ART's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in income producing real estate such as apartment complexes and commercial properties or equity securities of real estate- related entities and to continue to service and hold for investment mortgage loans. ART also intends to pursue higher risk, higher reward investments, such as undeveloped land where it can obtain financing of a significant portion of a property's purchase price. In addition, ART will continue to seek selected dispositions of certain of its assets where the prices obtainable for such assets justify their disposition and will pursue its rights vigorously with respect to mortgage notes receivable that are in default. For a detailed description of ART's business, see "The Business of ART."

DESCRIPTION OF PREFERRED STOCK

         The ART Board has designated and authorized the issuance of 7,500,000 shares of Preferred Stock with a par value of $2.00 per share and a preference on liquidation equal to the Liquidation Value ($10.00 per share) plus the amount of any accrued and unpaid dividends. The Liquidation Value plus such amount is referred to as the "ADJUSTED LIQUIDATION VALUE." The Preferred Stock is non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the Preferred Stock for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the ART Board shall be increased by two and the holders of Preferred Stock, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of Preferred Stock held. ART is not obligated to maintain a sinking fund with respect to the Preferred Stock.

         The Preferred Stock is convertible, at the option of the holder, into fully paid and nonassessable Common Stock at any time and from time to time, in whole or in part, after the earliest to occur of (i) August 15, 2003; (ii) the first business day, if any, occurring after a Quarterly Dividend Payment Date (as defined below) on which dividends equal to or in excess of 5% of the Liquidation Value (i.e., $0.50 per share of Preferred Stock) are accrued and unpaid, or (iii) ART becomes obligated to mail a statement, signed by an officer of ART, to the holders of record of Preferred Stock because of a proposal by ART, to merge or consolidate with or into any other corporation (unless ART is the surviving entity and holders of Common Stock continue to hold such Common Stock without modification and without receipt of any additional consideration), or to sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve or wind up. The Preferred Stock is convertible into that number of shares of Common Stock obtained by multiplying the number of shares of Preferred Stock being converted by $10.00, then adding all accrued and unpaid dividends, then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed (the "CONVERSION PRICE"). Notwithstanding the foregoing, ART, at its option, may elect to redeem any Preferred Stock sought to be so converted by paying the holder of such Preferred Stock cash in an amount equal to the Conversion Price.

         The Preferred Stock bears a cumulative, compounded dividend per share equal to 10% per annum of the Adjusted Liquidation Value, payable quarterly on the 15th day of the month following the end of each calendar quarter (each, a "QUARTERLY DIVIDEND PAYMENT DATE"), and commencing accrual on August 16, 1998 to and including the date on which the redemption price of such shares is paid, whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of ART legally available for the payment of such dividends. Dividends on the Preferred Stock are in preference to and with priority over dividends on the Common Stock. Except as described in the following sentence, the Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other Special Stock (as defined herein under "Description of Capital Stock of ART") issued by ART.
ART will not issue any shares of Special Stock of any series which are superior to the Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up of the Corporation as long as any Preferred Stock is issued and outstanding, without the prior written consent of the holders of at least 66 2/3% of such Preferred Stock then outstanding voting separately as a class. As of May 1, 1998, ART had outstanding 2,800,000 shares of Preferred Stock, 4,000 shares of Series B 10% Cumulative Preferred Stock and 16,681 shares of Series C 10% Cumulative Preferred Stock.

         ART may redeem any or all of the Preferred Stock at any time and from time to time, at its option, for cash upon no less than 20 days nor more than 30 days prior notice thereof. The redemption price of Preferred Stock to be redeemed shall be an amount per share equal to (i) 105% of the Adjusted Liquidation Value of such shares during the period from August 15, 1997 to August 15, 1998; (ii) 104% of the Adjusted Liquidation Value of such shares during the period from August 16, 1998 through August 15, 1999; and (iii) 103% of the Adjusted Liquidation Value of such shares at any time on or after August 16, 1999.

         There is no established trading market for the Preferred Stock. There can be no assurance that an active market for the Preferred Stock will develop or be sustained in the future on any stock exchange or otherwise. There is no assurance that the Preferred Stock will have a market value at or near their Adjusted Liquidation Value. See "Risk Factors -- Risks Relating to Preferred Stock."

RESALE RESTRICTIONS; MARKET AND TRADING INFORMATION

         There can be no assurance that an active market for the Preferred Stock will develop or be sustained in the future on any stock exchange or otherwise. No assurance can be given as to the liquidity of, or trading for, the Preferred Stock. In addition, there is no assurance that the Preferred Stock will have a market value at or near their Liquidation Value. See "Risk Factors -- Risks Relating to Preferred Stock -- Risks Associated with the Trading of Preferred Stock".

                                  RISK FACTORS

         Potential purchasers of the Preferred Stock should consider the following risk factors in connection with a determination of whether or not to purchase the Preferred Stock. These factors are intended to identify the significant sources of risk affecting an investment in the Preferred Stock.

RISKS RELATING TO PREFERRED STOCK

         RISKS ASSOCIATED WITH THE TRADING OF PREFERRED STOCK. There are currently 2,800,000 shares of Preferred Stock outstanding; however, there is currently no established public market for the Preferred Stock. There can be no assurance that an active market for the Preferred Stock will develop or be sustained in the future on any stock exchange or otherwise. In addition, no assurance can be given as to the liquidity of, or trading for, the Preferred Stock. The trading price of the Preferred Stock is likely to be below its Liquidation Value and there is no assurance as to the price at which the Preferred Stock will actually trade.

         RELIANCE ON THE ART BOARD TO DECLARE DIVIDENDS ON THE PREFERRED STOCK. Although dividends will accrue cumulatively on the Preferred Stock from August 16, 1998, such dividends will not be paid unless and until they are declared by the ART Board. Holders of Preferred Stock will not have the authority to direct or compel the ART Board to declare dividends with respect to the
Preferred Stock.   The Preferred Stock is non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the Preferred Stock for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the ART Board shall be increased by two and the holders of Preferred Stock, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of Preferred Stock held.

         POSSIBILITY ART WILL NOT HAVE A SUFFICIENT SHARES OF COMMON STOCK TO SATISFY THE CONVERSION OF THE PREFERRED STOCK. The Preferred Stock is convertible into Common Stock as described herein under "Summary of Terms -- Description of Preferred Stock" and "Description of the Capital Stock of ART --Preferred Stock." The Articles of Amendment of ART's Articles of Incorporation that authorize the Preferred Stock provide that a number of authorized shares of Common Stock sufficient to provide for the conversion of the outstanding Preferred Stock as described herein shall at all times be reserved for such conversion. However, the number of shares of Common Stock into which a share of Preferred Stock is convertible is dependent upon the then-current market price of the Common Stock. Therefore, if at the time a holder of Preferred Stock seeks to convert such Preferred Stock, ART has failed to reserve a sufficient number of authorized shares of Common Stock to effect such conversion and assuming that ART does not elect to redeem such Preferred Stock as described herein, such holder would be unable to effect such conversion. In addition to the Preferred Stock, ART has authorized and issued other preferred stock that may be converted from time to time into Common Stock. See "Description of the Capital Stock of ART." In the future, ART expects to authorize and issue additional preferred stock or other securities that may be converted from time to time into Common Stock. Certain of the preferred stock that has been authorized by ART (including the Preferred Stock) is, and securities that may be issued by ART in the future may be, convertible into a number of shares of Common Stock calculated by reference to the price of the Common Stock (i.e., the lower the price of the Common Stock, the higher the number of shares of Common Stock to be received upon conversion of the applicable security). At any given time, a decrease in the price of Common Stock below a certain level could result in the number of authorized shares of Common Stock being insufficient to provide for the conversion of all of ART's convertible securities, including the Preferred Stock. The closing price of the Common Stock as of 5 p.m. Eastern Standard Time on May 12, 1998, as published in the May 13, 1998 edition of The Wall Street Journal, was $14.62 per share. Assuming such price was used for purposes of calculating the number of shares of Common Stock issuable on conversion of ART's authorized convertible preferred stock (which currently constitutes the only securities authorized by ART that is convertible into Common Stock), ART has sufficient Common Stock to convert all outstanding shares of such preferred stock. The actual basis for calculating the number of shares of Common Stock issuable upon conversion of ART's authorized preferred stock is described under "Description of the Capital Stock of ART."

          In the event that the Preferred Stock offered hereby is converted into Common Stock, there can be no assurance as to the existence of an active trading market for the Common Stock at the time of such conversion or that the trading price of the Common Stock will not decline substantially after such conversion.

RISKS RELATING TO ART'S BUSINESS

         The value of the Preferred Stock at any given time will be substantially dependent upon the success of ART's business. Set forth below is a summary of potential risks relating to ART's business.

         RECENT OPERATING HISTORY.   ART has experienced net losses of
$2,428,000, $5,554,000, $2,836,000, $2,426,000, and $4,427,000, respectively, for each of the fiscal years ended December 31, 1997, 1996, 1995, 1994 and 1993. During 1997, ART paid a cumulative dividend of $0.20 with respect to each share of Common Stock, and during 1996, ART paid a cumulative dividend of $0.15 with respect to each share of Common Stock. From 1993 through 1995, ART paid no dividends in respect of the Common Stock. There can be no assurance that ART will be able to pay dividends in respect of the Preferred Stock or the Common Stock in the future.

         CHANGES IN ART'S POLICIES WITHOUT STOCKHOLDER APPROVAL. The investment, financing, borrowing and distribution policies of ART and its policies with respect to all other activities, growth, debt, capitalization and operations, will be determined by the ART Board. Although it has no present intention to do so, the ART Board may amend or revise these policies at any time and from time to time at its discretion without a vote of the stockholders of ART. A change in these policies could adversely affect the market price of the Preferred Stock or the Common Stock. See "The Business of ART -- General."

         INVESTMENTS IN REAL PROPERTY. Real property investments are subject to varying degrees of risk and are relatively illiquid. Income from real property investments and ART's resulting ability to pay dividends to its shareholders may be adversely affected by a number of factors, including general economic climate and local real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); the perceptions of prospective tenants of the safety, convenience and attractiveness of ART's properties; the ability of ART or the owner of such properties to provide adequate management, maintenance and insurance; energy and supply shortages; the ability to collect on a timely basis all rent from tenants and interest from borrowers; the expense of periodically renovating, repairing and reletting spaces; and increasing operating costs (including real estate taxes and utilities) which may not be passed through to tenants. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in rental revenues from the investment. If a property of ART is mortgaged to secure the payment of indebtedness and if ART or an entity in which ART invests or to which it lends is unable to meet its mortgage payments, a loss could be sustained as a result of foreclosure on the property or the exercise of other remedies by the mortgagee. Real estate values and income from properties are also affected by such factors as compliance with laws, including tax laws, interest rate levels and the availability of financing.

         NATURE OF INVESTMENTS MADE BY ART MAY INVOLVE HIGH RISK; ILLIQUIDITY OF REAL ESTATE INVESTMENTS. ART may make investments in real estate-related assets and businesses which have experienced severe financial difficulties, which difficulties may never be overcome. Since such investments may involve a high degree of risk, poor performance by any such investments could severely affect the financial condition and results of operations of ART.

         The illiquid nature of ART's real estate investments may limit the ability of ART to modify its portfolio in response to changes in economic or other conditions. Such illiquidity may result from the absence of an established market for ART's investments as well as legal or contractual restrictions on their resale by ART.

         DIFFICULTY OF LOCATING SUITABLE INVESTMENTS; COMPETITION. Identifying, completing and realizing on real estate investments has from time to time been highly competitive, and involves a high degree of uncertainty. ART competes for investments with many public and private real estate investment vehicles, including financial institutions (such as mortgage banks, pension funds and real estate investment trusts) and other institutional investors, as well as individuals. There can be no assurance that ART will continue to be able to locate and complete investments which satisfy ART's objectives or realize upon their value or that it will be able to fully invest its available capital.

         Many of those with whom ART competes for investments and its services are far larger than ART, may have greater financial resources than ART and may have management personnel with more experience than the officers of ART.

         THE GENERAL INVESTMENT RISKS OF ACQUISITION ACTIVITIES.   From time to
time, ART will acquire existing properties to the extent that they can be acquired on advantageous terms and meet ART's investment criteria.
Acquisitions of properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected, that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate and the occupancy rates and rents achieved may be less than anticipated.

         DEPENDENCE ON RENTAL INCOME FROM REAL PROPERTY. ART's cash flow, results of operations and value of its assets would be adversely affected if a significant number of tenants of ART's properties failed to meet their lease obligations or if ART or the owner of a property in which ART has an interest were unable to lease a significant amount of space on economically favorable terms. In the event of a default by a lessee, the owner may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. The bankruptcy or insolvency of a major tenant may have an adverse effect on a property. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in the cash flow of the property. If a tenant rejects its lease, the owner's claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim. Generally, the amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payments or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments). No assurance can be given that the properties in which ART has an interest will not experience significant tenant defaults in the future.

         OPERATING RISKS OF ART'S PROPERTIES. The properties in which ART has an interest are subject to operating risks common to the particular property type, any and all of which may adversely affect occupancy or rental rates. Such properties are subject to increases in operating expenses such as cleaning; electricity; heating, ventilation and air- conditioning; elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. While commercial tenants are often obligated to pay a portion of these escalating costs, there can be no assurance that they will agree to pay such costs or that the portion that they agree to pay will fully cover such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. To the extent rents cannot be increased or costs controlled, the cash flow of ART and its financial condition may be adversely affected.

         POSSIBLE INABILITY TO MEET PAYMENTS ON DEBT FINANCING. ART's cash flow might be insufficient to meet required payments of principal, interest and dividend distributions. If a property is mortgaged to secure payment of indebtedness and ART in unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to ART. If ART defaults on secured indebtedness, the lender may foreclose and ART could lose its entire investment in the security for such loan. Because ART may engage in portfolio financings where several investments are cross-collateralized, multiple investments may be subject to the risk of loss. As a result, ART could lose its interests in performing investments in the event such investments are cross-collateralized with poorly performing or nonperforming investments. In addition, recourse debt may subject other assets of ART to risk of loss. Any such losses will adversely affect ART's ability to make distributions in respect of the Preferred Stock. Distributions in respect of the Preferred Stock will be subordinate in right of payment to ART's debt obligations which, as of December 31, 1997, have an aggregate outstanding principal balance of approximately $315.4 million. Substantially all of ART's mortgage notes receivable, real estate, equity security holdings in CMET, IORI, TCI and NRLP and its trading portfolio of equity securities has been pledged to secure ART's outstanding indebtedness. Such borrowings increase ART's risk of loss because they represent a prior claim on ART's assets and require fixed payments regardless of profitability. If ART defaults on such secured indebtedness, the lender may foreclose on ART's assets securing such indebtedness, and ART could lose its investment in the pledged assets.

         POSSIBLE INABILITY TO REFINANCE ON DEBT FINANCING. ART may not be able to refinance existing indebtedness or the terms of such refinancing may not be as favorable as the terms of current indebtedness and the risk that necessary capital expenditures for such purposes as renovations and other improvements may not be financed on favorable terms or at all. If ART were unable to refinance its indebtedness on acceptable terms, or at all, ART might be forced to dispose of one or more of its properties on disadvantageous terms, which might result in losses to ART and might adversely affect the cash available for distributions to its shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, ART's interest expense would increase, which would affect ART's ability to make distributions to its shareholders. Some of ART's real estate equity investments may utilize a leveraged capital structure, in which case a third party lender would be entitled to cash flow generated by such investments prior to ART receiving a return. As a result of such leverage, in addition to the risks described above, ART would be subject to the risk that existing debt (which in most cases will not have been fully amortized at maturity) will not be able to be refinanced or that the terms of such refinancings will not be as favorable to ART and the risk that necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed on favorable terms or at all. While such leverage may increase returns or the funds available for investment by ART, it also will increase the risk of loss on a leveraged investment. The organizational documents of ART do not contain any limitation on the amount of indebtedness ART may incur. Accordingly, ART could become even more highly leveraged than it currently is, thus resulting in an increase in debt service that could increase the risk of default on ART's indebtedness.

         EXISTING DEBT MATURITIES. As of December 31, 1997, approximately $89.0 million of ART's outstanding indebtedness becomes due within the next twelve months. ART has the option of extending the maturity dates to April and June 1999 of $18.3 million of that amount. The lender on an additional $19.5 million has agreed to extend the maturity date of February 2000. In January and February 1998, ART has paid off $8.7 million of such maturing debt. ART anticipates that only a portion of the principal of its indebtedness outstanding from time to time will be repaid prior to maturity. ART may not have sufficient funds to repay such indebtedness at maturity; it may therefore be necessary for ART to refinance debt through additional debt financing or equity offerings. If ART is unable to refinance this indebtedness on acceptable terms, ART may be forced to dispose of properties upon disadvantageous terms, which could result in losses to ART and adversely affect the amount of cash available for further investment, to make payments on its outstanding indebtedness or to make distributions in respect of the Preferred Stock.

         RISK OF RISING INTEREST RATES ON VARIABLE RATE DEBT. As of December 31, 1997, approximately 18% and 82% of ART's indebtedness is subject to variable interest rates and fixed interest rates, respectively. ART may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance its debt at higher rates. Accordingly, increases in variable interest rates could increase ART's interest expense and adversely effect the financial condition and results of operations of ART. In the event that ART's financial condition and results of operations are adversely affected, the value of the Preferred Stock will likely decline.

         COVENANTS. Various debt obligations may require ART to comply with a number of customary financial and other covenants on an ongoing basis. Failure to comply with such covenants may limit ART's ability to borrow funds or may cause a default under its then-existing indebtedness. Various ART debt obligations contain specific covenants, which provide that if ART should be declared in default of any of its debt obligations, and such default is not cured in the time allowed, then the debt obligations containing such covenant would also be declared in default, making all such debt, among other things, due and payable.

         LACK OF CONTROL AND OTHER RISKS OF EQUITY INVESTMENTS IN AND WITH THIRD PARTIES. ART may invest in shares or other equity interests of real estate investment trusts or other entities that invest in real estate assets. In such cases, ART will be relying on the assets, investments and management of the real estate investment trust or other entity in which it is investing.
Such entities and their properties will be subject to the other risks affecting the ownership and operation of real estate set forth herein.

         ART may also co-invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity and, therefore, will not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity.

         Investments in partnerships, joint ventures, or other entities may, under certain circumstances, involve risks which would not be present were a third party not involved, including the possibility that ART's partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions, that such partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of ART, and that such partners or co-venturers may be in a position to take action contrary to the instructions or the requests of ART and contrary to ART's policies or objectives. Such investments may also have the potential risk of impasse on decisions, such as a sale, because neither ART nor the partner or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, ART may in certain circumstances be liable for the actions of its third-party partners or co-venturers.

         MORTGAGE LOANS WHICH MAY NOT BE RECOURSE OBLIGATIONS OF THE BORROWER. To the extent ART invests in mortgage loans, such mortgage loans may or may not be recourse obligations of the borrower and generally will not be insured or guaranteed by governmental agencies or otherwise. In the event of a default under such obligations, ART may have to foreclose its mortgage or protect its investment by acquiring title to a property and thereafter making substantial improvements or repairs in order to maximize the property's investment potential. Borrowers may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against such enforcement and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Relatively high "loan-to-value" ratios and declines in the value of the mortgaged property may prevent ART from realizing an amount equal to its mortgage loan upon foreclosure.

         ART may participate in loans originated by other financing institutions. As a participant, ART may not have the sole authority to declare a default under the mortgage or to control the management or disposition of the related property or any foreclosure proceedings in respect thereof.

         Any investments in junior mortgage loans which are subordinate to liens of senior mortgages would involve additional risks, including the lack of control over the collateral and any related foreclosure proceeding. In the event of a default on a senior mortgage, ART may make payments to prevent foreclosure on the senior mortgage without necessarily improving ART's position with respect to the subject real property. In such event, ART would be entitled to share in the proceeds only after satisfaction of the amounts due to the holder of the senior mortgage.

         LIMITATIONS ON REMEDIES. Although ART will have certain contractual remedies upon the default by borrowers under certain debt instruments, such as foreclosing on the underlying real estate or collecting rents generated therefrom, certain legal requirements (including the risks of lender liability) may limit the ability of ART to effectively exercise such remedies.

         The right of a mortgage lender to convert its loan position into an equity interest may be limited or prevented by certain common law or statutory prohibitions.

         POSSIBILITY OF UNINSURED LOSS ON UNINSURABLE OR ECONOMICALLY UNINSURABLE PROPERTIES. ART carries comprehensive liability, fire, extended coverage and rental loss insurance with respect to all of the improved real property that it owns, with policy specifications, insured limits and deductibles customarily carried for similar properties. There are, however, certain types of losses (such as losses arising from acts of war or relating to pollution) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, ART could lose its capital invested in a property, as well as the anticipated future revenue from such property and would continue to be obligated on any mortgage indebtedness or other obligations related to the
property.   Any such loss could adversely affect the financial condition and results of operations of ART.

         With respect to those properties in which ART holds an interest through a mortgage, as well as those properties owned by entities to whom ART makes unsecured loans, the borrowers will most likely be obligated to maintain insurance on such properties and to arrange for ART to be covered as a named insured on such policies. The face amount and scope of such insurance coverage may be less comprehensive than ART would carry if it held the fee interest in such property. Accordingly, in such circumstances, or in the event that the borrowers fail to maintain required coverage, uninsured or underinsured losses may occur, which could have an adverse impact on ART's cash flow or financial condition.

         COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS. Under the Americans with Disabilities Act of 1980 (the "ADA"), places of public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Compliance with ADA requirements could require both structural and non-structural changes to the properties in which ART invests and noncompliance could result in imposition of fines by the United States government or an award of damages to private litigants. Although management of ART believes that its properties are substantially in compliance with present requirements of the ADA, ART may incur additional costs of compliance in the future. A number of additional Federal, state and local laws exist which impose further burdens or restrictions on owners with respect to access by disabled persons and may require modifications to properties in which ART invests, or restrict certain further renovations thereof. The ultimate amount of the cost of compliance with the ADA or other such laws is not currently ascertainable. While such costs are not expected to have a material effect on ART, they could be substantial. If required changes involve greater expense than ART currently anticipates, ART's financial condition and results of operations could be adversely affected.

         POTENTIAL ENVIRONMENTAL LIABILITY AFFECTING ART. Under various Federal, state and local environmental laws, ordinances and regulations, an owner of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure properly to remediate such substances, may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain laws impose liability for release of asbestos- containing materials ("ACMS") into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, ART may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, potentially liable for removal or remediation costs, as well as for certain other related costs, including governmental fines and injuries to persons and property.

         ART's management is not aware of any environmental matters affecting its properties or investments that would have a material adverse effect on ART's business, assets or results of operations.

         No assurance can be given that existing environmental assessments with respect to any of ART's properties reveal all environmental liabilities, that any prior owner of a property did not create any material environmental condition not known to ART, or that a material environmental condition does not otherwise exist with respect to any one or more of ART's properties.

         NONCOMPLIANCE WITH OTHER LAWS. Real estate properties are also subject to various Federal, state and local regulatory requirements, such as state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. ART believes that its properties are currently in material compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by ART and could have an adverse effect on ART's results of operations.

         CHANGES IN LAWS. Increases in real estate taxes, income taxes and service or other taxes generally are not passed through to tenants under existing leases and may adversely affect ART's cash flow from operations and its ability to make distributions to shareholders. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures, which would adversely affect ART's funds from operations and thus its ability to make payments on its outstanding indebtedness and to make distributions to its shareholders.

         DEPENDENCE ON KEY PERSONNEL. ART will be dependent on the efforts of its executive officers and the executive officers of BCM. While ART believes that it and BCM could find replacements for these key personnel, the loss of their services may have a temporary adverse effect on the operations of ART. Only Randall M. Paulson, the President of BCM, has an employment agreement with BCM. None of the other officers has entered or is expected to enter into employment agreements with ART or BCM.


    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDEND

         The following table summarizes the ratio of ART's earnings to combined fixed charges and preferred stock dividends for each of the five fiscal years of ART ended December 31, 1997:

                                                   YEAR ENDED DECEMBER 31,
                                         1997       1996      1995      1994      1993
                                         ----       ----      ----      ----      ----
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock
Dividends                                 *           *         *         *         *

* Earnings were inadequate to cover fixed charges and preferred stock dividends by $8,474,000, $4,819,000, $189,000, $1,390,000 and $4,923,000 in 1997, 1996,
1995, 1994 and 1993, respectively.


                                USE OF PROCEEDS

         ART will not receive any of the proceeds from the sale of the Preferred Stock by the Selling Shareholder.


                              SELLING SHAREHOLDER

         Mountain Funding is the "SELLING SHAREHOLDER". The registration statement of which this Prospectus forms a part is not being filed as a result of any present intention by the Selling Shareholder to sell any of the Preferred Stock or the Common Stock but, rather, to facilitate the pledge of the Preferred Stock held by ART Morgan, as collateral for a loan made by the Selling Shareholder to ART.

         A total of 800,000 shares of Preferred Stock were issued by ART to ART Morgan to facilitate the pledge of such Preferred Stock to the Selling Shareholder under the terms of that certain Escrow Agreement and Put Option (the "ESCROW AGREEMENT") made as of March 31, 1998, among ART, the Selling Shareholder, BCM and ART Morgan. ART Morgan agreed to pledge Preferred Stock with a market value intended to be no less than $8 million to the Selling Shareholder as part of the collateral securing repayment by ART to the Selling Shareholder f indebtedness evidenced by a promissory note dated March 31, 1998, executed by ART and payable to the Selling Shareholder in the original principal amount of $20,700,000. ART is registering 800,000 shares of Preferred Stock to attempt to provide that at all times Preferred Stock with a market value of $8 million are registered for resale by the Selling Shareholder. Although there can be no assurances that the market price will continue at such level, the aggregate value of such 800,000 shares of Preferred Stock (based on the liquidation value of $10.00 per share) is $8,000,000.

         Because the Preferred Stock, the offering and sale of which are registered hereby, and the Common Stock into which the Preferred Stock is convertible, is being registered to facilitate the pledge made to the Selling Shareholder pursuant to the Escrow Agreement and because this offering is not being underwritten on a firm commitment basis, no estimate can be given as to the number or percentage of shares of Preferred Stock which will be held by the Selling Shareholder upon termination of this offering. See "Plan of Distribution."

         The Selling Shareholder has not had any position, office, or other material relationship with ART, ART's predecessors or ART's affiliates within the three years preceding this Prospectus.

                              PLAN OF DISTRIBUTION

         The registration statement of which this Prospectus forms a part has not been filed because of any present intention of the Selling Shareholder to sell any of Preferred Stock. Rather, ART Morgan pledged the Preferred Stock to the Selling Shareholder as collateral for a loan made by the Selling Shareholder to ART. In the event of default under the loan made by the Selling Shareholder, the Selling Shareholder may elect to sell the pledged Preferred Stock pursuant to the registration statement of which this Prospectus forms a part. Such Preferred Stock may be sold from time to time to purchasers directly by the Selling Shareholder. Alternatively, the Selling Shareholder may from time to time offer Preferred Stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or the purchasers of Preferred Stock for whom they may act as agent. The Selling Shareholder and any such underwriters, dealers or agents who participate in the distribution of the Preferred Stock may be deemed to be underwriters, and any profits on the sale of the Preferred Stock by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. To the extent the Selling Shareholder may be deemed to be an underwriter, the Selling Shareholder may be subject to certain statutory liabilities of the Securities Act, including but not limited to, Sections 11, 12, and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. At any time a particular offer of the Preferred Stock is made pursuant to this Prospectus, if required, a prospectus supplement will be distributed that will set forth the aggregate amount of Preferred Stock being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this Prospectus is a part will be filed with the Commission to reflect the disclosure of additional information with respect to the distribution of the Preferred Stock.

         The Selling Shareholder may sell Preferred Stock from time to time in negotiated transactions or otherwise, at market prices prevailing at the time of the sale (if the Preferred Stock is then traded on a stock exchange) or at negotiated prices. Such prices will be determined by the Selling Shareholder or by agreement between the Selling Shareholder and underwriters or dealers. Preferred Stock may be sold in transactions in which this Prospectus is delivered or, if the Selling Shareholder is not an underwriter or an affiliate of ART, in which this Prospectus is not delivered. The Selling Shareholder and any other person participating in such distribution may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, certain of which provisions may limit the timing or purchases and sales of Preferred Stock by the Selling Shareholder and any other such person. All of the foregoing may affect the marketability of the Preferred Stock and the ability of any person or entity to engage in market making activities with respect to Preferred Stock.

         The Escrow Agreement to which ART, ART Morgan and the Selling Shareholder are parties provides that ART will register (or cause the registration of) the Preferred Stock pledged to the Selling Shareholder and maintain an effective registration statement as long as such Preferred Stock is so pledged. The Preferred Stock registered hereunder is being registered pursuant to the Escrow Agreement. Pursuant to the Escrow Agreement, ART agreed to pay all of the expenses incident to the registration. The Escrow Agreement does not provide for indemnification of ART by the Selling Shareholder against any civil liabilities, including liabilities under the Securities Act.


                               DESCRIPTION OF ART

         ART, a Georgia corporation, is the successor to a District of Columbia business trust organized pursuant to a declaration of trust dated July 14, 1961. The business trust merged into ART on June 24, 1988. ART invests in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and finances real estate and real estate activities through investments in mortgage loans. ART has invested in private and open market purchases in the equity securities of CMET, IORI, TCI and NRLP.

         The ART Board has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities.

         Although the ART Board is directly responsible for managing the affairs of ART and for setting the policies which guide it, the day-to-day operations of ART are performed by BCM, an affiliate of ART. BCM is a contractual advisor under the supervision of the ART Board. The duties of BCM include, among other things, locating, investigating, evaluating and recommending real estate and mortgage note investment and sales opportunities, as well as financing and refinancing sources for ART. BCM also serves as a consultant in connection with ART's business plan and investment policy decisions made by the ART Board.

         BCM, an affiliate of ART, is a company owned by a trust for the benefit of the children of Gene E. Phillips, the Chairman of the Board and a Director of ART until November 16, 1992. Gene E. Phillips served as a director of BCM until December 22, 1989 and as Chief Executive Officer of BCM until September 1, 1992. Gene E. Phillips currently serves as a representative of the trust that owns BCM for the benefit of his children, and in such capacity, Gene E. Phillips has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to ART. Ryan T. Phillips, the son of Gene E. Phillips and a Director of ART until June 4, 1996, is also a director of BCM and a trustee of the trust that owns BCM for the benefit of the children of Gene E. Phillips. As of May 1, 1998, BCM owned 5,280,324 shares of Common Stock, representing approximately 49.4% of the Common Stock then outstanding. BCM has been providing advisory services to ART since February 6, 1989. BCM also serves as advisor to CMET, IORI and TCI. Karl
L. Blaha, Randall M. Paulson, Bruce A. Endendyk and Thomas A. Holland, executive officers of ART, are also executive officers of CMET, IORI and TCI. Karl L. Blaha also serves as a Director of ART. Oscar W. Cashwell, a Director of ART, served as Executive Vice President of BCM until January 10, 1997. Randall M. Paulson, Executive Vice President of ART, serves as President and sole director of Syntek Asset Management Inc. ("SAMI"), the managing general partner of Syntek Asset Management, L.P. ("SAMLP"), the general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene
E. Phillips is also a general partner of SAMLP and served as a director and Chief Executive Officer of SAMI until May 15, 1996. SAMI is a company owned by BCM. BCM performs certain administrative functions for NRLP and NOLP on a cost reimbursement basis.

         Gene E. Phillips is the former chairman of Southmark Corporation ("Southmark"), a real estate syndicator and parent of San Jacinto Savings Association ("San Jacinto"). As a result of a deadlock on Southmark's Board of Directors, Mr. Phillips, among others, reached an agreement whereby he resigned his positions with Southmark and certain of Southmark's subsidiaries and affiliates in January 1989. Southmark filed a voluntary petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code in July 1989. In November 1990, San Jacinto was placed under conservatorship of the RTC by federal banking authorities. In December 1990, San Jacinto was converted into a Federal Association and placed in receivership. Mr. Phillips has been named as a defendant in a number of lawsuits brought by the RTC and private plaintiffs in which the allegations made against Mr. Phillips included breach of fiduciary duty and other misconduct, which allegations were denied by Mr. Phillips. These actions have been dismissed or settled.

         Since February 1, 1990, affiliates of BCM have provided property management services to ART. Currently, Carmel Realty Services, Ltd. ("CARMEL, LTD.") provides such property management services. Carmel, Ltd. subcontracts with other entities for the provision of the property-level management services to ART at various rates. The general partner of Carmel, Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) First Equity Properties, Inc. ("FIRST EQUITY") which is 50% owned by BCM, (ii) Gene E. Phillips, and (iii) a trust for the benefit of the children of Gene E. Phillips. Carmel, Ltd. subcontracts the property-level management of ART's hotels, shopping centers, office buildings and the Denver Merchandise Mart to Carmel Realty, Inc. ("CARMEL REALTY") which is a company owned by First Equity. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property-level management agreement with Carmel, Ltd.

         Affiliates of BCM are also entitled to receive real estate brokerage commissions in accordance with the terms of an advisory agreement between ART and BCM.

         ART has no employees itself, but PWSI, a wholly-owned food service subsidiary of ART, has approximately 840 employees as of April 1, 1998. Employees of BCM render services to ART.

         ART's principal offices are located at 10670 North Central Expressway, Suite 300, Dallas, Texas 75231. ART's telephone number is (214) 692-4700.

                              THE BUSINESS OF ART

GENERAL

         ART, a Georgia corporation, is the successor to a District of Columbia business trust. ART elected to be treated as a REIT under Sections 856 through 860 of the Code, during the period July 1, 1987 through December 31, 1990. ART allowed its REIT tax status to lapse in 1991.

         ART's primary business is investing in equity interests in real estate (including equity securities of real estate-related entities), leases, joint venture development projects and partnerships and financing real estate and real estate activities through investments in mortgage loans, including first, wraparound and junior mortgage loans. The ART Board has broad authority under ART's governing documents to make all types of real estate investments, including mortgage loans and equity real estate investments, as well as investments in the securities of other entities, whether or not such entities are engaged in real estate related activities. ART does not have a policy limiting the amount or percentage of assets that may be invested in any particular property or type of property or in any geographic area. ART's governing documents do not contain any limitation on the amount or percentage of indebtedness ART may incur.
         ART, through PWSI, also operates and franchises pizza parlors featuring pizza delivery, carry-out and dine-in under the trademark "Me-N-Ed's" in California and Texas. The first Me-N-Ed's pizza parlor opened in 1962. At December 31, 1997, there were 54 Me-N-Ed's pizza parlors in operation, consisting of 48 owned and 6 franchised pizza parlors, 6 of the owned pizza parlors were in Texas and the remainder in California.

         ART's businesses are not seasonal. With regard to real estate investments, ART is seeking both current income and capital appreciation.
ART's plan of operation is to continue, to the extent its liquidity permits, to make equity investments in income producing real estate such as apartment complexes and commercial properties or equity securities of real estate-related entities and to continue to service and hold for investment its mortgage notes. ART also intends to pursue higher risk, higher reward investments, such as developed, partially developed and undeveloped land where it can obtain
financing of substantially all of a property's purchase price.   ART intends to
seek selected dispositions of certain of its assets, in particular certain of its land holdings, where the prices obtainable for such assets justify their disposition. ART intends to continue to service and hold for investment its mortgage notes. ART also intends to pursue its rights vigorously with respect to mortgage notes receivable that are in default.

         ART may purchase or lease properties for long-term investment, develop or redevelop its properties or sell such properties, in whole or in part, when circumstances warrant. ART currently participates and may continue to participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness that have priority over ART's equity interest.

         ART may repurchase or otherwise reacquire shares of Common Stock, Special Stock (as defined under "Description of the Capital Stock of ART -- General") or other securities and may also invest in securities of other entities engaged in real estate activities or securities of other issuers. ART may invest in the securities of other issuers in connection with acquisitions of indirect interests in real estate (normally general or limited partnership interests in special purpose partnerships owning one or more properties). ART may in the future acquire all or substantially all of the securities or assets of real estate investment trusts, management companies or similar entities where such investments would be consistent with its investment policies. ART may also invest in securities of other issuers from time to time for the purpose of exercising control. It is not intended that ART's investments in securities will require it to register as an "investment company" under the Investment Company Act of 1940, as amended, and it is intended that ART would divest securities before any such registration would be required.

         The ART Board may devote available assets to particular investments or types of investments, without restriction on the amount or percentage of ART's assets that may be so devoted to a single investment or to any particular type of investment, and without limit on the percentage of securities of any one issuer that ART may acquire. ART's investment objectives and policies may be changed at any time by the ART Board without the approval of ART's shareholders. See "Risk Factors -- Risks Relating to ART's Business -- Changes in ART's Policies Without Stockholder Approval."

         To the extent that the ART Board determines to seek additional capital, ART may raise such capital through additional equity offerings, debt financing or retention of cash flow, or a combination of these methods. If the ART Board determines to raise additional equity capital, it may, without stockholder approval, issue additional shares of Common Stock or Special Stock up to the amount of its authorized capital in any manner (and on such terms and for such consideration) as it deems appropriate, including in exchange for property. Such securities may be senior to the outstanding shares of Common Stock and may include additional series of Special Stock (which may be convertible into Common Stock). Existing stockholders of ART will have no preemptive right to purchase shares in any subsequent offering of securities by ART, and any such offering could cause a dilution of a stockholder's investment in ART.

         To the extent that the ART Board determines to obtain additional debt financing, ART intends to do so generally through mortgages on properties.
Such mortgages may be recourse, non-recourse or cross-collateralized. ART does not have a policy limiting the number or amount of mortgages that may be placed on any particular property, but mortgage financing instruments usually limit additional indebtedness on such properties. ART may also borrow funds through bank borrowings, publicly and privately placed debt instruments, or purchase money obligations to the sellers of properties, any of which indebtedness may be unsecured or may be secured by any or all of the assets of ART or any existing or new property-owning entity in which ART holds an interest and may have full or limited recourse to all or any portion of the assets of ART, or any such existing or new property-owning entity.

         ART may seek to obtain unsecured or secured lines of credit or may determine to issue debt securities (which may be convertible into capital stock or be accompanied by warrants to purchase capital stock), or to sell or securitize its receivables. The proceeds from any borrowings may be used to finance acquisitions, to develop or redevelop properties, to refinance existing indebtedness or for working capital or capital improvements. ART also may determine to finance acquisitions through the exchange of properties or issuance of additional Preferred Stock, Common Stock, Special Stock or other securities.

         ART has made and may in the future make loans to joint ventures or other entities in which it participates. ART does not intend to engage in (i) trading, underwriting or agency distribution or sale of securities of other issuers and (ii) the active trade of loans and investments, other than in connection with acquisitions of additional interests in CMET, IORI, TCI and NRLP.

         Except as required under the Exchange Act and the rules and regulations of the New York Stock Exchange, ART is not required to make annual
or other reports to its securityholders.   In addition, the NYSE  requires that
ART publish at least once a year and submit to securityholders an annual report containing financial statements of ART and its subsidiaries prepared in conformity with generally accepted accounting principles.

         The specific composition of ART's real estate and mortgage notes receivable portfolios from time to time depends largely on the judgment of ART's management as to changing investment opportunities and the level of risk associated with specific investments or types of investments. ART's management intends to continue to maintain real estate and mortgage notes receivable portfolios diversified by location and type of property. In addition to its equity investments in real estate and mortgage notes, ART has also invested in private and open market purchases of the equity securities of CMET, IORI, TCI and NRLP.

GEOGRAPHIC REGIONS

         For purposes of its investments, ART has divided the continental United States into the following six geographic regions:

         Northeast region comprised of the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island and Vermont, and the District of Columbia. As of December 31, 1997, ART had no properties in this region.

         Southeast region comprised of the states of Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee and Virginia. As of December 31, 1997, ART had two hotels in this region.

         Southwest region comprised of the states of Arizona, Arkansas, Louisiana, New Mexico, Oklahoma and Texas. As of December 31, 1997, ART had two commercial properties in this region.

         Midwest region comprised of the states of Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, South Dakota, West Virginia and Wisconsin. As of December 31, 1997, ART had one commercial property and one hotel in this region.

         Mountain region comprised of the states of Colorado, Idaho, Montana, Nevada, Utah and Wyoming. As of December 31, 1997, ART had two commercial properties and one hotel in this region.

         Pacific region comprised of the states of California, Oregon and Washington. As of December 31, 1997, ART had four hotels in this region.

Excluded from the above are a single family residence in Dallas, Texas and 42 parcels of developed, partially developed and undeveloped land as described below.

REAL ESTATE

         At December 31, 1997, approximately 80% of ART's assets were invested in real estate and the equity securities of real estate entities. ART has invested in real estate located throughout the continental United States, either on a leveraged or nonleveraged basis. ART's real estate portfolio consists of properties held for investment, investments in partnerships, properties held for sale and investments in equity securities of CMET, IORI, TCI and NRLP.

         TYPES OF REAL ESTATE INVESTMENTS. ART's real estate consists of commercial properties (office buildings, shopping centers and a merchandise mart), hotels and developed, partially developed and undeveloped land. In selecting new real estate investments, the location, age and type of property, gross rents, lease terms, financial and business standing of tenants, operating expenses, fixed charges, land values and physical condition are among the factors considered. ART may acquire properties subject to or assume existing debt and may mortgage, pledge or otherwise obtain financing for its properties. The ART Board may alter the types of and criteria for selecting new real estate investments and for obtaining financing without a vote of ART's stockholders.

         Although ART has typically invested in developed real estate, ART may also invest in new construction or development either directly or in partnership with nonaffiliated parties or affiliates (subject to approval by the ART Board). To the extent that ART invests in construction and development projects, ART would be subject to business risks, such as cost overruns and construction delays, associated with such higher risk projects.

         At December 31, 1997, ART had under construction One Hickory Center, a 102,615 square foot office building in Farmers Branch, Texas. ART expects to expend approximately $4.5 million in 1998 to complete construction and an additional $750,000 for tenant improvements.

         In the opinion of ART's management, the properties owned by ART are adequately covered by insurance.

         The following table sets forth the percentages, by property type and geographic region, of ART's owned real estate (excluding the 42 parcels of developed, partially developed and undeveloped land, and a single family residence, described below) at December 31, 1997.

              Region               Commercial Properties         Hotels
              ------               ---------------------         ------
 Midwest                                     9%                    14%
 Mountain                                   82                     11
 Pacific                                    --                     46
 Southwest                                   9                     --
 Southeast                                  --                     29
                                           ---                    ---
                                           100%                   100%

    The foregoing table is based solely on the commercial square footage and hotel rooms owned by ART, and does not reflect the value of ART's investment in each region. Excluded from the above table are a single family residence in Dallas, Texas and 42 parcels of developed, partially developed and undeveloped land consisting of: one developed residential lot in a residential subdivision in Fort Worth, Texas, two parcels of partially developed land in Las Colinas, Texas, totaling 59.2 acres; 3.5 acres of undeveloped land in downtown Atlanta, Georgia; 410.7 acres of partially developed land in Denver, Colorado; 2 parcels of partially developed land in Dallas County, Texas, totaling 290.4 acres; 78.4 acres of partially developed land in Lewisville, Texas; 2 parcels of partially developed land in Irving, Texas, totaling 335.2 acres; 420.0 acres of undeveloped land in Duchense, Utah; 82.4 acres of undeveloped land in Oceanside, California; 3 parcels of undeveloped land in Tarrant County, Texas, totaling 1,373.6 acres; 130.6 acres of undeveloped land in Harris County, Texas; 9 parcels of undeveloped land in Collin County, Texas, totaling 638.2 acres; 6 parcels of undeveloped land in Farmers Branch, Texas, totaling 88.6 acres; 2 parcels of undeveloped land in Plano, Texas, totaling 352.2 acres; 1,448 acres of undeveloped land in Austin, Texas; 315.2 acres of undeveloped land in Palm Desert, California; 20.6 acres of undeveloped land in Santa Clarita, California; and 7 additional parcels of land totaling approximately
114.5 acres.


    A summary of the activity in ART's owned real estate portfolio during 1997 is as follows:

               Owned properties in real estate portfolio at January 1, 1997          26*
               Properties purchased   . . . . . . . . . . . . . . . . . . .          32
               Property obtained through foreclosure  . . . . . . . . . . .           1
               Properties sold  . . . . . . . . . . . . . . . . . . . . . .          (3)
                                                                                     --

               Owned properties in real estate portfolio at
                 December 31, 1997  . . . . . . . . . . . . . . . . . . . .          56*
                                                                                     ==

---------------------

* Includes one residential subdivision with 22 developed residential lots at January 1, 1997, and one developed residential lot at December 31, 1997.

         PROPERTIES HELD FOR INVESTMENT. Set forth below are ART's properties held for investment and the average annual rental rate per square foot for commercial properties and the average daily room rate for hotels and occupancy at December 31, 1997, 1996, 1995, 1994 and 1993 for commercial properties and average occupancy during such periods for hotels:

                                                                           Average Annual Rental Per Square Foot
                                                                                    or Average Room Rate
                                                                      ------------------------------------------------
                                                         Square
    Property                        Location         Footage/Rooms      1997      1996      1995     1994       1993
    --------                        --------         -------------      ----      ----      ----     ----       ----
 Office Building:
 ---------------
 Rosedale Towers               Minneapolis, MN        84,798 Sq. Ft.  $15.03   $14.88    $13.16   $14.46     $14.00

 Shopping Centers:
 ----------------
 Collection                    Denver, CO            267,812 Sq. Ft.    9.46      *         *        *          *
 Oak Tree Village              Lubbock, TX            45,623 Sq. Ft.    8.17     7.98      7.34      *          *
 Preston Square                Dallas, TX             35,508 Sq. Ft.   15.26      *         *        *          *

 Merchandise Mart:
 ----------------
 Denver Mart                   Denver, CO            509,008 Sq. Ft.   14.75    15.33     14.53    14.18        *


 Hotels:
 ------
 Best Western                  Virginia Beach, VA          110 Rooms   90.44    41.11        *       *          *
   Oceanside
 Inn at the Mart               Denver, CO                  161 Rooms   53.15    46.66     44.69    42.38        *
 Kansas City
   Holiday Inn                 Kansas City, MO             196 Rooms   70.73    66.46     61.66    52.47        *
 Piccadilly Airport            Fresno, CA                  185 Rooms   62.98      *         *        *          *
 Piccadilly Chateau            Fresno, CA                   78 Rooms   50.86      *         *        *          *
 Piccadilly Shaw               Fresno, CA                  194 Rooms   64.07      *         *        *          *
 Piccadilly University         Fresno, CA                  190 Rooms   62.22      *         *        *          *
 Williamsburg
 Hospitality House             Williamsburg, VA            296 Rooms   81.87      *         *        *          *

*  Property was acquired in 1995, 1996 or 1997.

                                                                    Occupancy
                                                        ---------------------------------

                               Property           1997      1996       1995       1994      1993
                               --------           ----      ----       ----       ----      ----
                        Office Building:
                        ---------------
                        Rosedale Towers           93%        91%        90%       94%        92%

                        Shopping Centers:
                        ----------------
                        Collection                82%         *          *         *          *
                        Oak Tree Village          90%        89%        91%        *          *
                        Preston Square            92%         *          *         *          *

                        Merchandise Mart:
                        ----------------
                        Denver Mart               93%        95%        96%       97%       *



                        Hotels:
                        ------
                        Best Western              60%        42%         *         *          *
                          Oceanside
                        Inn at the Mart           53%        36%        40%       42%       *
                        Kansas City
                          Holiday Inn             77%        79%        75%       75%       *
                        Piccadilly Airport        50%         *          *         *          *
                        Piccadilly Chateau        49%         *          *         *          *
                        Piccadilly Shaw           62%         *          *         *          *
                        Piccadilly University     49%         *          *         *          *
                        Williamsburg
                          Hospitality House       60%         *          *         *          *

*  Property was acquired in 1995, 1996 or 1997.

Occupancy presented above is without reference to whether leases in effect are at, below or above market rates.

         As of December 31, 1997, none of ART's properties had a book value which exceeded 10% of ART's total assets. For the year ended December 31, 1997, the revenues of the Denver Merchandise Mart and the Kansas City Holiday Inn exceeded 10% of ART's total revenues.

         Denver Merchandise Mart. The Denver Merchandise Mart is a wholesale trade mart located in Denver, Colorado. No tenant occupies ten percent or more of the rentable square footage of the Denver Merchandise Mart. The principal business carried on in or from the Denver Merchandise Mart is wholesale sales of goods.

         The following table shows lease expiration information for the tenants of the Denver Merchandise Mart at December 31, 1997:

                                                        Gross               1998            % of Aggregate
                                 Number of              Leased            Minimum            1998 Minimum
                                   Leases                Area              Annual               Annual
           Year                 Expiring (a)          (Sq. Ft.)             Rent                 Rent
           ----                 ------------          ---------         ------------           --------
      Month to Month                 17                10,840             $125,772                 2.5%
           1998                     227               130,821            2,031,948                40.8%
           1999                      91                61,956            1,049,532                21.1%
           2000                     132               105,924            1,772,508                35.6%

           2001                      --                    --                   --                  --%
           2002                      --                    --                   --                  --%
           2003                      --                    --                   --                  --%
           2004                      --                    --                   --                  --%
           2005                      --                    --                   --                  --%
   2006 and thereafter                1                 2,278                   --                  --%
                                    ---               -------           ----------               -----

          TOTAL                     468               311,819           $4,979,760               100.0%
                                    ===               =======           ==========               =====

-----------------

(a) Assumes no renewal options will be exercised in order to show the earliest termination of the leases.

           In October 1997, ART refinanced the mortgage debt secured by the Denver Merchandise Mart for $25.0 million. The new loan is secured by a mortgage against the Denver Merchandise Mart. ART received net refinancing proceeds of $10.2 million after the payoff of $14.8 million in existing mortgage debt that was scheduled to mature in October 1997. The new loan bears interest at 8.3% per annum, requires monthly principal and interest payments of $198,000 and matures in October, 2012. The current principal balance of the mortgage debt as of April 1, 1998 was $24.9 million. ART substantially completed a renovation and expansion of the Denver Merchandise Mart in December 1997.

         In October 1997, ART contributed the Denver Merchandise Mart to a limited partnership in exchange for $6.0 million in cash, a 1% managing general partner interest in the partnership, all of the Class B limited partner units in the partnership and the partnership's assumption of the $23.0 million in mortgage debt secured by such property. The existing general and limited partners converted their general and limited partner interests into Class A limited partner units in the partnership. The Class A units have an agreed value of $1.00 per unit and are entitled to a fixed preferred return of 10% per annum, paid quarterly. The Class A units may be converted into a total of 529,000 shares of Preferred Stock at any time after the first but not later than the sixth anniversary of the closing, on the basis of one share of Preferred Stock for each ten Class A units.

         Real estate taxes are levied against the Denver Merchandise Mart for county and township, and school tax purposes. Denver Merchandise Mart paid $305,746 in real estate taxes in 1997. The 1997 millage rate was 8.4042/100. ART estimates that Denver Merchandise Mart will owe approximately $312,175 in real estate taxes in 1998. Real estate taxes are substantially reimbursed by the tenants through real estate tax recovery billings.

         As of December 31, 1997, for Federal income tax purposes, ART depreciates the Denver Merchandise Mart under the Modified Accelerated Cost Recovery System ("MACRS") as follows:

 Buildings:
          Gross Federal Income Tax Basis       $ 17,382,481
          Accumulated Depreciation             $   8,762,335
          Depreciation Method                  MACRS - Straight Line ("SL")
          Depreciable Life                     Various

 Land Improvements:
          Gross Federal Income Tax Basis       $  226,112
          Accumulated Depreciation             $    13,743
          Depreciation Method                  MACRS- 150% Declining Balance ("DB")
          Depreciable Life                     15 years

 Personal Property:
          Gross Federal Income Tax Basis       $  862,309
          Accumulated Depreciation             $  612,465
          Depreciation Method                  MACRS - 200% DB
          Depreciable Life                     Various


         Kansas City Holiday Inn. The Kansas City Holiday Inn is a 196 room hotel located in Kansas City, Missouri. The first lien mortgage bears interest at 9.45% per annum, requires monthly principal and interest payments of $45,000 and matures in November 2005. The current principal balance of the first lien mortgage as of April 1, 1998 is $5.8 million. A second lien mortgage bears interest at 15% per annum, requires monthly interest payments of $41,000 and
matures in February 1999.   The current principal balance on the second lien
mortgage as of April 1, 1998 is $3.2 million. ART currently has no plans to renovate or improve the Kansas City Holiday Inn.

         Real estate taxes are levied against the Kansas City Holiday Inn for county and township, and school tax purposes. The Kansas City Holiday Inn paid $95,981 in real estate taxes in 1997. The 1997 millage rate was 6.82/100. ART estimates that the Kansas City Holiday Inn will owe approximately $97,900 in real estate taxes in 1998.

         As of December 31, 1997, for Federal income tax purposes, ART depreciates the Kansas City Holiday Inn under the MACRS as follows:

 Buildings:
          Gross Federal Income Tax Basis       $5,905,794
          Accumulated Depreciation             $   584,428
          Depreciation Method                  MACRS - SL
          Depreciable Life                     40 years

 Land Improvements:
          Gross Federal Income Tax Basis       $ 2,330,552
          Accumulated Depreciation             $    117,264
          Depreciation Method                  MACRS- SL
          Depreciable Life                     40 years

 Personal Property:
          Not applicable

         In September 1997, ART foreclosed on its $8.9 million junior mortgage note receivable secured by the Williamsburg Hospitality House, a 297 room hotel in Williamsburg, Virginia. ART acquired the property at foreclosure subject to a first lien mortgage of $12.0 million.

         In September 1997, ART purchased The Collection, a 267,812 square foot retail and commercial center in Denver, Colorado, for $19.5 million. ART paid $791,000 in cash and assumed existing mortgages totaling $14.7 million, and issued 400,000 shares of Preferred Stock having a liquidation value of $10.00 per share or a total of $4.0 million. A first lien mortgage in the amount of $14.2 million bears interest at 8.64% per annum, requires monthly principal and interest payments of $116,000 and matures in May 2017. A second lien mortgage in the amount of $580,000 bears interest at 7% per annum until April 2001, 7.5% per annum from May 2001 to April 2006, and 8% per annum from May 2006 to May 2010, requires monthly principal and interest payments of $3,000 and matures in May 2010.

         In October 1997, ART purchased, in a single transaction, four hotels in Fresno, California, for $33.0 million, consisting of (i) Piccadilly Inn Shaw (194 rooms), (ii) Piccadilly Inn University (190 rooms), (iii) Piccadilly Inn Airport (185 rooms) and (iv) Chateau Inn (78 rooms). ART issued 1.6 million shares of its Preferred Stock having a liquidation value of $10.00 per share or a total of $16.0 million and obtained new mortgage financing of $19.8 million. ART received net financing proceeds of $2.2 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 8.4% per annum, requires monthly principal and interest payments of $158,000 and matures in October 2013.

         Also in October 1997, ART refinanced the Oaktree Village Shopping Center in Lubbock, Texas, for $1.5 million. ART received no net financing proceeds after the payoff of $1.4 million in existing mortgage debt and the payment of various closing costs associated with the financing. The mortgage bears interest of 8.48% per annum, requires monthly payments of principal and interest of $18,000 and matures in November 2007.

         In December 1997, ART exchanged a 43.0 acre tract of Valley Ranch land for Preston Square, a 35,508 square foot shopping center in Dallas, Texas. In accordance with the provisions of the term loan secured by the Valley Ranch land, ART paid $2.8 million to the lender in exchange for the lender's release of its collateral interest in such land. Simultaneously, ART obtained new mortgage financing of $2.5 million secured by the shopping center. The mortgage bears interest at 8.2% per annum, requires monthly payments of interest only and matures in December 1999. ART recognized no gain or loss on the exchange.

         Also in December 1997, ART refinanced the Inn at the Mart in Denver, Colorado, for $4.0 million. ART received net financing proceeds of $1.4 million, after the payoff of $2.0 million in existing mortgage debt and the payment of various closing costs associated with the financing. The mortgage bears interest at 7.85% per annum, requires monthly payments of principal and interest of $30,000 and matures in January 2013.

         In November 1994, ART and an affiliate of BCM, sold five apartment complexes to a newly formed limited partnership in exchange for $3.2 million in cash, a 27% limited partner interest in the partnership and two mortgage notes receivable, secured by one of the properties sold. ART had the option to reacquire the properties at any time after September 1997 for their original sales prices, after the buyer having received a 12% return on its investment. Accordingly, ART recorded a deferred gain of $5.6 million which was offset against ART's investment in the partnership. In February 1998, ART reacquired three of the properties for $7.7 million. ART paid $4.0 million in cash and assumed the existing mortgages of $3.7 million. Simultaneously ART refinanced the three properties for a total of $7.8 million, ART receiving net financing proceeds of $3.9 million after the payoff of $3.7 million in existing mortgage debt and the payment of various costs associated with the financing. The new mortgages bear interest at 9.5% per annum, require monthly principal and interest payments of a total of $66,000 and mature in February 2008.

         PROPERTIES HELD FOR SALE. Set forth below are ART's properties held for sale, primarily undeveloped, partially developed and undeveloped land:

    Property                                  Location                                     Acres/Lots
-----------------                          --------------                                ---------------
Atlanta                                    Atlanta, GA                                    3.5 Acres
Bad Lands                                  Duchense, Utah                               420.0 Acres
BP Las Colinas                             Las Colinas, TX                               10.6 Acres
Chase Oaks                                 Plano, TX                                     60.5 Acres
Dalho                                      Farmers Branch, TX                             3.4 Acres
Dowdy                                      Collin County, TX                            165.0 Acres
Hollywood Casino                           Farmers Branch, TX                            51.7 Acres

Jeffries Ranch                             Oceanside, CA                                 82.4 Acres
Kamperman                                  Collin County, TX                             29.9 Acres
Katy Road                                  Harris County, TX                            130.6 Acres
Keller                                     Tarrant County, TX                           811.8 Acres
Lacy Longhorn                              Farmers Branch, TX                            17.1 Acres
Las Colinas I                              Las Colinas, TX                               48.6 Acres
LBJ                                        Dallas County, TX                             10.4 Acres
Lewisville                                 Lewisville, TX                                78.5 Acres
McKinney Corners I                         Collin County, TX                             30.4 Acres
McKinney Corners II                        Collin County, TX                            173.9 Acres
McKinney Corners III                       Collin County, TX                             15.5 Acres
McKinney Corners IV                        Collin County, TX                             31.3 Acres
McKinney Corners V                         Collin County, TX                              9.7 Acres
Palm Desert                                Palm Desert, CA                              315.2 Acres
Pantex                                     Collin County, TX                            182.5 Acres
Parkfield                                  Denver, CO                                   410.7 Acres
Pioneer Crossings                          Austin, TX                                 1,448.0 Acres
Rasor                                      Plano, TX                                    291.7 Acres
Santa Clarita                              Santa Clarita, CA                             20.6 Acres
Scout                                      Tarrant County, TX                           546.0 Acres
Stagliano                                  Farmers Branch, TX                             3.2 Acres
Thompson                                   Farmers Branch, TX                             4.0 Acres
Tomlin                                     Farmers Branch, TX                             9.2 Acres
Valley Ranch                               Irving, TX                                   335.2 Acres
Valley Ranch III                           Irving, TX                                    12.5 Acres
Valwood                                    Dallas, TX                                   280.0 Acres
Vineyards                                  Grapevine, TX                                 15.8 Acres
Other (8 properties)                       Various                                      114.5 Acres


         In January 1997, ART sold a 3.0 acre tract of the Las Colinas I land parcel in Las Colinas, Texas, for $1.2 million in cash. ART recognized a gain of $676,000 on the sale.

         Also in January 1997, ART purchased the Scout land, a 546 acre parcel of undeveloped land in Tarrant County, Texas, for $2.2 million. ART paid $725,000 in cash and obtained new mortgage financing for the remaining $1.5 million of the purchase price. The mortgage bears interest at 16% per annum, requires quarterly payments of interest only and matures in January 2000.

         In February 1996, ART entered into a contract to sell a 72.5 acre tract of the 92.6 acre parcel of BP Las Colinas land in Las Colinas, Texas, for $12.9 million. The contract called for the sale to close in two phases. In July 1996, ART completed the first sale. In February 1997, ART completed the second sale of 40.2 acres for $8.0 million, of which $7.2 million was paid in cash. Of the net cash proceeds of $6.9 million, $1.5 million was used to pay the debt secured by the BP Las Colinas land parcel, pay a $500,000 maturity fee to the lender, make a $1.5 million principal pay down on the loan with the same lender, secured by the Parkfield land in Denver, Colorado, and $1.0 million was applied as a principal pay down on the term loan secured by the Las Colinas I land. In conjunction with the sale ART provided

$800,000 in purchase money financing in the form of a six month unsecured loan. The loan bore interest at 12% per annum, with all accrued but unpaid interest and principal due at maturity in August 1997. ART recognized a gain of $3.4 million on such sale, deferring an additional $800,000 of gain until the unsecured loan was paid in full. The loan was collected in full in August 1997 and the additional $800,000 gain was recognized.

         In March 1997, ART purchased the Katy Road land, a 130.6 acre parcel of undeveloped land in Harris County, Texas, for $5.6 million. ART paid $1.6 million in cash and obtained seller financing for the remaining $4.0 million of the purchase price. The mortgage bears interest at 9% per annum, requires quarterly payments of interest only and matures in March 2000.

         In April 1997, ART purchased the McKinney Corners I land, a 30.4 acre parcel of undeveloped land in Collin County, Texas, for $3.5 million. ART paid $1.0 million in cash and obtained new mortgage financing of $2.5 million. The mortgage bears interest at 14% per annum, requires monthly payments of interest only and matures in April 1998.

         Also in April 1997, ART purchased the McKinney Corners II land, a
173.9 acre parcel of undeveloped land in Collin County, Texas, for $5.9 million. ART paid $900,000 in cash and obtained new mortgage financing of $5.0 million as an advance under the term loan from the Las Colinas I lender. The McKinney Corners II land was added as additional collateral on the term loan.

         Further in April 1997, ART sold a 3.1 acre parcel of the Las Colinas I land for $1.3 million in cash. ART used $1.0 million of the sales proceeds as a collateral escrow deposit in accordance with the provisions of the Valley Ranch land loan. ART recognized a gain of $648,000 on the sale.

         In May 1997, ART purchased the McKinney Corners III land, a 15.5 acre parcel of undeveloped land in Collin County, Texas, for $896,000 in cash.

         Also in May 1997, ART purchased the Lacy Longhorn land, a 17.1 acre parcel of undeveloped land in Farmers Branch, Texas, for $1.8 million. ART paid $200,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The loan bore interest at 10% per annum, required monthly principal and interest payments of $400,000 and matured in October 1997. The loan was paid off at maturity.

         Further in May 1997, ART purchased the Chase Oaks land, a 60.5 acre parcel of undeveloped land in Plano, Texas, for $4.2 million. ART paid $200,000 in cash and obtained seller financing of the remaining $4.0 million of the purchase price. The related mortgage note bears interest at 18% per annum, requires monthly payments of interest only and matures in May 2000.

         In May 1997, ART purchased the Pioneer Crossing land, a 1,448 acre parcel of undeveloped land in Austin, Texas, for $21.5 million. ART paid $5.4 million in cash and obtained seller financing of the remaining $16.1 million of the purchase price. The related mortgage note bears interest at 9.5% per annum, requires monthly payments of interest only and matures in May 2001.

         Also in May 1997, ART financed the unencumbered 10.6 acre tract of the BP Las Colinas land for $3.1 million. The related mortgage note bears interest at 9.5% per annum, requires monthly payments of interest only and matures in December 1999.

         Further in May 1997, ART obtained a second lien mortgage of $3.0 million secured by the Pin Oak land, from the limited partner in a partnership that owns approximately 15.6% of the outstanding shares of the Common Stock. The related mortgage note bears interest at 12.5% per annum compounded monthly and matures in February 1999. In January 1998, the Palm Desert land was substituted for the Pin Oak land as collateral for the mortgage.

         In June 1997, ART purchased the Kamperman land, a 129.6 acre parcel of undeveloped land in Collin County, Texas, for $5.0 million in cash. ART simultaneously sold a 99.7 acre tract for $4.5 million in cash. ART recognized a gain of $215,000 on the sale.

         Also in June 1997, ART purchased the Keller land, an 811.8 acre parcel of undeveloped land in Tarrant County, Texas, for $6.3 million. ART paid $2.3 million in cash and obtained new mortgage financing of $4.0 million.

The related mortgage note bears interest at 12.95% per annum, requires monthly payments of interest only and matures in June 1998.

         Further in June 1997, ART purchased the McKinney Corners IV land, a
31.3 acre parcel of undeveloped land in Collin County, Texas, for $2.4 million. ART paid $400,000 in cash and obtained new mortgage financing of $2.0 million, as an advance under the term loan from the Las Colinas I lender. The McKinney Corners IV land was added as additional collateral on the term loan.

         In June 1997, ART purchased the Pantex land, a 182.5 acre parcel of undeveloped land in Collin County, Texas, for $5.4 million. ART paid $900,000 in cash and obtained seller financing of the remaining $4.5 million of the purchase price. The related mortgage note bears interest at 10.5% per annum, requires semiannual payments of interest only and matures in December 2000.

         Also in June 1997, ART obtained a second lien mortgage of $3.0 million secured by the Lewisville land, from the limited partner in a partnership that owns approximately 15.6% of the outstanding shares of the Common Stock. The related mortgage note bears interest at 12.5% per annum, compounded monthly and matures in February 1999.

         Further in June 1997, ART refinanced the Valwood land for $15.8 million. The related mortgage note bears interest at the prime rate plus 4.5%, currently 13% per annum, requires monthly payments of interest only and matures in June 1998. ART received net financing proceeds of $4.9 million, after the payoff of $6.2 million in existing mortgage debt secured by the property, an additional $3.0 million being applied to payoff the Jeffries land loan and $1.4 million being applied to pay down the Las Colinas I land term loan.

         In July 1997, ART sold a 3.9 acre tract of the Las Colinas I land in Las Colinas, Texas, for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, ART applied the net sales proceeds of $1.4 million, to pay down the term loan in exchange for that lender's release of its collateral interest in such land. ART recognized a gain of $771,000 on the sale.

         Also in July 1997, ART purchased the Dowdy and McKinney Corners V land, a total of 174.7 acres of undeveloped land in Collin County, Texas, for $2.9 million. ART obtained new mortgage financing of $3.3 million as an advance under the term loan from the Las Colinas I lender. The Dowdy land, McKinney Corners V land and McKinney Corners III land were added as additional collateral on the term loan.

         Further in July 1997, ART purchased the Perkins land, a 645.4 acre parcel of undeveloped land in Collin County, Texas, for $5.8 million. ART paid $3.3 million in cash and assumed the existing mortgage of $2.5 million. The related mortgage note bears interest at 8.5% per annum, requires quarterly payments of interest only and matures in March 2002.

         In July 1997, ART purchased the LBJ land, a 10.4 acre parcel of undeveloped land in Dallas County, Texas, for $2.3 million. ART paid $300,000 in cash and obtained seller financing of the remaining $2.0 million of the purchase price. The related mortgage note bears interest at 18% per annum, requires quarterly payments of interest only and matures in May 1998.

         Also in July 1997, ART obtained a third lien mortgage of $2.0 million secured by the Pin Oak land, from the limited partner in a partnership that owns approximately 15.6% of the outstanding shares of Common Stock. The mortgage bore interest at 12.5% per annum, compounded monthly and matured in February 1998. The mortgage was paid in full in January 1998.

         In September 1997, ART sold the Mopac Building in St. Louis, Missouri, for $1.0 million in cash. In accordance with the provisions of the Las Colinas I term loan, ART applied $350,000 of the sales proceeds to pay down the term loan in exchange for the lender's release of its collateral interest in such property. ART recognized a gain of $481,000 on the sale.

         Also in September 1997, ART sold a 2.6 acre parcel of the Las Colinas I land in Las Colinas, Texas, for $1.2 million in cash. In accordance with the provisions of the term loan secured by such parcel, ART applied the net sales proceeds of $1.0 million, to pay down the term loan in exchange for the lender's release of its collateral interest in such land. ART recognized a gain of $578,000 on the sale.

         Further in September 1997, ART sold three tracts of Valley Ranch land totaling 24.0 acres for $1.6 million in cash. The net cash proceeds of $1.2 million were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to the lender in December 1997, in conjunction with the payoff of the loan. ART recognized a gain of $567,000 on the sale.

         In September 1997, ART refinanced the Las Colinas I land Double O tract for $7.3 million. ART received net refinancing proceeds of $2.1 million, after the payoff of existing mortgage debt of $5.0 million. The new mortgage bears interest at the prime rate plus 4.5%, currently 13% per annum, requires monthly payments of interest only and matures in October 1998.

         In October 1997, ART contributed its Pioneer Crossing land in Austin, Texas to a limited partnership in exchange for $3.4 million in cash, a 1% managing general partner interest in the partnership and all of the Class B limited partner interests in the partnership and the partnership's assumption of the $16.1 million mortgage debt secured by such property. The existing general and limited partners converted their general and limited partner interests into Class A limited partner units in the partnership. The Class A units have an agreed value of $1.00 per unit and are entitled to a fixed preferred return of 10% per annum, paid quarterly. The Class A units may be converted into a total of 360,000 shares of Preferred Stock at any time after the first but no later than the sixth anniversary of the closing, on the basis of one share of Preferred Stock for each ten Class A units.

         Also in October 1997, ART purchased the Palm Desert land, a 315.2 acre parcel of undeveloped land in Palm Desert, California, for $11.2 million. ART paid $3.8 million in cash and assumed the existing mortgage of $7.4 million. The mortgage bears interest at 9% per annum, requires monthly principal and interest payments of $76,000 and matures in February 2002.

         Further in October 1997, ART purchased the Thompson land, a 4.0 acre parcel of undeveloped land in Dallas County, Texas, for $869,000 in cash.

         In October 1997, ART purchased the Santa Clarita land, a 20.6 acre parcel of undeveloped land, in Santa Clarita, California, for $1.3 million. ART obtained new mortgage financing of $1.3 million as an advance under the term loan from the Las Colinas I lender. The Santa Clarita land was added as additional collateral on the term loan.

         Also in October 1997, ART purchased the Tomlin land, a 9.2 acre parcel of undeveloped land in Dallas County, Texas, for $1.7 million in cash.

         Further in October 1997, ART purchased the Rasor land, a 378.2 acre parcel of undeveloped land in Plano, Texas, for $14.4 million. ART paid $5.1 million in cash, obtained new mortgage financing of $3.5 million as an advance under the term loan from the Las Colinas I lender, and exchanged its Perkins land, a 645.4 acre parcel of undeveloped land in Collin County, Texas, for the remainder of the purchase price. ART simultaneously sold an 86.5 acre tract of the Rasor land, for $3.8 million in cash, ART received net cash of $3.5 million after the payment of various closing costs associated with the sale. The Rasor land was added as additional collateral on the term loan. ART recognized a gain of $212,000 on the sale of the 86.5 acre tract.

         In October 1997, a newly formed partnership, of which ART is the 1% general partner and Class B limited partner, purchased the Vineyards land, a
15.8 acre parcel of undeveloped land in Tarrant County, Texas, for $4.5 million. The partnership paid $800,000 in cash, assumed $2.5 million of existing mortgage debt and issued to the seller 1.1 million Class A limited partner units with an agreed value of $1.00 per unit. The Class A limited partner is entitled to a fixed annual preferred return of 10% per annum paid quarterly. The Class A units may be exchanged for either shares of ART's Series G Cumulative Convertible Preferred Stock ("SERIES G PREFERRED STOCK") on or after the second anniversary of the closing date at a rate of one share of Series G Preferred Stock for each 100 Class A units exchanged or Common Stock only on or after the third anniversary of the closing date. The Class A units are exchangeable for Common Stock at a rate of $1.00 per unit plus any outstanding preferred return divided by 0.9 times the simple average of the daily closing price of the Common Stock for the 20 business days preceding the date of conversion. The assumed mortgage bears interest at 12.95% per annum, requires quarterly payments of interest only and matures in June 1998.

         Also in October 1997, ART purchased the Dalho land, a 3.4 acre parcel of undeveloped land in Farmers Branch, Texas, for $300,000 in cash.

         Further in October 1997, ART sold an 11.6 acre tract of Valley Ranch land for $1.2 million in cash. The net cash proceeds of $990,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to lender in December 1997, in conjunction with the payoff of the loan. ART recognized a gain of $629,000 on the sale.

         In November 1997, ART sold two tracts of the Valley Ranch land, totaling 8 acres, for $577,000 in cash. The net cash proceeds of $451,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to lender in December 1997, in conjunction with the payoff of the loan. ART recognized a gain of $216,000 on the sale.

         Also in November 1997, ART purchased the Hollywood Casino land, a 51.7 acre parcel of undeveloped land, in Farmers Branch, Texas, for $11.1 million. ART paid $3.6 million in cash and obtained new mortgage financing of $7.5 million. The mortgage bears interest at 9.25% per annum, requires monthly payments of interest only and matures in December 1999.

         Further in November 1997, ART obtained mortgage financing of $5.4 million secured by 33.9 acres of previously unencumbered Valwood land, Lacy Longhorn land, Thompson land, and Tomlin land. ART received net financing proceeds of $4.8 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 13.5% per annum, requires monthly payments of principal and interest and matures in November 2007.

         In December 1997, ART sold a 5.1 acre tract of the Valley Ranch land, for $430,000 in cash. The net cash proceeds of $353,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to lender in December 1997, in conjunction with the payoff of the loan. ART recognized a gain of $203,000 on the sale.

         Also in December 1997, ART purchased the Valley Ranch III land, a 12.5 acre parcel of undeveloped land in Irving, Texas, for $2.1 million. ART paid $527,000 in cash and obtained seller financing of the remaining $1.6 million of the purchase price. The financing bears interest at 10.0% per annum, requires the payment of principal and interest at maturity and matures in December 1998.

         Further in December 1997, ART purchased the Stagliano land, a 3.2 acre parcel of undeveloped land in Farmers Branch, Texas, for $500,000 in cash.

         In December 1997, ART sold a 32.0 acre tract of the Parkfield land in Denver, Colorado, for $1.2 million in cash. In accordance with the provisions of the term loan secured by such parcel, ART applied the net cash proceeds of $1.1 million, to pay down the term loan in exchange for the lender's release of its collateral interest in such land. ART recognized a gain of $372,000 on the sale.

         Also in December 1997, ART sold two parcels of the Valley Ranch land, totaling 25.1 acres, for $3.3 million. ART received net cash proceeds of $2.1 million and provided an additional $891,000 in purchase money financing. The purchase money financing bore interest at 10.0% per annum and matured in January 1998. ART received a $624,000 pay down on the purchase money financing in January 1998 with the remainder being deferred until a zoning issue is resolved. In accordance with the provisions of the term loan secured by such parcel, ART applied the net cash proceeds of $2.1 million to payoff the term loan secured by such parcel, the lender releasing its collateral interest in the remaining Valley Ranch land. ART recognized a gain of $1.8 million on the sale, and deferred an additional $267,000 until the zoning issue is resolved.

         Further in December 1997, ART sold the Park Plaza, a 105,507 square foot shopping center in Manitowoc, Wisconsin, for $4.9 million in cash. ART received net cash of $1.6 million, after the payoff of $3.1 million in existing mortgage debt and the payment of various closing costs associated with the sale. ART recognized a gain of $105,000 on the sale.

         In December 1997, ART sold the Pin Oak land, a 567.6 acre parcel of undeveloped land in Houston, Texas, for $11.4 million. ART received net cash proceeds of $3.5 million, and provided an additional $6.9 million in short term purchase money financing that was paid in full in January 1998. On the payoff of the purchase money financing ART received net cash of $1.5 million after the payoff of $5.2 million in underlying mortgage debt and the payment of various closing costs associated with the sale. ART recognized a gain of $3.7 million on the sale.

         In 1991, ART purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, nine additional lots were sold for an aggregate gain of $17,000. At December 31, 1997, one lot remained to be sold.

         In November 1991, ART transferred the Porticos Apartments to IORI, an equity investee, in satisfaction of ART's then $3.6 million obligation to IORI. ART recorded a deferred gain of $3.0 million on the transfer. In June 1997, IORI sold the property, and accordingly ART recognized such previously deferred gain.

         In January 1998, ART purchased the El Dorado Parkway land, an 8.5 acre parcel of undeveloped land in McKinney, Texas, for $952,000. ART paid $307,000 in cash and assumed the existing mortgage of $164,000, and obtained seller financing of the remaining $481,000 of the purchase price. The mortgage bears interest at 10% per annum, requires semiannual payments of principal and interest of $18,000 and matures in May 2005. The financing bears interest at 8% per annum, requires semiannual principal and interest payments of $67,000 and matures in January 2002.

         Also in January 1998, ART purchased the Valley Ranch IV land, a 12.3 acre parcel of undeveloped land in Irving, Texas, for $2.0 million. ART paid $500,000 in cash and obtained seller financing of the remaining $1.5 million of the purchase price. The financing bears interest at 10% per annum, requires quarterly payments of interest only and matures in December 2000.

         Further in January 1998, ART purchased the JHL Connell land, a 7.7 acre parcel of undeveloped land in Carrollton, Texas, for $1.3 million in cash.

         In February 1998, ART purchased the Scoggins land, a 314.5 acre parcel of undeveloped land in Tarrant County, Texas, for $3.0 million. ART paid $1.5 million in cash and obtained new mortgage financing of $1.5 million. The mortgage bears interest at 14% per annum, requires quarterly payments of interest only, requires a principal pay down of $300,000 in May 1998, and matures in February 1999.

         Also in February 1998, ART purchased the Bonneau land, an 8.4 acre parcel of undeveloped land in Dallas County, Texas, for $1.0 million. ART obtained new mortgage financing of $1.0 million. The mortgage bears interest at 18.5% per annum with principal and interest due at the maturity in February 1999. ART's JHL Connell land is pledged as additional collateral for this loan.

         Further in February 1998, ART financed the previously unencumbered Kamperman land for $1.6 million. ART received net financing proceeds of $1.5 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 9.0% per annum, requires monthly payments of interest only and matures in February 2000.

         In February 1998, ART refinanced the Vineyards land for $3.4 million. ART received net refinancing proceeds of $2.9 million, after the payoff of existing mortgage debt of $540,000. The mortgage bears interest at 9.0% per annum, requires monthly payments of interest only and matures in February 2000.

         Also in February 1998, ART financed its unencumbered Valley Ranch land for $4.3 million. ART received net financing proceeds of $4.1 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 9.0% per annum, requires monthly payments of interest only and matures in February 2000.

         In March 1998, ART financed its unencumbered Stagliano and Dalho land for $800,000 with the lender on the Bonneau land, described above. The mortgage bears interest at 18.5% per annum with principal and interest due at maturity in February 1999. ART's JHL Connell land is also pledged as additional collateral for this loan.

         COMPETITION. Identifying, completing and realizing on real estate investments has from time to time been highly competitive, and involves a high degree of uncertainty. ART competes for investments with many public and private real estate investment vehicles, including financial institutions (such as mortgage banks, pension funds and REITs) and other institutional investors, as well as individuals. Many of those with whom ART competes for investments and its services are far larger than ART, may have greater financial resources than ART and may have management personnel with more experience than the officers of ART.


MORTGAGE LOANS

         In addition to real estate, a substantial portion of ART's assets have been and are expected to continue to be invested in mortgage notes receivable, principally those secured by income-producing real estate. ART's mortgage notes receivable consist of first, wraparound, and junior mortgage loans.

         TYPES OF MORTGAGE ACTIVITY. In addition to originating its own mortgage loans, ART has acquired existing mortgage notes either directly from builders, developers or property owners, or through mortgage banking firms, commercial banks or other qualified brokers. BCM, an affiliate of the Company, services ART's mortgage notes receivable.

         TYPES OF PROPERTIES SUBJECT TO MORTGAGES. The types of properties securing ART's mortgage notes receivable portfolio at December 31, 1997 consisted of office buildings, apartment complexes, shopping centers, single-family residences, hotels and developed land. The ART Board may alter the types of properties subject to mortgages in which ART invests without a vote of ART's stockholders.

         At December 31, 1997, the obligors on $1.3 million or 4% of ART's mortgage notes receivable portfolio were affiliates of ART. Also at that date, $23.2 million or 71% of ART's mortgage notes receivable portfolio was in default.

         The following table sets forth the percentages (based on the outstanding mortgage note balance at December 31, 1997), by both property type and geographic region, of the properties that serve as collateral for ART's mortgage notes receivable at December 31, 1997.

                                                   Commercial
          Region                Apartments         Properties            Total
          ------                ----------         ----------            -----
Mountain  . . . . . . . . .          --                71.3%               71.3%
Southeast . . . . . . . . .            .2%               .3                  .5
Southwest . . . . . . . . .           4.3              23.9                28.2
                                  ---------        ---------           ---------
                                      4.5%             95.5%              100.0%
                                  =========        =========           =========


A summary of the activity in ART's mortgage notes receivable portfolio during 1997 is as follows:


    Loans in mortgage notes receivable portfolio
        at January 1, 1997  . . . . . . .           13*
     Loans funded . . . . . . . . . . . .            4
     Loans paid in full . . . . . . . . .           (3)
     Loans sold . . . . . . . . . . . . .           (2)
     Loan foreclosed  . . . . . . . . . .           (1)

                                                   ---
     Loans in mortgage notes receivable portfolio
         at December 31, 1997 . . . . . .           11*

---------------

* Includes a mortgage note receivable collateralized by three condominium mortgage loans.

         During 1997, ART collected $2.6 million in interest and $4.5 million in principal on its mortgage notes receivable and sold two mortgage notes
receivable for a total of $17.0 million.   ART plans, for the foreseeable
future,
to hold, to the extent its liquidity permits, rather than to sell in the secondary market, the remainder of the mortgage notes in its portfolio.

         First Mortgage Loans. ART may invest in first mortgage loans, with either short-, medium- or long-term maturities. First mortgage loans generally provide for level periodic payments of principal and interest sufficient to substantially repay the loan prior to maturity, but may involve interest-only payments or moderate or negative amortization of principal and a "balloon" principal payment at maturity. With respect to first mortgage loans, it is ART's general policy to require that the borrower provide a mortgagee's title policy or an acceptable legal opinion of title as to the validity and the priority of the mortgage lien over all other obligations, except liens arising from unpaid property taxes and other exceptions normally allowed by first mortgage lenders in the relevant area. ART may grant to other lenders participations in first mortgage loans originated by ART.

         The following discussion briefly describes the events that affected previously funded first mortgage loans during 1997.

         The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida, failed to pay the note on its November 1, 1993 maturity. ART instituted foreclosure proceedings and was awarded summary judgment in January 1994. During 1994 and 1995, the borrower paid ART a total of $270,000 in nonrefundable fees to delay foreclosure of the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. On August 24, 1996, the bankruptcy court's stay was lifted allowing ART to proceed with foreclosure. The note had a principal balance of $1.6 million at December 31, 1996. On February 21, 1997, ART sold its note for $1.8 million in cash. ART recognized a gain of approximately $171,000 on the sale.

         WRAPAROUND MORTGAGE LOANS. ART may invest in wraparound mortgage loans, sometimes called all-inclusive loans, made on real estate subject to prior mortgage indebtedness. A wraparound mortgage note is a mortgage note having an original principal amount equal to the outstanding balance under the prior existing mortgage loan plus the amount actually advanced under the wraparound mortgage loan.

         Wraparound mortgage loans may provide for full, partial or no amortization of principal. ART's policy is to make wraparound mortgage loans in amounts and on properties as to which it would otherwise make a first mortgage loan.

         The following discussion briefly describes events that affected previously funded wraparound mortgage loans during 1997.

         In August 1990, ART obtained the Continental Hotel and Casino in Las Vegas, Nevada, through foreclosure, subject to first and second lien mortgages totaling $10.0 million. In June 1992, ART sold the hotel and casino for, among other consideration, a $22.0 million wraparound mortgage note receivable. In March 1997, the wraparound note was modified and extended in exchange for, among other things, the borrower's commitment to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The borrower has not made the required mortgage payments since April 1997, nor the required improvements . In December 1997, the borrower filed for bankruptcy protection. In February 1998, a hearing was held to allow ART to foreclose on the hotel and casino. At the hearing, the court allowed the borrower 90 days to submit a reorganization plan and beginning March 2, 1998 required the borrower to make monthly payments of $175,000 to ART. ART received the first such payment on March 2, 1998. The borrower failed to make the April payment so ART foreclosed. ART incurred no loss on foreclosure as the fair market value of the property exceeded the carrying value of ART's note receivable.

         In September 1997, ART sold its $16.3 million wraparound mortgage note receivable secured by the Las Vegas Plaza Shopping Center in Las Vegas, Nevada, for $15.0 million. ART received net cash of $5.5 million after the payoff of $9.2 million in underlying debt and the payment of various closing costs associated with the sale. ART incurred no loss on the sale in excess of the reserve previously established.

         JUNIOR MORTGAGE LOANS. ART may invest in junior mortgage loans. Such notes are secured by mortgages that are subordinate to one or more prior liens either on the fee or a leasehold interest in real estate. Recourse on such notes ordinarily includes the real estate which secures the note, other collateral and personal guarantees of the borrower.

         The following discussion briefly describes the junior mortgage loans funded in 1997 and the events that affected previously funded junior mortgage notes during 1997.

         At December 31, 1996, ART held a junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia, that is subject to a first lien mortgage of $12.0 million. In September 1997, ART foreclosed on its $8.9 million junior mortgage note receivable. ART obtained the property at foreclosure subject to a first lien mortgage of $12.0 million. ART incurred no loss on foreclosure as the fair value of the property exceeded the carrying value of its mortgage note receivable and assumed mortgage debt.

         In May 1997, the $3.7 million mortgage note receivable secured by an apartment complex in Merrillville, Indiana, owned by a subsidiary of Davister Corp., a general partner in a partnership that owns approximately 15.6% of ART's outstanding shares of Common Stock was paid in full.

INVESTMENTS IN REAL ESTATE INVESTMENT TRUSTS AND REAL ESTATE PARTNERSHIPS

         ART's investment in real estate entities includes (i) equity securities of three publicly traded real estate investment trusts (collectively the "AFFILIATED REITS"), CMET, IORI and TCI, (ii) units of limited partner interest of NRLP, (iii) a general partner interest in NRLP and NOLP, through its 96% limited partner interest in SAMLP, the general partner of NRLP and NOLP, and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, Chairman of the Board and a Director of ART until November 16, 1992, served until May 15, 1996 as a director and Chief Executive Officer of SAMI, a company owned by BCM, an affiliate of ART, that serves as SAMLP's managing general partner. Randall M. Paulson, Executive Vice President of ART, serves as the sole director and as President of SAMI. Gene E. Phillips is also a general partner of SAMLP. BCM, ART's advisor, serves as advisor to the Affiliated REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

         Since acquiring its initial investments in the equity securities of the Affiliated REITs and NRLP in 1989, ART has made additional investments in the equity securities of these entities through private and open market purchases. ART's cost with respect to shares of the Affiliated REITs at December 31, 1997 totaled $21.6 million, and its cost with respect to units of limited partner interest in NRLP totaled $23.3 million. The aggregate carrying value (cost plus or minus equity in income or losses and less distributions received) of such equity securities of the Affiliated REITs and NRLP was $38.3 million at December 31, 1997 and the aggregate market value of such equity securities was $134.6 million. The aggregate investee book value of the equity securities of the Affiliated REITs based upon the December 31, 1997 financial statements of each such entity was $69.8 million and ART's share of NRLP's revaluation equity at December 31, 1997 was $198.9 million.

         The ART Board has authorized the expenditure by ART of up to an aggregate of $35.0 million to acquire, in open market purchases, units of NRLP and shares of the Affiliated REITs, excluding private purchase transactions which were separately authorized. As of December 31, 1997, ART had expended $4.0 million to acquire units of NRLP and an aggregate of $5.6 million to acquire shares of the Affiliated REITs, in open market purchases, in accordance with these authorizations. ART expects to make additional investments in the equity securities of the Affiliated REITs and NRLP.

         At December 31, 1997, SAMLP, the general partner of NRLP and NOLP, owned 26,475 shares of TCI. ART owns a 96% limited partnership interest in SAMLP which ART consolidates for financial statement purposes.

         The purchases of the equity securities of the Affiliated REITs and NRLP were made for the purpose of investment and were based principally on the opinion of ART's management that the equity securities of each were and are currently undervalued. The determination by ART to purchase additional equity securities of the Affiliated REITs and NRLP is made on an entity-by-entity basis and depends on the market price of each entity's equity securities relative to the value of its assets, the availability of sufficient funds and the judgment of ART's management regarding the relative attractiveness of alternative investment opportunities. Substantially all of the equity securities of the Affiliated REITs and NRLP owned by ART are pledged as collateral for borrowings. Pertinent information regarding ART's investment in the equity securities of the Affiliated REITs and NRLP, at December 31, 1997, is summarized below (dollars in thousands):

                       Percentage of ART's     Carrying Value of    Equivalent Investee    Market Value of
                           Ownership at          Investment at        Book Value at         Investment at
       Investee         December 31, 1997      December 31, 1997    December 31, 1997     December 31, 1997
       --------         -----------------      -----------------    ----------------      -----------------
 NRLP  . . . . . .                54.4%              $ 11,479          $         *             $  83,018
 CMET  . . . . . .                40.6                 14,939               35,745                25,733
 IORI  . . . . . .                29.7                  3,511                7,439                 5,176
 TCI . . . . . . .                30.6                  8,378               26,652                20,664
                                                   ----------                                 ----------
 Total . . . . . .                                   $ 38,307                                   $134,591
                                                     ========                                   ========

---------------
*        At December 31, 1997, NRLP reported a deficit partners' capital.
         ART's share of NRLP's revaluation equity at December 31, 1997, however, was $198.9 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1997.

         Each of the Affiliated REITs and NRLP own a considerable amount of real estate, much of which, particularly in the case of NRLP, has been held for many years. Because of depreciation, these entities may earn substantial amounts in periods in which they sell real estate and will probably incur losses in periods in which they do not. ART's reported income or loss attributable to these entities will differ materially from its cash flow attributable to them. ART does not have a controlling equity interest in any of the Affiliated REITs and therefore it cannot, acting by itself, determine either the individual investments or the overall investment policies of such investees. However, due to ART's equity investments in, and the existence of common officers with, each of the Affiliated REITs, and that the Affiliated REITs have the same advisor as ART and that Mr. Randall M. Paulson, an Executive Vice President of ART, is also the President of each of the Affiliated REITs and BCM, ART's advisor, and is the President and sole director of SAMI, a company owned by BCM, that is the managing general partner of SAMLP, ART may be considered to have the ability to exercise significant influence over the operating and investing policies of these entities. ART accounts for its investment in these entities using the equity method. Under the equity method, ART recognizes its proportionate share of the income or loss from the operations of these entities currently, rather than when realized through dividends or on sale. ART continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP and NOLP, as more fully discussed in "NRLP" below. The carrying value of ART's investment in these entities, as set forth in the table above, is the original cost of each such investment adjusted for ART's proportionate share of each entity's income or loss and distributions received.

         The following is a summary description of each of NRLP and the Affiliated REITs, based upon information publicly reported by such entities.

         NRLP. NRLP is a publicly traded master limited partnership which was formed under the Delaware Uniform Limited Partnership Act on January 29, 1987. It commenced operations on September 18, 1987 when, through NOLP, it acquired all of the assets, and assumed all of the liabilities, of 35 public and private limited partnerships. NRLP is the sole limited partner of NOLP and owns 99% of the beneficial interest in NOLP. NRLP and NOLP operate as an economic unit and, unless the context otherwise requires, all references herein to the "PARTNERSHIP" shall constitute references to NRLP and NOLP as a unit. The general partner and owner of 1% of the beneficial interest in each of NRLP and NOLP is SAMLP, a Delaware limited partnership.

         SAMI, a company owned by BCM, is the managing general partner of SAMLP. In November 1992, NOLP transferred 52 apartment complexes and a wraparound mortgage note receivable to Garden Capital, L.P. ("GCLP"), a Delaware limited partnership in which NOLP owns a 99.3% limited partner interest. Concurrent with such transfer, GCLP refinanced all of the mortgage debt associated with the transferred properties and the wraparound mortgage note under a new first mortgage in the amount of $223.0 million.

         ART is a limited partner in SAMLP, holding a 96% limited partner interest therein, which ART consolidates for financial statement purposes.

         SAMI, as the managing general partner of SAMLP, has discretion in determining methods of obtaining funds for the Partnership's operations, and the acquisition and disposition of its assets. The Partnership's governing documents place no limitation on the amount of leverage that the Partnership may incur either in the aggregate or with respect to any particular property or other investment. At December 31, 1997, the aggregate loan-to-value ratio of the Partnership's real estate portfolio was 43.4% computed on the basis of the ratio of total property-related debt to aggregate appraised values. As of December 31, 1997 NRLP owned 79 properties located in 22 states. These properties consisted of 66 apartment complexes comprising 16,538 units, five office buildings with an aggregate 367,271 square feet and eight shopping centers with an aggregate of 1.1 million square feet.

         For the year ended December 31, 1997, the Partnership reported net income of $8.7 million compared to a net loss of $375,000 for the year ended December 31, 1996. The Partnership had income from operations, prior to gains on sale of real estate of $362,000 for the year ended December 31, 1997 compared to a loss of $436,000 for the year ended December 31, 1996. The improvement in the Partnership's 1997 income from operations is due to an average 3.0% increase in average rental rates at the Partnership's apartment complexes and an average 1.0% increase in rental rates at the Partnership's commercial properties coupled with an average 1.0% increase in occupancy at the Partnership's apartment complexes and an average 3.0% increase in occupancy at the Partnership's commercial properties.

         The Partnership has paid quarterly distributions to unitholders since the fourth quarter of 1993. In 1997, ART received a total of $1.4 million in distributions from the Partnership and accrued an additional $5.5 million that was received in January 1998.

         The Partnership, SAMLP and Gene E. Phillips, were among the defendants in a class action lawsuit arising out of the formation of the Partnership. An agreement settling such lawsuit as to the above named defendants, (the "MOORMAN SETTLEMENT AGREEMENT"), became effective on July 5, 1990. The Moorman Settlement Agreement provided for, among other things, the appointment of an oversight committee for the Partnership (the "NRLP OVERSIGHT COMMITTEE"); the establishment of specified annually increasing targets for a five-year period relating to the price of NRLP units of limited partner interest; a limitation and deferral or waiver of NRLP's reimbursement to SAMLP of certain future salary costs; and a deferral or waiver of certain future compensation to SAMLP; the required distribution to unitholders of all of the Partnership's cash from operations in excess of certain renovation costs unless the NRLP Oversight Committee approves alternative uses for such cash from operations; the issuance of unit purchase warrants to members of the plaintiff class; and the contribution by certain co-defendants of cash and notes payable to the Partnership aggregating $5.5 million including a $2.5 million contributed by SAMLP. The Partnership also agreed to pay certain settlement costs, including plaintiffs' attorneys' fees in the amount of $3.4 million. The settlement plan remains in effect until the withdrawal of SAMLP as general partner of NRLP and NOLP.

         The Moorman Settlement Agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP Oversight Committee of the failure to meet the unit price targets for two successive years and that it expected to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require the Partnership to purchase SAMLP's general partner interest (the "REDEEMABLE GENERAL PARTNER INTEREST") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. SAMI, the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $49.6 million at December 31, 1997 before reduction for the principal balance ($4.2 million at December 31, 1997) and accrued interest ($7.2 million at December 31, 1997) on the note receivable from SAMLP for its original capital contribution to the Partnership.

         In January 1995, NRLP, SAMLP, William H. Elliott and the NRLP Oversight Committee executed an Implementation Agreement which provided for the nomination of an entity controlled by Mr. Elliott as successor general partner and for the resolution of all related matters under the Moorman Settlement Agreement. In February 1996, the parties to the Implementation Agreement executed an Amended and Restated Implementation Agreement.

         In September 1996, the Judge supervising the implementation of the Moorman Settlement Agreement (the "SUPERVISING JUDGE") entered an order granting tentative approval of the Amended and Restated Implementation Agreement and the form of notice to be sent to the original class members. In April 1997, the Supervising Judge entered an order setting a hearing on the Amended and Restated Implementation Agreement for June 1997. A notice was sent to all class members and NRLP unitholders in April 1997 and the hearing was held in June 1997. On September 8, 1997, the Supervising Judge rendered a Statement of Decision in which he declined to approve the Amended and

Restated Implementation Agreement. As a result of the Statement of Decision, the Moorman Settlement Agreement remains in full force and effect and all of the provisions of the Amended and Restated Implementation Agreement have been voided.

         On December 15, 1997, NRLP, SAMLP, the NRLP Oversight Committee Joseph
B. Moorman, Invenex and the Counsel for the plaintiff class members executed an Agreement for Establishment of Class Distribution Fund and Election of Successor General Partner (the "RESOLUTION AGREEMENT") which provides for the nomination of an entity affiliated with SAMLP to be the successor general partner of the Partnership, for the establishment of a fund for the benefit of the plaintiff class members consisting of cash and properties owned by the Partnership and for the resolution of all related matters under the Moorman Settlement Agreement.

         The Resolution Agreement was submitted to the Supervising Judge and on February 11, 1998, the Supervising Judge entered an order granting preliminary approval of the Resolution Agreement and scheduled a hearing to be held on June 8, 1998, for consideration of preliminary approval of a business plan for the operation of the entity which will receive the cash and properties and to consider a form of notice to be distributed to the plaintiff class members describing the Resolution Agreement and the business plan.

         Upon final approval by the Supervising Judge, the proposal to elect the successor general partner will be submitted to the NRLP unitholders for a vote.

         Upon approval by the NRLP unitholders, SAMLP shall withdraw as general partner and the successor general partner shall take office. If the required approvals are obtained, it is anticipated that the successor general partner will be elected and take office during the third quarter of 1998.

         SAMLP has agreed to waive its rights under the Moorman Settlement Agreement to receive any payment from the Partnership of the fees it is entitled to receive upon the election of a successor general partner. As of December 31, 1997, these fees were calculated to be $49.6 million.

         Upon final approval by the Supervising Judge, the Partnership will transfer $1.9 million in cash and five shopping centers to the new entity which will be owned by the plaintiff class members and managed for their benefit by a court approved board. This fund is being established in order to provide additional benefits to the plaintiff class members.

         Upon the election and taking office of the successor general partner and the transfer of the cash and properties to the fund for the benefit of the plaintiff class members, the Moorman Settlement Agreement and the NRLP Oversight Committee shall be terminated.

         In September 1997, one of the original class action defendants, Robert
A. McNeil filed motions to (i) be installed as receiver for the Partnership, and (ii) disband the NRLP Oversight Committee. A hearing on the motions has been set for June 8, 1998.

         CMET. CMET is a California business trust which was organized on August 27, 1980 and commenced operations on December 3, 1980. CMET's primary business is investing in real estate through direct equity investments and partnerships and financing real estate and real estate related activities through investments in mortgage notes. CMET holds equity investments in apartment complexes and commercial properties (office buildings, industrial warehouses and shopping centers) throughout the continental United States. CMET's apartment complexes and commercial properties are concentrated in the Southeast, Southwest and Midwest regions of the continental United States. At December 31, 1997, CMET owned 57 income producing properties located in 14 states consisting of 34 apartment complexes comprising of 6,173 units, ten office buildings with an aggregate of 1.2 million square feet, 11 industrial warehouses with an aggregate of 1.6 million square feet and two shopping centers with an aggregate of 247,196 square feet. CMET also holds mortgage notes receivable secured by real estate located in the Southeast, Southwest and Midwest regions of the continental United States, with a concentration in the Southeast and Southwest regions.

         For the year ended December 31, 1997, CMET reported net income of $4.2 million as compared with net income of $8.7 million for the year ended December 31, 1996. CMET's 1997 net income includes gains on the sale of real estate of $8.2 million, whereas its 1996 net income included gains on the sale of real estate and marketable equity securities of $10.1 million and an extraordinary gain of $812,000. CMET's cash flow from property operations improved from $19.3 million in 1996 to $23.7 million in 1997. At December 31, 1997, CMET had total assets of $299.4 million, which consisted of $250.1 million of real estate held for investment, $11.6 million of real estate held for sale, $3.6 million of notes and interest receivable, $31.0 million of investments in partnerships and other assets and $3.1 million in cash and cash equivalents.

         CMET has paid quarterly distributions since the first quarter of 1993. ART received a total of $885,000 in distributions from CMET in 1997.

         IORI. IORI is a Nevada corporation which was originally organized on December 14, 1984 as a California business trust and commenced operations on April 10, 1985. Like CMET, IORI's primary business is investing in real estate through direct equity investments and partnerships and financing real estate and real estate related activities through investments in mortgage notes. IORI holds equity investments in apartment complexes and commercial properties (office buildings) in the Pacific, Southeast, Southwest, and Midwest regions of the continental United States. IORI holds one mortgage note receivable which is secured by a shopping center in the Midwest region. At December 31, 1997, IORI owned 14 income producing properties located in five states. These properties consisted of four apartment complexes comprising 654 units and ten office buildings with an aggregate of 611,009 square feet.

         For the year ended December 31, 1997, IORI reported net income of $3.3 million as compared with a net loss of $568,000 for the year ended December 31, 1996. IORI's net income in 1997, is attributable to $4.0 million of gains on sale of real estate. IORI's cash flow from property operations increased to $6.5 million in 1997 from $3.5 million in 1996. At December 31, 1997, IORI had total assets of $90.3 million, which consisted of $81.9 million in real estate held for investment, $2.0 million in notes and interest receivable, $5.3 million in investments in partnerships and other assets and $1.1 million in cash and cash equivalents.

         IORI has paid quarterly dividends since the first quarter of 1993. ART received a total of $184,000 in dividends from IORI in 1997.

         TCI. TCI is a Nevada corporation which was originally organized on September 6, 1983, as a California business trust, and commenced operations on January 31, 1984. TCI also has investment policies similar to those of CMET and IORI. TCI holds equity investments in a hotel, apartment complexes and commercial properties (office buildings, industrial warehouses and shopping centers) throughout the continental United States with a concentration in the Northeast, Southeast and Southwest regions. At December 31, 1997, TCI owned 56 income producing properties located in 14 states. These properties consisted of 28 apartment complexes comprising 5,174 units, 14 office buildings with an aggregate of 1.3 million square feet, 7 industrial warehouses with an aggregate of 1.7 million square feet, 6 shopping centers with an aggregate of 857,750 square feet and one hotel with 60 rooms. TCI also holds mortgage notes receivable secured by real estate located in the Northeast, Midwest, Southeast and Southwest regions of the continental United States, with a concentration in the Northeast and Southeast regions.

         For the year ended December 31, 1997, TCI reported net income of $12.6 million as compared with a net loss of $7.8 million for the year ended December 31, 1996. TCI's net income for 1997 includes gains on the sale of real estate of $21.4 million whereas its net loss for 1996 included gains on the sale of real estate of $1.6 million and extraordinary gains of $256,000. TCI's cash flow from property operations increased to $16.2 million in 1997 as compared to $12.7 million in 1996. At December 31, 1997, TCI had total assets of $319.5 million, which consisted of $270.2 million in real estate held for investment, $5.0 million in real estate held for sale, $15.6 million in investments in real estate entities, $4.0 million in notes and interest receivable and other assets and $24.7 million in cash and cash equivalents. At December 31, 1997, TCI owned 341,500 shares of IORI's common stock, approximately 22.5% of IORI's shares then outstanding.

         TCI has paid quarterly dividends since the fourth quarter of 1995. ART received $333,000 in dividends from TCI in 1997.

         SAMLP. As discussed in more detail under "Real Estate" above, ART owns a 96% limited partner interest in SAMLP. ART consolidates SAMLP for financial statement purposes. As a limited partner, ART has no role in the management of the business affairs of SAMLP. Rather, SAMI, the managing general partner of SAMLP, has full and complete authority to manage SAMLP.

         RIVER TRAILS II. In January 1992, ART entered into a partnership agreement with an entity affiliated with a limited partner in a partnership that owns approximately 15.6% of ART's outstanding shares of Common Stock, to acquire 287 developed residential lots adjacent to ART's other residential lots in Fort Worth, Texas. The partnership agreement designates ART as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1996, 197 residential lots had been sold. In 1997, an additional 17 lots were sold and at December 31, 1997, 73 lots remained to be sold. During 1997, each partner received $21,000 in return of capital distributions from the partnership and $12,000 in profit distributions.

         R. G. BOND, LTD. In June 1995, ART purchased the corporate general partner of a limited partnership which owns apartment complexes in Illinois, Florida and Minnesota, with a total of 900 units. The corporate general partner has a 1% interest in the partnership which is subordinated to a priority return of the limited partner.

         CAMPBELL CENTER ASSOCIATES, LTD. In April 1996, ART purchased a 28% general partner interest in Campbell Center Associates, Ltd. which in turn has a 56.25% interest in Campbell Centre Joint Venture, which owns a 413,175 square foot office building in Dallas, Texas. The purchase price of the general partner interest was $550,000 in cash and a $500,000 note, which bears interest at 8% per annum, requires monthly interest only payments and matures April 2000. In January 1997, ART exercised its option to purchase an additional 28% general partner interest in Campbell Center Associates, Ltd. The purchase price was $300,000 in cash and a $750,000 note, which bears interest at 8% per annum, requires monthly interest only payments and matures in April 2000. In addition, in July 1997, ART exercised its option to purchase an additional 9% general partner interest in Campbell Center Associates, Ltd. for $868,000 in cash.

         HIGHWAY 380/PRESTON PARTNERS, LTD. In June 1996, a newly formed limited partnership, of which ART is 1% general partner, purchased 580 acres of undeveloped land in Collin County, Texas for $5.7 million in cash. ART contributed $100,000 in cash to the partnership with the remaining $5.6 million being contributed by the limited partner. The partnership agreement designates ART as the managing general partner. In September 1996, the partnership obtained financing of $2.8 million secured by the 580 acres of land and personal guarantees of the limited partner. The loan bore interest at a variable rate, required monthly payments of interest only and matured in September 1998. The partnership agreement also provides that the limited partner receive a 12% preferred cumulative return on his investment before any sharing of partnership profits occurs. In April 1997, the partnership sold a
35.0 acre tract for $1.3 million in cash. The net sales proceeds of $1.2 million were distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of $884,000 on the sale. In July 1997, the partnership sold a 24.6 acre tract for $800,000 in cash. In accordance with the terms of the term loan secured by such property, $197,000 of the net sales proceeds were used to pay down such term loan. The remaining $545,000 was distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of approximately $497,000 on the sale. In September 1997, the partnership sold a 77.2 acre tract for $1.5 million in cash. In accordance with the terms of the term loan secured by such property, the net sales proceeds were used to pay down such loan. The partnership recognized a gain of $704,000 on the sale. In October 1997, the partnership sold a 96.5 acre tract for $1.7 million in cash. In accordance with the terms of the term loan secured by such property $548,000 of the net sales proceeds were used to payoff such loan. The remaining $1.1 million was distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of $691,000 on the sale. In December 1997, the partnership sold a 94.4 acre tract for $2.5 million in cash. Of the net sales proceeds, $1.8 million was distributed to the limited partner and $572,000 was distributed to ART as general partner in accordance with the partnership agreement. The partnership recognized a gain of $1.4 million on the sale. In January 1998, the partnership sold a 155.4 acre tract for $2.9 million. The partnership received $721,000 in cash and provided purchase money financing of an additional $2.2 million. Of the net sales proceeds, $300,000 was distributed to the limited partner and $300,000 was distributed to ART as general partner in accordance with the partnership agreement. The purchase money financing bears interest at 12% per annum, requires monthly payments of interest only and matures in July 1998. The partnership recognized a gain of $1.2 million on the sale.

         ELM FORK BRANCH PARTNERS, LTD. In September 1997, a newly formed limited partnership of which ART is a 1% general partner and 21.5% limited partner, purchased a 422.4 acre parcel of undeveloped land in Denton County, Texas, for $16.0 million in cash. ART contributed $3.6 million in cash to the partnership with the remaining $12.4 million being contributed by the other limited partners. The partnership agreement designates ART as the managing general partner. In September 1997, the partnership obtained financing of $6.5 million secured by the 422.4 acres of land. The loan bears interest at 10% per annum, requires monthly payments of interest only and matures in September

2001. The net financing proceeds were distributed to the partners, ART receiving repayment of $2.9 million of its initial investment. The partnership agreement also provides that the limited partners receive a 12% preferred cumulative return on their investment before any sharing of partnership profits occurs. One of the limited partners in the partnership is also a limited partner in a partnership that, owns approximately 15.6% of ART's outstanding shares of Common Stock.


                  [Remainder of Page Intentionally Left Blank]

                            SELECTED FINANCIAL DATA

                                                                     For the Years Ended December 31,
                                   -----------------------------------------------------------------------------------------
                                       1997                1996                1995               1994               1993
                                   ------------        ------------        ------------       ------------       -----------

                                                                      (dollars in thousands, except per share)
EARNINGS DATA
Revenue . . . . . . . . . . . . .  $     49,971        $     26,979        $     22,952       $     23,070       $    13,427
Expense . . . . . . . . . . . . .        83,355              38,577              28,314             26,490            18,128
                                   ------------        ------------        ------------       ------------       -----------
(Loss) from operations  . . . . .       (33,384)            (11,598)             (5,362)            (3,420)           (4,701)
Equity in income (losses)
     of investees . . . . . . . .        10,660               2,004                (851)               292            (4,014)
Gain on sale of real estate . . .        20,296               3,659               2,594                379               481
                                   ------------        ------------        ------------       ------------       -----------
(Loss) before extraordinary
     gain . . . . . . . . . . . .        (2,428)             (5,935)             (3,619)            (2,749)           (8,234)
Extraordinary gain  . . . . . . .         -                     381                 783                323             3,807
                                   ------------        ------------        ------------       ------------       -----------
Net (loss)  . . . . . . . . . . .        (2,428)             (5,554)             (2,836)            (2,426)           (4,427)
Preferred Dividend
     Requirement  . . . . . . . .          (206)               (113)                 --                 --                --
Redeemable Common Stock,
     accretion of discount  . . .            --                  --                  --                 --              (129)
                                   ------------        ------------        ------------       ------------       ------------
(Loss) applicable to
     Common Shares  . . . . . . .  $     (2,634)       $     (5,667)       $     (2,836)      $     (2,426)      $    (4,556)
                                   ============        =============       ============       ============       ===========
PER SHARE DATA
(Loss) before extraordinary
     gain . . . . . . . . . . . .  $       (.22)       $       (.46)       $       (.31)      $       (.23)      $      (.68)
Extraordinary Gain  . . . . . . .            --                 .03                 .07                .03               .31
                                   ------------        ------------        ------------       ------------       -----------
Net (loss)                                 (.22)               (.43)               (.24)              (.20)             (.37)
Redeemable Common Stock,
     accretion of discount  . . .            --                  --                  --                 --              (.01)
                                   ------------        ------------        ------------       ------------       -----------
(Loss) applicable to
     Common shares  . . . . . . .  $       (.22)       $       (.43)       $       (.24)      $       (.20)      $      (.38)
                                   =============       =============       ============       ============       ===========
Dividends per share . . . . . . .  $        .20        $        .15        $         --       $         --       $        --
Weighted average shares
     outstanding  . . . . . . . .    11,710,013          12,765,082          11,716,656         12,208,876        12,101,100

                                                                   December 31,
                                   -------------------------------------------------------------------------------------------
                                     1997            1996             1995          1994              1993
                                   --------      ---------       ----------      ---------        ----------

                                                     (dollars in thousands, except per share)
BALANCE SHEET DATA
Notes and interest
    receivable, net . . . . . .   $   25,526    $   48,485      $   49,741       $  45,664        $   51,769
Real estate, net  . . . . . . .      302,453       119,035          59,424          47,526            52,437
Total assets  . . . . . . . . .      433,799       235,037         162,033         137,362           139,861
Notes and interest
    payable . . . . . . . . . .      261,986       127,863          61,163          45,695            53,693
Margin borrowings . . . . . . .       53,376        40,044          34,017          26,391            16,147
Stockholders'
    equity  . . . . . . . . . .       63,453        47,786          53,058          55,894            56,120
Book value per
share . . . . . . . . . . . . .   $     3.53    $     3.74      $     4.53       $    4.77        $     5.56


Shares and per share data have been adjusted for the 2 for 1 forward Common Stock splits effected January 2, 1996 and February 17, 1997.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


INTRODUCTION

         American Realty Trust, Inc. (the "Company") was organized in 1961 to provide investors with a professionally managed, diversified portfolio of real estate and mortgage loan investments selected to provide opportunities for capital appreciation as well as current income.

LIQUIDITY AND CAPITAL RESOURCES

         GENERAL. Cash and cash equivalents at December 31, 1997 aggregated $5.3 million, compared with $1.3 million at December 31, 1996. Although the Company anticipates that during 1998 it will generate excess cash from operations, as discussed below, such excess cash is not sufficient to discharge all of the Company's debt obligations as they mature. The Company will therefore again rely on externally generated funds, including borrowings against its investments in various real estate entities, mortgage notes receivable, the sale or refinancing of properties and, to the extent available and necessary, borrowings from its advisor to meet its debt service obligations, pay taxes, interest and other non-property related expenses.

         Notes payable totaling $89.0 million are scheduled to mature during 1998. The Company has the option of extending the maturity dates to April and June 1999 of $18.3 million of that amount. The lender on an additional $19.5 million has agreed to extend the maturity date to February 2000. In January and February 1998, the Company has also paid off $8.7 million of such maturing debt.

         The Company expects an increase in cash flow from property operations in 1998. Such increase is expected to be derived from operations of The Collection Office and Retail Center, the Preston Square Shopping Center, the Williamsburg Hospitality House and the four Piccadilly hotels, all of which were acquired during 1997. The Company is also expecting continued lot sales at its Texas residential subdivision and substantial sales of land to generate additional cash flow.

         In 1997, the Company sold a total of 1,610.3 acres of land in Las Colinas, Houston, Irving and Collin County, Texas and Denver, Colorado in 20 separate transactions for a total of $52.2 million. The Company applied $23.5 million of the net sales proceeds to paydown the loans secured by such land. In addition, the Company sold an office building in St. Louis, Missouri, and a shopping center in Manitowoc, Wisconsin, for a total of $6.7 million in cash. The Company received net cash of $2.2 million, after the payoff of $3.5 million in existing mortgage debt secured by such properties.

         In 1997, the Company purchased a total of 5,221.4 acres of land in Palm Desert, and Santa Clarita, California and Austin, Collin County, Dallas County, Farmers Branch, Harris County, Irving, Plano and Tarrant County, Texas, for a total of $121.6 million. The Company paid $44.4 million in cash and obtained new or seller financing of $77.2 million.

         The Company expects that funds from existing cash resources, collections on or sales of mortgage notes receivable, sales or refinancing of real estate and/or mortgage notes receivable, and borrowings against its investments in marketable equity securities, mortgage notes receivable, and to the extent available additional borrowings from the Company's advisor, will be sufficient to meet the cash requirements associated with the Company's current and anticipated level of operations, maturing debt obligations and existing commitments. To the extent that the Company's liquidity permits or financing sources are available, the Company will make investments in real estate, primarily investments in developed, partially developed and undeveloped land, continue making additional investments in real estate entities and marketable equity securities, and fund or acquire mortgage notes.

         The Company expects that it will be necessary for it to sell $72.6 million, $27.5 million, and $14.3 million of its land holdings during each of the next three years, respectively, to satisfy the debt on such land as it matures. If the Company is unable to sell at least the minimum amount of land to satisfy the debt obligations on such land as it matures, the Company, if it was not able to extend such debt, would either sell other of its assets to pay such debt or return the property to the lender.

         NOTES RECEIVABLE. Scheduled principal maturities of $31.2 million are due in 1998 of which $23.2 million is due on nonperforming notes receivable. In February 1997, the Company sold a nonperforming note receivable with a principal balance at December 31, 1996 of $1.6 million for $1.8 million in cash. In September 1997, the Company sold its $16.3 million wraparound mortgage note receivable secured by the Las Vegas Plaza Shopping Center in Las Vegas, Nevada, for $15.0 million. The Company received net cash of $5.5 million after the payoff of $9.2 million in underlying debt. The Company incurred no loss on the sale in excess of the reserve previously established. The balance of the Company's mortgage notes receivable are due over the next one to fifteen years and provide for "balloon" principal payments. It may be necessary for the Company to consider extending certain notes if the borrowers do not have the resources to repay the loans, are unable to sell the property securing such loans, or are unable to refinance the debt owed.

         In August 1990, the Company obtained the Continental Hotel and Casino in Las Vegas, Nevada, through foreclosure subject to first and second lien mortgages totaling $10.0 million. In June 1992, the Company sold the hotel and casino for, among other consideration, a $22.0 million wraparound mortgage note receivable. In March 1997, the wraparound note was modified and extended in exchange for, among other things, the borrower's commitment to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The borrower has not made the required note payments since April 1997, nor the required improvements. In December 1997, the borrower filed for bankruptcy protection. In February 1998, a hearing was held to allow the Company to foreclose on the hotel and casino. At the hearing, the court ruled that the borrower had 90 days to submit a reorganization plan and beginning March 2, 1998, required the borrower to make monthly payments of $175,000 to the Company. The Company received the first such payment on March 2, 1998. The borrower failed to make the April payment so ART foreclosed. ART incurred no loss as the fair value of the property exceeded the carrying value of the Company's note receivable.

         At December 31, 1996, the Company held a mortgage note receivable secured by an apartment complex in Merrillville, Indiana, with a principal balance of $3.5 million. The note matured in December 1996. The Company and borrower had agreed to a modification and extension of the note. In May 1997, the note plus accrued but unpaid interest was paid in full.

         In September 1997, the Company foreclosed on its junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia. The Company obtained the property at foreclosure subject to the first mortgage of $12.0 million. The Company incurred no loss on foreclosure as the fair value of the property exceeded the carrying value of the Company's mortgage note receivable and assumed mortgage debt. The property is included in real estate held for investment in the accompanying Consolidated Balance Sheet.

         The Company anticipates a continued improvement in the operations of the properties securing its mortgage notes receivable. In spite of this perceived improvement in the real estate market in general, the Company can give no assurance that it will not continue to experience deterioration in cash flow from notes receivable due to new problem loans.

         LOANS PAYABLE. The Company has margin arrangements with various brokerage firms which provide for borrowings of up to 50% of the market value of marketable equity securities. The borrowings under such margin arrangements are secured by such equity securities and bear interest rates ranging from 7.0% to 11.0%. Margin borrowings totaled $53.4 million (approximately 39.7% of market value) at December 31, 1997, compared to $40.0 million at December 31, 1996.

         In May 1997, the Company financed a previously unencumbered 10.6 acre tract of BP Las Colinas land for $3.1 million. Also in May 1997, the Company obtained a second lien mortgage of $3.0 million secured by the Pin Oak land.

         In June 1997, the Company obtained a second lien mortgage of $3.0 million secured by the Lewisville land. Also in June 1997, the Company refinanced the Valwood land for $15.8 million. The Company received net cash of $4.9 million, after the payoff of $6.2 million in existing mortgage debt secured by the property, an additional $3.0 million being applied to payoff the Jeffries land loan and $1.4 million being applied to pay down the Las Colinas I land term loan.

         In July 1997, the Company obtained a third lien mortgage of $2.0 million secured by the Pin Oak land.

         In September 1997, the Company refinanced the Las Colinas I land Double O tract for $7.3 million. The Company received net cash of $2.1 million, after the payoff of $5.0 million in existing mortgage debt.

         In October 1997, the Company refinanced the Oaktree Village Shopping Center for $1.5 million. The Company received no net cash after the payoff of $1.4 million in existing mortgage debt and the payment of various closing costs associated with the financing. Also in October 1997, the Company refinanced the Denver Merchandise Mart for $25.0 million. The Company received net cash of $10.2 million, after the payoff of $14.8 million in existing mortgage debt and the payment of various closing costs associated with the financing.

         In November 1997, the Company obtained mortgage financing of $5.4 million secured by 33.9 acres of previously unencumbered Valwood land, Lacy Longhorn land, Thompson land, and Tomlin land. The Company received net financing proceeds of $4.8 million after the payment of various closing costs associated with the financing.

         In December 1997, the Company refinanced the Inn at the Mart in Denver, Colorado, for $4.0 million. The Company received net cash of $1.4 million, after the payoff of $2.0 million in existing mortgage debt and the payment of various closing costs associated with the financing.

         In August 1996, the Company consolidated its existing National Realty, L.P. ("NRLP") margin debt held by the various brokerage firms into a single loan of $20.3 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of December 31, 1997, 3,349,535 NRLP units with a market value of $80.0 million were pledged as security for such loan. In July 1997, the lender advanced an additional $3.7 million, increasing the loan balance to $24.0 million.

         Also in August 1996, the Company obtained a $2.0 million loan from a financial institution secured by a pledge of equity securities of the Affiliated REITs owned by the Company and the Common Stock of the Company owned by BCM, with a market value of $4.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan. The loan was paid in full in December 1997, from the proceeds of a $4.0 million loan from another financial institution also secured by a pledge of equity securities of the Affiliated REITs owned by the Company and Common Stock of the Company owned by BCM, with a market value of $10.4 million. The Company received $2.0 million in net cash after the payoff of the $2.0 million loan.
In January 1998, the lender made a second loan to the Company of $2.0 million. This second loan is secured by a pledge of Common Stock of the Company owned by the Company's advisor with a market value of $4.7 million. The Company received $2.0 million in net cash.

         EQUITY INVESTMENTS. During the fourth quarter of 1988, the Company began purchasing shares of the Affiliated REITs, which have the same advisor as the Company, and units of limited partner interest in NRLP. It is anticipated that additional equity securities of NRLP and the Affiliated REITs will be acquired in the future through open-market and negotiated transactions to the extent the Company's liquidity permits.

         Equity securities of the Affiliated REITs and NRLP held by the Company may be deemed to be "restricted securities" under Rule 144 of the Securities Act of 1933 ("SECURITIES ACT"). Accordingly, the Company may be unable to sell such equity securities other than in a registered public offering or pursuant to an exemption under the Securities Act for a one year period after they are acquired. Such restrictions may reduce the Company's ability to realize the full fair market value of such investments if the Company attempted to dispose of such securities in a short period of time.

         The Company's cash flow from these investments is dependent on the ability of each of the entities to make distributions. In 1997, the Company received total distributions from the Affiliated REITs of $1.4 million and $1.4 million from NRLP and an additional $6.7 million, which was accrued at December 31, 1997, was received in January 1998. The Company anticipates receiving distributions totaling $2.3 million from the Affiliated REITs and $11.1 million from NRLP in 1998, including amounts accrued at December 31, 1997.

         In June 1996, the Company resumed dividend payments on the Company's Common Stock. The Company paid dividends totaling $2.0 million or $.20 per share in 1997.

         The Company's management reviews the carrying values of the Company's properties and mortgage notes receivable at least annually and whenever events or a change in circumstances indicate that impairment may exist. Impairment is considered to exist if, in the case of a property, the future cash flow from the property (undiscounted and without interest) is less than the carrying amount of the property. For notes receivable impairment is considered to exist if it is probable that all amounts due under the terms of the note will not be collected. In those instances where impairment is found to exist, a provision for loss is recorded by a charge against earnings. The Company's mortgage note receivable review includes an evaluation of the collateral property securing such note. The property review generally includes selective property inspections, a review of the property's current rents compared to market rents, a review of the property's expenses, a review of maintenance requirements, a review of the property's cash flow, discussions with the manager of the property and a review of properties in the surrounding area.

RESULTS OF OPERATIONS

         1997 COMPARED TO 1996. The Company reported a net loss of $2.4 million in 1997 as compared to a net loss of $5.6 million in 1996. The primary factors contributing to the Company's net loss are discussed in the following paragraphs.

         Sales and cost of sales were $17.9 million and $14.5 million, respectively, in 1997. The Company had no sales or cost of sales prior to May 1997. These items of revenue and cost relate to Pizza World Supreme, Inc. ("PWSI"), consolidated in May 1997.

         Net rental income (rents less property operating expenses) increased from $4.8 million in 1996 to $4.9 million in 1997. This increase is primarily attributable to increased rents at the Denver Merchandise Mart and increased room rates and occupancy at the Kansas City Holiday Inn. Net rental income is expected to increase in 1998 from a full years operation of The Collection Office and Retail Center, Preston Square Shopping Center, Williamsburg Hospitality House and the four Piccadilly hotels all of which were acquired in 1997.

         Interest income decreased from $4.7 million in 1996 to $2.8 million in 1997. This decrease is primarily attributable to the sale of two notes receivable and the payoff of a third note receivable in 1997. Interest income in 1998 is expected to approximate that in 1997.

         Other income decreased from $1.6 million in 1996 to $134,000 in 1997. This decrease is due in part to recognizing a unrealized gain on marketable equity securities of $486,000 in 1996 compared to an unrealized loss of $850,000 in 1997. This decrease is also attributable in part to a decrease in dividend income and net gains on sales of marketable equity securities of $67,000 and $56,000, respectively.

         Interest expense increased from $16.5 million in 1996 to $30.2 million in 1997. Of this increase, $10.8 million is due to the debt secured by the Best Western Oceanside Hotel acquired in 1996 and the Williamsburg Hospitality House, Piccadilly Hotels, Pin Oak land, Scout land, Katy land, McKinney land, Lacy Longhorn land, Santa Clarita land, Chase Oaks land, Pioneer Crossing land, Pantex land, Keller land, Perkins land, Rasor land, Dowdy land, Palm Desert land and LBJ land acquired in 1997, $2.0 million is due to additional borrowings and a full years interest on the loan secured by NRLP units and $1.1 million is due to refinancing the debt secured by the Kansas City Holiday Inn and Denver Merchandise Mart. Interest expense for 1998 is expected to increase from the continued acquisition of properties on a leveraged basis.

         Advisory and mortgage servicing fees increased from $1.5 million in 1996 to $2.7 million in 1997. The increase is attributable to the increase in the Company's gross assets, the basis for such fee. Such fee will continue to increase as the Company's gross assets increase.

         General and administrative expenses, increased from $2.7 million in 1996 to $7.0 million in 1997. The increase is attributable to a $1.1 million increase in legal fees and travel expenses in 1997 relating to potential acquisitions, financings and refinancings, a $1.1 million increase in advisor cost reimbursements and $2.1 million attributable to the general and administrative expenses of PWSI.

         Depreciation and amortization increased from $2.0 million in 1996 to $3.3 million in 1997 due to the acquisition of six properties and PWSI in 1997. Depreciation and amortization are expected to increase again in 1998 from a full year's depreciation of the properties acquired in 1997.

         Minority interest in 1997 is the preferred return paid on limited partner units of Ocean Beach Partners, L.P., Valley Ranch, L.P., Grapevine American, L.P., Edina Park Plaza Associates, L.P. and Hawthorne Lakes Associates, L.P.

         Equity in income of investees improved from $2.0 million in 1996 to $10.7 million in 1997. The increase in equity income is primarily attributable to an increase of $32.1 million in gains on sale of real estate in IORI, NRLP and TCI offset by a decrease of $1.9 million in CMET. The Company's equity share of such gains was $13.5 million. The increase is also attributable to an improvement in income from property operations for the Affiliated REITs and NRLP, from increased rental rates and operating expense control.

         Gains on the sale of real estate increased from $3.7 million in 1996 to $20.3 million in 1997. In 1996, the Company recognized a $2.0 million gain on the sale of a 32.3 acre tract of BP Las Colinas land in Las Colinas, Texas, and a $1.1 million gain on the sale of a 4.6 acre tract of Las Colinas I land also in Las Colinas, Texas. In 1997, the Company recognized gains of $5.9 million on the sale of a 49.7 acre tract of BP Las Colinas land in Las Colinas, Texas; $3.5 million on the sale of tracts totaling 116.8 acres of Valley Ranch land in Irving, Texas; $2.7 million on the sale of a 12.5 acre tract of Las Colinas I land in Las Colinas, Texas; $3.6 million on the sale of Pin Oak land in Houston, Texas; $216,000 on the sale of a 99.7 acre tract of Kamperman land in Collin County, Texas; $371,000 on the sale of a 32.0 acre tract of Parkfield land in Denver, Colorado; $211,000 on the sale of a 86.5 acre tract of Rasor land in Plano, Texas; $106,000 on the sale of Park Plaza Shopping Center in Manitowoc, Wisconsin; $480,000 on the sale of the Mopac Building in St. Louis, Missouri; and $172,000 on the sale of a mortgage note receivable. The Company also recognized a previously deferred gain of $3.0 million on the sale of Porticos Apartments.

         The Company reported $381,000 in extraordinary gains in 1996 compared to no extraordinary gains in 1997. The 1996 extraordinary gain is the Company's share of TCI's extraordinary gain from the early payoff of debt and CMET's extraordinary gain from an insurance settlement.

         1996 COMPARED TO 1995. The Company reported a net loss of $5.6 million in 1996 as compared to a net loss of $2.8 million in 1995. The primary factors contributing to the increase in the Company's net loss are discussed in the following paragraphs.

         Net rental income (rents less property operating expenses) increased from $4.6 million in 1995 to $4.8 million in 1996. This increase is primarily attributable to increased rents at the Denver Merchandise Mart and increased room rates and occupancy at the Kansas City Holiday Inn. Net rental income is expected to increase in 1997 from continued improvement at the Kansas City Holiday Inn and from a full years operations of the Best Western Oceanside Hotel which was acquired in December 1996.

         Interest income decreased from $4.9 million in 1995 to $4.7 million in 1996. This decrease is primarily attributable to a note receivable being paid off in 1995.

         Other income increased from $154,000 in 1995 to $1.6 million in 1996. This increase is due to recognizing an unrealized gain of $486,000 on the Company's trading portfolio of equity securities in 1996 compared to recognizing an unrealized loss of $1.4 million in 1995. This increase was offset in part by dividend income and gain on marketable equity securities decreasing by $689,000 and $292,500 respectively.

         Interest expense increased from $8.9 million in 1995 to $16.5 million in 1996. The increase is primarily attributable to debt refinancings and the debt incurred related to the purchase of six parcels of land in 1995 and 1996 and the Oaktree Shopping Center obtained in November 1995. Offsetting the increase was a $161,000 decrease in interest expense due to the sale of an apartment complex in February 1995.

         Advisory and mortgage servicing fees increased from $1.2 million in 1995 to $1.5 million in 1996. The increase is primarily attributable to the Company's increase in gross assets, the basis for such fee.

         Depreciation increased from $1.7 million in 1995 to $2.0 million in 1996 due to $2.9 million in property improvements made in 1996.

         Equity in income of investees improved from a loss of $851,000 in 1995 to income of $2.0 million in 1996. The increase in equity income is primarily attributable to an improvement in income from property operations for both CMET and NRLP, from increased rental rates and a decrease in operating expenses. The 1995 gains are attributable to the Company's equity share ($1.8 million) of NRLP's fourth quarter gain on the sale of two apartment complexes, the Company's equity share ($2.5 million) of TCI's gain on the sale of land in the third quarter and an apartment complex in the fourth quarter of 1995, a $4.6 million gain representing the Company's equity share of the REIT's gain on sale of real estate.

         Gains on the sale of real estate increased from $2.6 million in 1995 to $3.7 million in 1996. In 1996, the Company recognized a $2.0 million gain on the sale of 32.3 acres of the BP Las Colinas land in Las Colinas, Texas, and a $1.1 million gain on the sale of 4.6 acres of the Las Colinas I land also in Las Colinas, Texas. The 1995 gains are attributable to a $1.6 million gain recognized on the sale of 6.9 acres of Las Colinas I land and a $924,000 gain recognized on the sale of the Boulevard Villas Apartments in February 1995.

         The Company reported $783,000 in extraordinary gains in 1995 compared to $381,000 in extraordinary gains in 1996. The 1996 extraordinary gain is the Company's share of TCI's extraordinary gain from the early payoff of debt and CMET's extraordinary gain from an insurance settlement. The 1995 extraordinary gain is the Company's equity share of TCI's extraordinary gain from the early payoff of mortgage debt.

CONTINGENCIES

         The Company owns a 96% limited partner interest in Syntek Asset Management, L.P. ("SAMLP"). SAMLP is the general partner of NRLP and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is also a general partner of SAMLP. At December 31, 1997, the Company owned approximately 54% of the outstanding limited partner units of NRLP.

         NRLP, SAMLP and Mr. Phillips were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit (the "Settlement Agreement") for the above mentioned defendants became effective on July 5, 1990. The Settlement Agreement provided for, among other things, the appointment of an NRLP oversight committee and the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest.

         The Settlement Agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

         The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, Inc. ("SAMI"), the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $49.6 million at December 31, 1997, before reduction for the principal balance ($4.2 million at December 31, 1997) and accrued interest ($7.2 million at December 31, 1997) on the note receivable from SAMLP for its original capital contribution to the partnership.

         On December 15, 1997, NRLP, SAMLP, the NRLP oversight committee, Joseph B. Moorman, Invenex and the Counsel for the plaintiff class members executed an Agreement for Establishment of a Class Distribution of Fund and Election of Successor General Partner (the "Resolution Agreement") which provides for the nomination of an entity affiliated with SAMLP to be the successor general partner of NRLP and NOLP, for the establishment of a fund for the benefit of the plaintiff class members consisting of cash and properties owned by NOLP and for the resolution of all related matters under the Settlement Agreement.

         The Resolution Agreement was submitted to the Judge appointed to supervise the class action settlement (the "Supervising Judge") and on February 11, 1998, the Supervising Judge entered an order granting preliminary approval of the Resolution Agreement and scheduled a hearing to be held on June 8, 1998, for consideration of preliminary approval of a business plan for the operation of the entity which will receive the cash and properties and to consider a form of notice to be distributed to the plaintiff class members describing the Resolution Agreement and the business plan.

         Upon the election and taking office of the successor general partner and the transfer of the cash and properties to the fund established for the benefit of the plaintiff class members, the Settlement Agreement and the NRLP oversight committee shall be terminated.

ENVIRONMENTAL MATTERS

         Under various federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for removal or remediation costs, as well as certain other potential costs relating to hazardous or toxic substances (including governmental fines and injuries to persons and property) where property-level managers have arranged for the removal, disposal or treatment of hazardous or toxic substances. In addition, certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from the Company for personal injury associated with such materials.

         The Company's management is not aware of any environmental liability relating to the above matters that would have a material adverse effect on the Company's business, assets or results of operations.

INFLATION

         The effects of inflation on the Company's operations are not quantifiable. Revenues from property operations fluctuate proportionately with inflationary increases and decreases in housing costs. Fluctuations in the rate of inflation also affect the sales values of properties and, correspondingly, the ultimate gains to be realized by the Company from property sales.

YEAR 2000

         The Company's advisor has advised the Company that its current computer software has been certified by the Information Technology Association of America ("ITAA") as year 2000 compliant. The Company's advisor has also advised the Company that it has recently received and plans to install the ITAA certified year 2000 compliant operating system for its computer hardware during 1998.


                    DESCRIPTION OF THE CAPITAL STOCK OF ART

GENERAL

         ART is authorized by its Articles of Incorporation, as amended, to issue up to 100,000,000 shares of Common Stock and 20,000,000 shares of a special class of stock, $2.00 par value per share (the "SPECIAL STOCK"), which may be designated by the ART Board from time to time. The Preferred Stock is a series of the Special Stock.

PREFERRED STOCK

         On August 13, 1997, the ART Board designated and authorized the issuance of a total of 7,500,000 shares of Preferred Stock with a par value of $2.00 per share and a preference on liquidation of $10.00 per share plus payment of accrued and unpaid dividends. The Preferred Stock is non-voting except (i) as provided by law and (ii) at any time or times when all or any portion of the dividends on the Preferred Stock for any six quarterly dividends, whether or not consecutive, shall be in arrears and unpaid. In the latter event, the number of directors constituting the ART Board shall be increased by two and the holders of Preferred Stock, voting separately as a class, shall be entitled to elect two directors to fill such newly created directorships with each holder being entitled to one vote in such election for each share of Preferred Stock held. ART is not obligated to maintain a sinking fund with respect to the Preferred Stock.

         The Preferred Stock is convertible, at the option of the holder, into Common Stock at any time and from time to time, in whole or in part, after the earliest to occur of (i) August 15, 2003; (ii) the first business day, if any, occurring after a Quarterly Dividend Payment Date (as defined below), on which an amount equal to or in excess of 5% of the $10.00 liquidation value (i.e., $.50 per share of Preferred Stock) is accrued and unpaid, or (iii) when ART becomes obligated to mail a statement to the holders of record of Preferred Stock because of a proposal by ART at any time before all of the Preferred Stock has been redeemed by or converted into Common Stock, to merge or consolidate with or into any other corporation (unless ART is the surviving entity and holders of Common Stock continue to hold such

Common Stock without modification and without receipt of any additional consideration), or to sell, lease, or convey all or substantially all its property or business, or to liquidate, dissolve or wind up. The Preferred Stock is convertible into that number of shares of Common Stock obtained by multiplying the number of shares being converted by $10.00, then adding all accrued and unpaid dividends, then dividing such sums by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed (the "CONVERSION PRICE"). Notwithstanding the foregoing, ART, at its option, may elect to redeem any Preferred Stock sought to be so converted, instead of issuing shares of Common Stock, by paying to the holder of such Preferred Stock cash in an amount equal to the Conversion Price for those shares of Preferred Stock so redeemed.

         The Preferred Stock bears a cumulative, compounded dividend per share equal to 10% per annum of the Adjusted Liquidation Value, payable quarterly on the 15th day of the month following the end of each calendar quarter (each, a "QUARTERLY DIVIDEND PAYMENT DATE"), and commencing accrual on August 16, 1998 to and including the date on which the redemption price of such shares is paid, whether or not such dividends have been declared and whether or not there are profits, surplus or other funds of ART legally available for the payment of such dividends. Dividends on the Preferred Stock are in preference to and with priority over dividends upon the Common Stock. Except as provided in the following sentence, the Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other Special Stock issued by ART. ART will not issue any shares of Special Stock of any series which are superior to the Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up of the Corporation as long as any Preferred Stock is issued and outstanding, without the prior written consent of the holders of at least 66 2/3% of such shares of the Preferred Stock then outstanding voting separately as a class.

         In addition to ART's redemption rights described above upon a conversion of Preferred Stock, ART may redeem any or all of the Preferred Stock at any time and from time to time, at its option, for cash upon no less than 20 days nor more than 30 days prior notice thereof. The redemption price of the Preferred Stock shall be an amount per share equal to (i) 105% of the Adjusted Liquidation Value during the period from August 15, 1997 through August 15, 1998; (ii) 104% of the Adjusted Liquidation Value during the period from August 16, 1998 through August 15, 1999; and (iii)103% of the Adjusted Liquidation Value at any time on or after August 16, 1999.

         As of May 1, 1998, 2,800,000 shares of the Preferred Stock were issued and outstanding. There can be no assurance that an active market for the Preferred Stock will develop or be sustained in the future. See "Risk Factors -- Risks Relating to ART Preferred Shares -- Risks Associated with Trading of Preferred Stock."

COMMON STOCK

         All shares of the Common Stock are entitled to share equally in dividends from funds legally available therefor, when declared by the ART Board, and upon liquidation or dissolution of ART, whether voluntary or involuntary (subject to any prior rights of holders of the Special Stock), and to share equally in the assets of ART available for distributions to shareholders. Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to the shareholders. There is no cumulative voting, redemption right, sinking fund provision or right of conversion with respect to the Common Stock. The holders of Common Stock do not have any preemptive rights to acquire additional Common Stock when issued. All outstanding Common Stock is fully paid and nonassessable. As of May 12, 1998, 10,718,216 shares of Common Stock were outstanding.

SPECIAL STOCK

         The following is a description of certain general terms and provisions of the Special Stock, including the Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series G Preferred Stock.

         The following description of the provisions of each series of the Special Stock designated by ART does not purport to be complete and is subject to and qualified in its entirety by referenced to the definitive Articles of Amendment of the Articles of Incorporation relating to such series of Special Stock.

         Article 5 of the Articles of Incorporation of ART, as amended, authorizes the issuance of up to 20,000,000 shares of Special Stock in one or more series with such preferences, limitations and rights as the ART Board determines. In particular, the ART Board may fix and determine, among other things, the dividend payable with respect to such shares of Special Stock (including whether and in what manner such dividend shall be accumulated); whether such shares shall be redeemable, and if so, the prices, terms and conditions of such redemption; the amount payable on such shares in the event of voluntary or involuntary liquidation; the nature of any purchase, retirement or sinking fund provisions; the nature of any conversion rights with respect to such shares; and the extent of the voting rights, if any, of such shares. Certain provisions of the Special Stock may, under certain circumstances, adversely affect the rights or interests of holders of Common Stock. For example, the ART Board could, without shareholder approval, issue a series of Special Stock with voting and conversion rights which could adversely affect the voting power of the common shareholders. In addition, the Special Stock may be issued under certain circumstances as a defensive device to thwart an attempted hostile takeover of ART.

         Through the date of this Prospectus, ART has amended its Articles of Incorporation to designate seven series of the Special Stock as explained below. Each series of Special Stock now outstanding ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         SERIES A PREFERRED STOCK; TERMINATED RIGHTS PLAN. On April 11, 1990, the ART Board designated 500,000 shares of the Series A Cumulative Participating Preferred Stock (the "SERIES A PREFERRED STOCK"), adopted a preferred share purchase rights plan and approved the distribution to shareholders of a dividend of one preferred share purchase right on each outstanding share of Common Stock (the "RIGHTS"). The rights plan provided that one Right would be distributed to all shareholders of ART for each share of Common Stock owned of record by them as of April 23, 1990. In addition, the rights plan required that ART issue one Right with each share of Common Stock that became outstanding thereafter so that all shares of Common Stock would carry a Right. The Rights were primarily designed to assure that all holders of Common Stock receive fair and equal treatment in the event of any attempt to acquire ART and to guard the interest of such shareholders against partial tender offers, inadequate offers, open market accumulations and other abusive or coercive tactics. The rights plan was not adopted in response to any effort to acquire ART, and ART has remained unaware of any such effort. On June 12, 1996, the ART Board resolved to redeem the Rights held by the shareholders of record as of June 21, 1996 at the redemption price of $.01 per Right. The redemption price was paid on July 8, 1996. The decision by the ART Board was based on a determination that the rights plan was no longer necessary to protect ART and its shareholders from coercive tender offers.

         On February 27, 1997, the ART Board deleted the designation of the Series A Preferred Stock from the Articles of Incorporation and none will be issued in the future.

         SERIES B PREFERRED STOCK. On April 3, 1996, the ART Board designated 4,000 shares of Series B 10% Cumulative Preferred Stock (the "SERIES B PREFERRED STOCK") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of accrued and unpaid dividends. The Series B Preferred Stock is non-voting except as by law, and ART is not required to maintain a sinking fund for such stock.

         The Series B Preferred Stock is convertible, but only during a 30-day period beginning May 8, 1998, into that number of shares of Common Stock obtained by multiplying the number of shares of Series B Preferred Stock being converted by $100 and then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 30 trading days immediately preceding the conversion period on the market where the Common Stock is then regularly traded. The right of conversion shall terminate at the close of business on the second full business day prior to the date fixed for redemption and on the commencement of any liquidation, dissolution or winding up of ART.

         The Series B Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series B Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series B Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock, including the Preferred Stock.

         ART may from time to time redeem any or all of the Series B Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series B Preferred Stock by ART while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption ART must pay all accrued and unpaid dividends on the shares being redeemed. As of May 1, 1998, 4,000 shares of the Series B Preferred Stock were issued and outstanding.

         SERIES C PREFERRED STOCK. On May 23, 1996, the ART Board designated 16,681 shares of Series C 10% Cumulative Preferred Stock (the "SERIES C PREFERRED STOCK") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus all accrued and unpaid dividends. The Series C Preferred Stock is non-voting except as required by law, and ART is not required to maintain a sinking fund for such stock.

         Each share of Series C Preferred Stock is convertible, but only during a 90-day period beginning on November 25, 1998, into the number of shares of Common Stock obtained by multiplying the number of shares of Series C Preferred Stock being converted by $100 and dividing the result by (in most instances) 90% of the then-recent average trading price for the Common Stock.

         The Series C Preferred Stock bears a cumulative dividend per share of $10.00 per annum, payable quarterly in equal installments of $2.50. Dividends on the Series C Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series C Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock, including the Preferred Stock. The dividends for the first twelve months were paid in additional shares of Series C Preferred Stock.

         ART may from time to time redeem any or all of the Series C Preferred Stock upon payment of the liquidation value of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series C Preferred Stock by ART while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption ART must pay all accrued and unpaid dividends on the shares being redeemed. As of May 1, 1998, 16,681 shares of the Series C Preferred Stock were issued and outstanding.

         SERIES D PREFERRED STOCK. The ART Board designated 91,000 shares of Series D 9.50% Cumulative Preferred Stock (the "SERIES D PREFERRED STOCK") on August 2, 1996, with a par value of $2.00 per share and a preference on liquidation of $20.00 per share plus payment of accrued and unpaid dividends. The Series D Preferred Stock is non-voting except as required by law and is not convertible. ART is not required to maintain a sinking fund for such stock.

         The Series D Preferred Stock has a cumulative dividend per share of 9.50% per annum of the $20.00 liquidation preference, payable quarterly in equal installments of $0.475. Dividends on the Series D Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series D Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         ART may from time to time after June 1, 2001 redeem any or all of the Series D Preferred Stock upon payment of the liquidation value of $20.00 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series D Preferred Stock by ART while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption ART must pay all accrued and unpaid dividends on the shares being redeemed. As of May 1, 1998, no shares of the Series D Preferred Stock were issued or outstanding.

         The Series D Preferred Stock is reserved for issuance upon the conversion Class A units held by the limited partners of Ocean Beach Partners L.P.

         SERIES E PREFERRED STOCK. On December 3, 1996, the ART Board designated 80,000 shares of Series E 10% Cumulative Convertible Preferred Stock (the "SERIES E PREFERRED STOCK") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus payment of all accrued and
unpaid dividends.   The Series E Preferred Stock is non-voting except as
required by law. ART is not required to maintain a sinking fund for such stock.

         The Series E Preferred Stock is convertible into that number of shares of Common Stock obtained by multiplying the number of shares being converted by $100, then adding all accrued and unpaid dividends on such shares, then dividing such sum by (in most instances) 80% of the Common Stock's then-recent average trading price for the 20 business days ending on the last business day of the calendar week immediately preceding the date of conversion on the principal stock exchange on which such Common Stock is then listed or admitted to trading as determined by ART. The schedule pursuant to which shares of Series E Preferred Stock may be so converted is as follows: up to 30,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1998 and thereafter; up to an additional 10,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 1999; and up to an additional 40,000 shares of the Series E Preferred Stock may be converted beginning as of November 4, 2001.

         The Series E Preferred Stock bears a cumulative dividend per share equal to $10.00 per annum, payable quarterly in equal installments of $2.50 for the period from date of issuance to November 4, 1999, and $11.00 per annum ($2.75 per quarter) thereafter. Dividends on the Series E Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series E Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         ART may redeem any or all of the shares of Series E Preferred Stock from time to time upon payment of $100 per share plus all accrued and unpaid dividends. There is no restriction on the repurchase or redemption of the Series E Preferred Stock by ART while there is any arrearage in payment of dividends except that at the time of such repurchase or redemption ART must pay all accrued and unpaid dividends on the shares being redeemed. As of May 1, 1998, no shares of the Series E Preferred Stock were issued or outstanding.

         The Series E Preferred Stock is reserved for issuance upon the conversion of Class A units held by the limited partners in the Valley Ranch Limited Partnership.

         SERIES G PREFERRED STOCK. On September 18, 1997, the ART Board designated 11,000 shares of Series G Cumulative Convertible Preferred Stock (the "SERIES G PREFERRED STOCK") with a par value of $2.00 per share and a preference on liquidation of $100 per share plus all accrued and unpaid dividends. The Series G Preferred Stock is non-voting except as required by law, and ART is not required to maintain a sinking fund for such stock.

         Each share of Series G Preferred Stock is convertible, but only after October 6, 2000, into that number of shares of Common Stock obtained by multiplying the number of shares of Series G Preferred Stock being converted by $100 and then dividing such sum by (in most instances) 90% of the simple average of the daily closing price of the Common Stock for the 20 trading days ending on the last trading day of the calendar week immediately preceding the conversion on the market where the Common Stock is then regularly traded. The right of conversion shall terminate upon receipt of the notice of redemption from ART and on the earlier of (i) the commencement of any liquidation, dissolution or winding up of ART or (ii) the adoption of any resolution authorizing the commencement thereof. ART may elect to redeem the shares of Series G Preferred Stock sought to be converted instead of issuing shares of Common Stock.

         The Series G Preferred Stock bears a cumulative dividend per share equal to $10.00 per annum, payable in arrears in quarterly equal installments of $2.50 on each Quarterly Dividend Payment Date, and commencing accrual on the date of issuance to and including the date on which the redemption price of such shares is paid. Dividends on the Series G Preferred Stock are in preference to and with priority over dividends upon the Common Stock. The Series G Preferred Stock ranks on a parity as to dividends and upon liquidation, dissolution or winding up with all other shares of Special Stock.

         ART may redeem any or all of the shares of the Series G Preferred Stock at any time and from time to time, at its option, for cash upon no less than twenty (20) days nor more than thirty (30) days prior notice thereof. The redemption price of the shares of the Series G Preferred Stock shall be an amount per share equal to the $100 liquidation value plus all accrued and unpaid dividends on such shares through the redemption date. The right of ART to redeem shares of Series G Preferred Stock remains effective notwithstanding prior receipt by ART of notice by any holder of Series G Preferred Stock of such holder's intent to convert shares of Series G Preferred Stock. As of May 1, 1998, no shares of the Series G Preferred Stock were issued or outstanding.

         The Series G Preferred Stock is reserved for issuance upon the conversion of Class A units held by the limited partners in Grapevine American, Ltd.

         The description of the foregoing provisions of each series of the Special Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the definitive Articles of Amendment of the Articles of Incorporation relating to such series of Special Stock.


                                 LEGAL MATTERS

         Certain legal matters with respect to the Preferred Stock offered hereby and the Common Stock into which it is convertible have been passed upon for ART by Holt Ney Zatcoff & Wasserman, LLP, Atlanta, Georgia.

                                    EXPERTS

         The financial statements and schedules incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their reports incorporated by reference herein and in the registration statement, and such reports are incorporated by reference herein in reliance upon the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                     Page
                                                                                                                     ----
FINANCIAL STATEMENTS OF AMERICAN REALTY TRUST, INC.:
---------------------------------------------------

Report of Independent Certified Public Accountants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2

Consolidated Balance Sheets -
   December 31, 1997 and 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3

Consolidated Statements of Operations -
   Years Ended December  31, 1997, 1996 and 1995  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4

Consolidated Statements of Stockholders' Equity -
   Years Ended December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-5

Consolidated Statements of Cash Flows -
   Years Ended December 31, 1997, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-7

Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-10


All other schedules are omitted because they are not required, are not applicable or the information required is included in the Financial Statements or the notes thereto.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors of
American Realty Trust, Inc.


We have audited the accompanying consolidated balance sheets of American Realty Trust, Inc. and Subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Realty Trust, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





                                                                BDO Seidman, LLP





Dallas, Texas
March 25, 1998

                          AMERICAN REALTY TRUST, INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                                                    December 31,
                                                                                              -----------------------
                                                                                                1997          1996
                                                                                              ---------     ---------
                                                                                       (dollars in thousands, except per share)
                   Assets
Notes and interest receivable
  Performing (including $1,307 in 1997 and $13,563 in 1996 from affiliate) ...............    $   9,300     $  50,784
  Nonperforming, nonaccruing .............................................................       18,624         1,627
                                                                                              ---------     ---------
                                                                                                 27,924        52,411

Less - allowance for estimated losses ....................................................       (2,398)       (3,926)
                                                                                              ---------     ---------
                                                                                                 25,526        48,485

Real estate held for sale, net of accumulated  depreciation ($5,098 in 1996) .............      178,938        77,688

Real estate held for investment net of accumulated depreciation ($5,380 in 1997
  and $4,234 in 1996) ....................................................................      123,515        41,347

Pizza parlor equipment, net of accumulated depreciation ($905 in 1997) ...................        6,693            --

Marketable equity securities, at market value ............................................        6,205         2,186
Cash and cash equivalents ................................................................        5,347         1,254
Investments in equity investees ..........................................................       45,851        55,880
Intangibles, net of accumulated amortization ($704 in 1997) ..............................       15,230            --
Other assets .............................................................................       26,494         8,197
                                                                                              ---------     ---------
                                                                                              $ 433,799     $ 235,037
                                                                                              =========     =========

       Liabilities and Stockholders' Equity
Liabilities
Notes and interest payable (including $11,400 in 1997 and $8,973 in 1996 to affiliates) ..    $ 261,986     $ 127,863
Margin borrowings ........................................................................       53,376        40,044
Accounts payable and other liabilities (including $22.9 million in 1997 and $318,000
  in 1996 to affiliate) ..................................................................       34,442         8,433
                                                                                              ---------     ---------
                                                                                                349,804       176,340

Minority interest ........................................................................       20,542        10,911

Commitments and contingencies

Stockholders' equity
Preferred Stock, $2.00 par value, authorized  20,000,000 shares, issued and outstanding
  Series B, 4,000 shares in 1997 and 1996  (liquidation preference $400) .................            8             8
  Series C, 16,681 shares in 1997 and 15,877 shares in 1996 (liquidation
  preference $1,668) .....................................................................           33            32
  Series F, 2,000,000 shares in 1997 (liquidation preference $20,000) 4,000
Common Stock, $.01 par value, authorized 100,000,000 shares; issued 13,479,348
  shares in 1997 and 1996 ................................................................          135           135
Paid-in capital ..........................................................................       84,943        68,595
Accumulated (deficit) ....................................................................      (25,638)      (20,978)
Treasury stock at cost, 2,767,427 shares in 1997 and 56,704 shares in 1996 ...............          (28)           (6)
                                                                                              ---------     ---------
                                                                                                 63,453        47,786
                                                                                              ---------     ---------
                                                                                              $ 433,799     $ 235,037
                                                                                              =========     =========

             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                          Years Ended December 31,
                                                                               ----------------------------------------------
                                                                                   1997             1996             1995
                                                                               ------------     ------------     ------------
                                                                                   (dollars in thousands, except per share)
Income
  Sales ...................................................................    $     17,926     $         --     $         --
  Rents ...................................................................          29,075           20,658           17,869
  Interest (including $230 in 1997, $539 in  1996 and $506 in 1995 from
     affiliates) ..........................................................           2,835            4,724            4,929
  Other ...................................................................             135            1,597              154
                                                                               ------------     ------------     ------------
                                                                                     49,971           26,979           22,952

Expenses
  Cost of sales ...........................................................          14,492               --               --
  Property operations (including $865 in 1997, $892 in 1996 and $1,200
     in 1995 to affiliates) ...............................................          24,195           15,874           13,260
  Interest (including $433 in 1997, $418 in 1996 and $437 in 1995 to
     affiliates) ..........................................................          30,231           16,450            8,941
  Advisory and servicing fees to affiliate ................................           2,657            1,539            1,195
  General and administrative (including $1,809 in 1997, $691 in 1996
     and $516 in 1995 to affiliate) .......................................           6,997            2,712            2,554
  Depreciation and amortization ...........................................           3,338            2,002            1,691
  Minority interest .......................................................           1,445               --              671
                                                                               ------------     ------------     ------------
                                                                                     83,355           38,577           28,312
                                                                               ------------     ------------     ------------

(Loss) from operations ....................................................         (33,384)         (11,598)          (5,360)

Equity in income (loss) of investees ......................................          10,660            2,004             (851)
Gain on sale of real estate ...............................................          20,296            3,659            2,594
                                                                               ------------     ------------     ------------

(Loss) before income taxes ................................................          (2,428)          (5,935)          (3,617)
Income tax expense ........................................................              --               --                2
                                                                               ------------     ------------     ------------
(Loss) before extraordinary gain ..........................................          (2,428)          (5,935)          (3,619)
Extraordinary gain ........................................................              --              381              783
                                                                               ------------     ------------     ------------

Net (loss) ................................................................          (2,428)          (5,554)          (2,836)
Preferred dividend requirement ............................................            (206)            (113)              --
                                                                               ------------     ------------     ------------

Net (loss) applicable to Common shares ....................................    $     (2,634)    $     (5,667)    $     (2,836)
                                                                               ============     ============     ============


Earnings per share
(Loss) before extraordinary gain ..........................................    $       (.22)    $       (.46)    $       (.31)
Extraordinary gain ........................................................              --              .03              .07
                                                                               ------------     ------------     ------------

Net (loss) applicable to Common shares ....................................    $       (.22)    $       (.43)    $       (.24)
                                                                               ============     ============     ============


Weighted average Common shares used in computing earnings per share .......      11,710,013       12,765,082       11,716,656
                                                                               ============     ============     ============


             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                 Series B   Series C
                                                Preferred  Preferred   Common     Treasury    Paid-in   Accumulated  Stockholders'
                                                  Stock      Stock      Stock      Stock       Capital    (Deficit)      Equity
                                                ---------  ---------   --------   --------    --------  -----------  -------------
                                                                            (dollars in thousands)
Balance, January 1, 1995 .....................   $     --   $     --   $    117   $     --    $ 66,661    $(10,884)   $   55,894


Net (loss) ...................................         --         --         --         --          --      (2,836)       (2,836)
                                                 --------   --------   --------   --------    --------    --------    ----------


Balance, December 31, 1995 ...................         --         --        117         --      66,661     (13,720)       53,058


Common Stock issued ..........................         --         --         18         --         (18)         --            --

Series B Preferred Stock issued ..............          8         --         --         --         392          --           400

Series C Preferred Stock issued ..............         --         30         --         --       1,469          --         1,499

Common Stock cash dividend ($.15 per share) ..         --         --         --         --          --      (1,491)       (1,491)

Redemption of share purchase rights ($.01
   per right) ................................         --         --         --         --          --        (101)         (101)

Series B Preferred Stock cash dividend ($6.46
   per share) ................................         --         --         --         --          --         (25)          (25)

Series C Preferred Stock stock dividend ($5.74
   per share) ................................         --          2         --         --          85         (87)           --

Treasury stock, at cost ......................         --         --         --         (6)          6          --            --

Net (loss) ...................................         --         --         --         --          --      (5,554)       (5,554)
                                                 --------   --------   --------   --------    --------    --------    ----------


Balance, December 31, 1996 ...................   $      8   $     32   $    135   $     (6)   $ 68,595    $(20,978)   $   47,786

                          AMERICAN REALTY TRUST, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                        Series B  Series C   Series F
                                       Preferred  Preferred  Preferred  Common     Treasury    Paid-in   Accumulated  Stockholders'
                                         Stock      Stock      Stock     Stock       Stock     Capital    (Deficit)      Equity
                                       ---------  ---------  ---------  --------   --------    --------  -----------  ------------
Balance, January 1, 1997 .............  $      8   $     32   $     --  $    135   $     (6)   $ 68,595    $(20,978)    $ 47,786


Series F Preferred Stock issued ......        --         --      4,000        --         --      16,000          --       20,000

Common Stock cash dividend ($.20
   per share) ........................        --         --         --        --         --          --      (2,026)      (2,026)

Series B Preferred Stock cash
   dividend ($10.00 per share) .......        --         --         --        --         --          --         (40)         (40)

Series C Preferred Stock, stock and
   cash dividend ($10.00 per share) ..        --          1         --        --         --          81        (166)         (84)


Sale of Common Stock .................        --         --         --        --         --         245          --          245

Treasury stock, at cost ..............        --         --         --        --        (22)         22          --           --


Net (loss) ...........................        --         --         --        --         --          --      (2,428)      (2,428)
                                        --------   --------   --------  --------   --------    --------    --------     --------



Balance, December 31, 1997 ...........  $      8   $     33   $  4,000  $    135   $    (28)   $ 84,943    $(25,638)    $ 63,453
                                        ========   ========   ========  ========   ========    ========    ========     ========




             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            For The Years Ended December 31,
                                                                          -----------------------------------
                                                                            1997         1996         1995
                                                                          ---------     --------     --------
                                                                                 (dollars in thousands)
Cash Flows From Operating Activities
   Pizza parlor sales collected ......................................    $  17,790     $     --     $     --
   Rents collected ...................................................       28,199       19,013       18,473
   Interest collected ($262 in 1997, $385 in 1996 and $399 in 1995
      from affiliates) ...............................................        2,592        4,304        4,845
   Distributions from equity investees' operating activities .........        5,689        9,054        1,464
   Interest paid ($19 in 1995 to affiliate) ..........................      (19,092)      (9,601)      (8,296)
   Payments for property operations (including $865 in 1997, $892
      in 1996 and $1,200 in 1995 to affiliate) .......................      (22,821)     (15,034)     (13,442)
   Payments for pizza parlor operations ..............................      (12,580)          --           --
   Advisory fee paid to affiliate ....................................       (2,657)      (1,539)      (1,195)
   Distributions to minority interest holders ........................       (1,445)          --           --
   Purchase of marketable equity securities ..........................      (15,147)     (22,613)     (19,394)
   Proceeds from sale of marketable equity securities ................       10,588       23,557       18,374
   General and administrative expenses paid (including $1,809 in
      1997, $691 in 1996 and $516 in 1995 to affiliate) ..............       (6,982)      (3,095)      (2,448)
   Litigation settlement .............................................           --           --         (100)
   Other .............................................................         (781)      (1,661)       1,016
                                                                          ---------     --------     --------

      Net cash provided by (used in) operating  activities ...........      (16,647)       2,385         (703)


Cash Flows From Investing Activities
   Collections on notes receivable (including $3,503 in 1997, $1,166
      in 1996 and $394 in 1995 from affiliates) ......................        4,489        1,495        1,604
   Proceeds from sale of notes receivable ............................       16,985           --           --
   Notes receivable funded ...........................................       (8,716)        (250)      (3,295)
   Proceeds from sale of real estate .................................       38,169        7,718       11,992
   Contributions from minority interest holders ......................        9,799           --           --
   Acquisitions of real estate .......................................     (123,074)     (41,636)     (21,394)
   Real estate improvements ..........................................      (10,993)      (2,862)      (1,802)
   Pizza parlor equipment purchased ..................................       (2,695)          --           --
   Deposits ..........................................................       (6,221)         577         (516)
   Investment in equity investees ....................................       (1,331)     (15,471)      (7,169)
                                                                          ---------     --------     --------

      Net cash (used in) investing activities ........................      (83,588)     (50,429)     (20,580)


Cash Flows From Financing Activities
   Proceeds from notes payable .......................................      161,103       86,490       36,211
   Margin borrowings, net ............................................        8,914        2,981        7,626
   Proceeds from issuance of Preferred Stock .........................           --          400           --
   Payments on notes payable (including $990 in 1995 to affiliate) ...      (81,639)     (30,003)     (22,268)
   Deferred borrowing costs ..........................................       (5,174)      (5,028)      (2,475)
   Net advances (payments) to/from affiliates ........................       23,274       (4,979)       3,050
   Dividends .........................................................       (2,150)      (1,617)          --
                                                                          ---------     --------     --------

      Net cash provided by financing activities ......................      104,328       48,244       22,144
                                                                          ---------     --------     --------

             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             For The Years Ended December 31,
                                                                            ----------------------------------
                                                                              1997         1996         1995
                                                                            --------     --------     --------
                                                                                 (dollars in thousands)
Net increase in cash and cash equivalents ..............................    $  4,093     $    200     $    861
Cash and cash equivalents, beginning of year ...........................       1,254        1,054          193
                                                                            --------     --------     --------

Cash and cash equivalents, end of year .................................    $  5,347     $  1,254     $  1,054
                                                                            ========     ========     ========


Reconciliation of net (loss) to net cash provided by (used in)
   operating activities
Net (loss) .............................................................    $ (2,428)    $ (5,554)    $ (2,836)
Adjustments to reconcile net (loss) to net cash provided by (used in)
   operating activities
      Extraordinary gain ...............................................          --         (381)        (783)
      Gain on sale of real estate ......................................     (20,296)      (3,659)      (2,594)
      Depreciation and amortization ....................................       3,338        2,002        1,691
      Amortization of deferred borrowing costs .........................       4,042        2,692          326
      Equity in (income) losses of investees ...........................     (10,660)      (2,004)         851
      Distributions from equity investees' operating activities ........       5,689        9,054        1,464
      (Increase) decrease in marketable equity securities ..............      (4,559)         944       (1,020)
      (Increase) decrease in accrued interest receivable ...............          66         (117)          79
      (Increase) decrease in other assets ..............................       2,403       (2,817)       1,629
      Increase (decrease) in accrued interest payable ..................       1,019        1,417           (5)
      Increase in accounts payable and other liabilities ...............       4,978          733          495
      Other ............................................................        (239)          75           --
                                                                            --------     --------     --------

         Net cash provided by (used in) operating activities ...........    $(16,647)    $  2,385     $   (703)
                                                                            ========     ========     ========






             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS




                                                                        For The Years Ended December 31,
                                                                        --------------------------------
                                                                          1997        1996        1995
                                                                        --------    --------    --------
                                                                             (dollars in thousands)
Schedule of noncash investing and financing activities

Notes payable from acquisition of  real estate .....................    $ 44,151    $  9,099    $ 21,394

Stock dividends on Series C Preferred Stock ........................          82          31          --

Series F Preferred Stock issued for real estate ....................      20,000          --          --

Current value of property obtained through foreclosure of note
   receivable ......................................................      20,226          --          --

Note receivable put to basis .......................................       2,737          --          --

Note payable assumed on property obtained through foreclosure ......      11,867          --          --

Carrying value of real estate exchanged ............................       7,882          --          --

Notes payable from acquisition of minority interest in subsidiary ..       5,000          --          --


Acquisition of Pizza World Supreme, Inc. ...........................

   Carrying value of intangible ....................................      15,641          --          --
   Carrying value of pizza parlor equipment ........................       3,998          --          --
   Carrying value of note receivable retired .......................      13,387          --          --
   Carrying value of accounts payable and other liabilities ........       1,314          --          --


Sale of real estate subject to debt ................................          --          --      (5,878)


Settlement with insurance company

   Carrying value of real estate received ..........................          --          --       1,619
   Carrying value of note receivable
      participation received .......................................          --          --       1,500
   Carrying value of notes receivable returned .....................          --          --         (32)
   Carrying value of real estate returned ..........................          --          --      (2,183)







             The accompanying notes are an integral part of these
                       Consolidated Financial Statements.

                          AMERICAN REALTY TRUST, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying Consolidated Financial Statements of American Realty Trust, Inc. and consolidated entities (the "Company") have been prepared in conformity with generally accepted accounting principles, the most significant of which are described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES." These, along with the remainder of the Notes to Consolidated Financial Statements, are an integral part of the Consolidated Financial Statements. The data presented in the Notes to Consolidated Financial Statements are as of December 31 of each year and for the year then ended, unless otherwise indicated. Dollar amounts in tables are in thousands, except per share amounts.

Certain balances for 1995 and 1996 have been reclassified to conform to the 1997 presentation. Shares and per share data have been restated for the 2 for 1 forward Common Stock splits effected February 17, 1997 and January 2, 1996.

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and company business. American Realty Trust, Inc. ("ART"), a Georgia corporation, is successor to a District of Columbia business trust, that primarily invests in real estate and real estate-related entities and purchases and originates mortgage loans.

Basis of consolidation. The Consolidated Financial Statements include the accounts of ART, and all majority-owned subsidiaries and partnerships other than National Realty, L.P. ("NRLP") and during the period April 1996 to April 1997 for Pizza World Supreme, Inc. ("PWSI"). The Company uses the equity method to account for its investment in NRLP as control is considered to be temporary. The Company used the equity method to account for its investment in PWSI from April 1996 to April 1997 as control was considered to be temporary. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P." and NOTE 7. "ACQUISITION OF PIZZA WORLD SUPREME, INC." All significant intercompany transactions and balances have been eliminated.

Accounting estimates. In the preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles it was necessary for the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expense for the year then ended. Actual results could differ from these estimates.

Interest recognition on notes receivable. It is the Company's policy to cease recognizing interest income on notes receivable that have been delinquent for 60 days or more. In addition, accrued but unpaid interest income is only recognized to the extent that the net realizable value of the underlying collateral exceeds the carrying value of the receivable.

Allowance for estimated losses. Valuation allowances are provided for estimated losses on notes receivable considered to be impaired. Impairment is considered to exist when it is probable that all amounts due under the terms of the note will not be collected. Valuation allowances are provided for estimated losses on notes receivable to the extent that the Company's investment in the note exceeds the Company's estimate of fair value of the collateral securing such note.

Real Estate Held for Investment and Depreciation. Real estate held for investment is carried at cost. Statement of Financial Accounting Standards No. 121 ("SFAS No. 121") requires that a property be considered impaired, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property. If impairment exists, an impairment loss is recognized by a charge against earnings, equal to the amount by which the carrying amount of the property exceeds the fair value of the property. If impairment of a property is recognized, the carrying amount of the property is reduced by the amount of the impairment, and a new cost for the property is established. Such new cost is depreciated over the property's remaining useful life. Depreciation is provided by the straight-line method over estimated useful lives, which range from 10 to 40 years. Real Estate Held for Sale. Foreclosed real estate is initially recorded at new cost, defined as the lower of original cost or fair value minus estimated costs of sale. SFAS No. 121 also requires that properties held for sale be reported at the lower of carrying amount or fair value less costs of sale. If a reduction in a held for sale property's carrying amount to fair value less costs of sale is required, a provision for loss shall be recognized by a charge against earnings. Subsequent revisions, either upward or downward, to a held for sale property's estimated fair value less costs of sale is recorded as an adjustment to the property's carrying amount, but not in excess of the property's carrying amount when originally classified as held for sale. A corresponding charge against or credit to earnings is recognized. Properties held for sale are not to be depreciated.

Investments in equity investees. Because the Company may be considered to have the ability to exercise significant influence over the operating and investment policies of certain of its investees, the Company accounts for such investments by the equity method. Under the equity method, the Company's initial investment, recorded at cost, is increased by the Company's proportionate share of the investee's operating income and any additional investment and decreased by the Company's proportionate share of the investee's operating losses and distributions received.

Present value premiums/discounts. The Company provides for present value premiums and discounts on notes receivable or payable that have interest rates that differ substantially from prevailing market rates and amortizes such premiums and discounts by the interest method over the lives of the related notes. The factors considered in determining a market rate for notes receivable include the borrower's credit standing, nature of the collateral and payment terms of the note.

Revenue recognition on the sale of real estate. Sales of real estate are recognized when and to the extent permitted by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" ("SFAS No. 66"). Until the requirements of SFAS No. 66 for full profit recognition have been met, transactions are accounted for using either the deposit, the installment, the cost recovery, the financing or other method, whichever is appropriate.

Fair value of financial instruments. The Company used the following assumptions in estimating the fair value of its notes receivable, marketable equity securities and notes payable. For performing notes receivable, the fair value was estimated by discounting future cash flows using current interest rates for similar loans. For nonperforming notes receivable the estimated fair value of the Company's interest in the collateral property was used. For marketable equity securities fair value was based on the year end closing market price of each security. For notes payable the fair value was estimated using current rates for mortgages with similar terms and maturities.

Cash equivalents. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Earnings per share. Loss per share is presented in accordance with the provision of the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Loss per share is computed based upon the weighted average number of shares of Common Stock outstanding during each year, adjusted for the two for one forward Common Stock splits effected February 17, 1997 and January 2, 1996.

NOTE 2.   SYNTEK ASSET MANAGEMENT, L.P.

The Company owns a 96% limited partner interest in Syntek Asset Management, L.P. ("SAMLP"). SAMLP is the general partner of National Realty, L.P. ("NRLP") and National Operating, L.P. ("NOLP"), the operating partnership of NRLP. Gene
E. Phillips, a Director and Chairman of the Board of the Company until November 16, 1992, is also a general partner of SAMLP. As of September 30, 1997, the Company owned approximately 54% of the outstanding limited partner units of NRLP.

NRLP, SAMLP and Mr. Phillips were among the defendants in a class action lawsuit arising from the formation of NRLP. An agreement settling such lawsuit (the "Settlement Agreement") for the above mentioned defendants became effective on July 5, 1990. The Settlement Agreement provided for, among other things, the appointment of an NRLP oversight committee and the establishment of specified annually increasing targets for five years relating to the price of NRLP's units of limited partner interest.

The Settlement Agreement provides for the resignation and replacement of SAMLP as general partner if the unit price targets are not met for two consecutive anniversary dates. NRLP did not meet the unit price targets for the first and second anniversary dates. On July 8, 1992, SAMLP notified the NRLP oversight committee of the failure of NRLP to meet the unit price targets for two successive years and that it expects to resign as general partner of NRLP and NOLP.

The withdrawal of SAMLP as general partner would require NRLP to purchase SAMLP's general partner interest (the "Redeemable General Partner Interest") at its then fair value, and to pay certain fees and other compensation as provided in the partnership agreement. Syntek Asset Management, Inc. ("SAMI"), the managing general partner of SAMLP, has calculated the fair value of such Redeemable General Partner Interest to be $49.6 million at December 31, 1997, before reduction for the principal balance ($4.2 million at December 31, 1997) and accrued interest ($7.2 million at December 31, 1997) on the note receivable from SAMLP for its original capital contribution to the partnership.

On December 15, 1997, NRLP, SAMLP, the NRLP oversight committee, Joseph B. Moorman, Invenex and the Counsel for the plaintiff class members executed an Agreement for Establishment of a Class Distribution Fund and Election of Successor General Partner (the "Resolution Agreement") which provides for the nomination of an entity affiliated with SAMLP to be the successor general partner of NRLP and NOLP, for the establishment of a fund for the benefit of the plaintiff class members consisting of cash and properties owned by NOLP and for the resolution of all related matters under the Settlement Agreement.

The Resolution Agreement was submitted to the Judge appointed to supervise the class action settlement (the "Supervising Judge") and on February 11, 1998, the Supervising Judge entered an order granting preliminary approval of the Resolution Agreement and scheduled a hearing to be held on April 24,

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

1998, for consideration of preliminary approval of a business plan for the operation of the entity which will receive the cash and properties and to consider a form of notice to be distributed to the plaintiff class members describing the Resolution Agreement and the business plan.

Upon the election and taking office of the successor general partner and the transfer of the cash and properties to the fund established for the benefit of the plaintiff class members, the Settlement Agreement and the NRLP oversight committee shall be terminated.

                                                              1997                         1996
                                                       --------------------       -----------------------
                                                       Estimated                  Estimated
                                                         Fair        Book            Fair           Book
                                                         Value       Value          Value          Value
                                                         -----       -----          -----          -----
Notes Receivable
   Performing (including $1,307 in 1997 and
      $13,563 in 1996 from affiliates)  . . . . . . .   $ 9,217     $ 9,340         $52,939        $55,161
   Nonperforming, nonaccruing   . . . . . . . . . . .    26,344      23,212           1,884          1,584
                                                        -------     -------         -------        -------
                                                        $35,561      32,552         $54,823         56,745
                                                        =======                     =======
   Interest receivable  . . . . . . . . . . . . . . .                   380                            445
   Unamortized premiums/(discounts)   . . . . . . . .                  (124)                          (162)
   Deferred gains   . . . . . . . . . . . . . . . . .                (4,884)                        (4,617)
                                                                    -------                        -------
                                                                    $27,924                        $52,411
                                                                    =======                        =======

The Company recognizes interest income on nonperforming notes receivable on a cash basis. For the years 1997, 1996 and 1995 unrecognized interest income on such nonperforming notes receivable totaled $2.2 million, $1.6 million and $1.2 million, respectively.

Notes receivable at December 31, 1997, mature from 1998 to 2014 with interest rates ranging from 6.0% to 12.9% and a weighted average rate of 12.78%. A small percentage of these notes receivable carry a variable interest rate. Notes receivable include notes generated from property sales which have interest rates adjusted at the time of sale to yield rates ranging from 6% to 14%. Notes receivable are generally nonrecourse and are generally collateralized by real estate. Scheduled principal maturities of $31.2 million are due in 1998 of which $23.2 million is due on nonperforming notes receivable.

Nonrecourse participations totaling $2.2 million and $1.6 million at December 31, 1997 and 1996, respectively, have been deducted from notes receivable.

In August 1990, the Company obtained the Continental Hotel and Casino in Las Vegas, Nevada, through foreclosure subject to first and second lien mortgages totaling $10.0 million. In June 1992, the Company sold the hotel and casino accepting, among other consideration, a $22.0 million wraparound mortgage note receivable. The Company recorded a deferred gain of $4.6 million in connection with the sale of the hotel and casino resulting from a disputed third lien mortgage being subordinated to the Company's wraparound mortgage note receivable. In March 1997, the wraparound note was modified and extended. In exchange for the extension, the borrower was required to invest $2.0 million in improvements to the hotel and casino within four months of the March 1997 modification and an additional $2.0 million prior to December 1997. The borrower also pledged 1,500,000 shares of common stock in Crowne Ventures, Inc., as additional collateral. The Company's wraparound mortgage note receivable had a principal balance of $13.3 million at December 31, 1997. The Company recognizes interest income on this wraparound mortgage note only to the extent interest is collected. The borrower has not made the required note payments since April 1997, nor the required improvements. In December 1997, the borrower filed for bankruptcy protection. In February 1998, a hearing was held to allow the Company to foreclose on the hotel and casino. At the hearing, the court allowed the borrower 90 days to submit a reorganization plan and beginning March 2, 1998, required the borrower to make monthly payments of $175,000 to the Company. The Company received the first such payment on March 2, 1998. If the Company is allowed to foreclose on the property it does not expect to incur a loss as the fair value of the property exceeds the carrying value of the Company's note receivable.

The borrower on a $1.7 million mortgage note receivable secured by land in Osceola, Florida failed to pay the note on its November 1, 1993 maturity. The Company instituted foreclosure proceedings and was awarded summary judgment in January 1994. During 1994 and 1995, the borrower paid the Company a total of $270,000 in nonrefundable fees to delay foreclosure of

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

the property until April 24, 1995. On April 21, 1995, the borrower filed for bankruptcy protection. On August 24, 1996, the bankruptcy court's stay was lifted allowing the Company to proceed with foreclosure. In February 1997, the Company sold its mortgage note receivable for $1.8 million in cash. The Company recognized a gain of $171,000 on the sale.

In September 1997, the Company sold its $16.3 million wraparound mortgage note receivable secured by the Las Vegas Plaza Shopping Center in Las Vegas, Nevada, for $15.0 million. The Company received net cash of $5.5 million after the payoff of $9.2 million in underlying debt. The Company incurred no loss on the sale in excess of the reserve previously established.

Related Party. In September 1997, the Company foreclosed on its $8.9 million junior mortgage note receivable secured by the Williamsburg Hospitality House in Williamsburg, Virginia. The Company obtained the property through foreclosure subject to the first mortgage of $12.0 million. The Company incurred no loss on foreclosure as the fair value of the property exceeded the carrying value of the Company's mortgage note receivable and assumed mortgage debt. The property is included in real estate held for investment in the accompanying Consolidated Balance Sheet.

At December 31, 1996, the Company held a mortgage note receivable secured by an apartment complex in Merrillville, Indiana, with a principal balance of $3.7 million. The property is owned by a subsidiary of Davister Corp.
("Davister"), a general partner in a partnership that owns approximately 15.6% of the Company's outstanding shares of Common Stock. In May 1997, the note plus accrued but unpaid interest was paid in full.

NOTE 4.  REAL ESTATE

In January 1997, the Company sold a 3.0 acre tract of Las Colinas I land in Las Colinas, Texas, for $1.2 million in cash. The Company recognized a gain of $676,000 on the sale.

Also in January 1997, the Company purchased Scout land, a 546 acre parcel of undeveloped land in Tarrant County, Texas, for $2.2 million. The Company paid $725,000 in cash and obtained new mortgage financing of $1.5 million. The mortgage bears interest at 16% per annum, requires quarterly payments of interest only and matures in January 2000.

In February 1996, the Company entered into a contract to sell a 72.5 acre tract of the 92.6 acre parcel of BP Las Colinas land in Las Colinas, Texas, for $12.9 million. The contract called for the sale to close in two phases. In July 1996, the Company completed the first sale. In February 1997, the Company completed the second sale of 40.2 acres for $8.0 million, of which $7.2 million was paid in cash. Of the net cash proceeds of $6.9 million, $1.5 million was used to payoff the debt secured by the BP Las Colinas land parcel, pay a $500,000 maturity fee to the lender, make a $1.5 million principal paydown on the loan with the same lender, secured by the Parkfield land in Denver, Colorado and $1.0 million was applied as a principal paydown on the term loan secured by the Las Colinas I land. In conjunction with the sale the Company provided $800,000 in purchase money financing in the form of a six month unsecured loan. The loan bore interest at 12% per annum, with all accrued but unpaid interest and principal due at maturity in August 1997. The Company recognized a gain of $3.4 million on such sale, deferring an additional $800,000 of gain until the unsecured loan was paid in full. The loan was collected in full in August 1997 and the additional $800,000 gain was recognized.

In March 1997, the Company purchased Katy Road land, a 130.6 acre parcel of undeveloped land in Harris County, Texas, for $5.6 million. The Company paid $1.6 million in cash with the seller providing purchase money financing for the remaining $4.0 million of the purchase price. The financing bears interest at 9% per annum, requires quarterly payments of interest only and matures in March 2000.

In April 1997, the Company purchased McKinney Corners I land, a 30.4 acre parcel of undeveloped land in Collin County, Texas, for $3.5 million. The Company paid $1.0 million in cash and obtained new mortgage financing of $2.5 million. The mortgage bears interest at 14% per annum, requires monthly payments of interest only and matures in April 1998.

Also in April 1997, the Company purchased McKinney Corners II land, a 173.9 acre parcel of undeveloped land in Collin County, Texas, for $5.9 million. The Company paid $900,000 in cash and obtained new mortgage financing of $5.0 million as an advance under the term loan from the Las Colinas I lender. The McKinney Corners II land was added as additional collateral on the term loan.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Further in April 1997, the Company sold a 3.1 acre tract of Las Colinas I land for $1.3 million in cash. The Company used $1.0 million of the net cash proceeds to make a collateral escrow deposit in accordance with the provisions of the Valley Ranch land term loan. The Company recognized a gain of $668,000 on the sale.

In May 1997, the Company purchased McKinney Corners III land, a 15.5 acre parcel of undeveloped land in Collin County, Texas, for $896,000 in cash.

Also in May 1997, the Company purchased Lacy Longhorn land, a 17.1 acre parcel of undeveloped land in Farmers Branch, Texas, for $1.8 million. The Company paid $200,000 in cash with the seller providing purchase money financing of the remaining $1.6 million of the purchase price. The financing bore interest at 10% per annum, required monthly principal and interest payments of $400,000 and matured in October 1997. The loan was paid off at maturity.

Further in May 1997, the Company purchased Chase Oaks land, a 60.5 acre parcel of undeveloped land in Plano, Texas, for $4.2 million. The Company paid $200,000 in cash with the seller providing purchase money financing of the remaining $4.0 million of the purchase price. The financing bears interest at 18% per annum, requires monthly payments of interest only and matures in May 2000.

In May 1997, the Company purchased Pioneer Crossing land, a 1,448 acre parcel of undeveloped land in Austin, Texas, for $21.5 million. The Company paid $5.4 million in cash with the seller providing purchase money financing of the remaining $16.1 million of the purchase price. The financing bears interest at 9.5% per annum, requires monthly payments of interest only and matures in May 2001.

In June 1997, the Company purchased Kamperman land, a 129.6 acre parcel of undeveloped land in Collin County, Texas, for $5.0 million in cash. The Company simultaneously sold a 99.7 acre tract for $4.5 million in cash. The Company recognized a gain of $215,000 on the sale.

Also in June 1997, the Company purchased Keller land, a 811.8 acre parcel of undeveloped land in Tarrant County, Texas, for $6.3 million. The Company paid $2.3 million in cash and obtained new mortgage financing of $4.0 million. The mortgage bears interest at 12.95% per annum, requires monthly payments of interest only and matures in June 1998.

Further in June 1997, the Company purchased McKinney Corners IV land, a 31.3 acre parcel of undeveloped land in Collin County, Texas, for $2.4 million. The Company paid $400,000 in cash and obtained new mortgage financing of $2.0 million, as an advance under the term loan from the Las Colinas I lender. The McKinney Corners IV land was added as additional collateral on the term loan.

In June 1997, the Company purchased Pantex land, a 182.5 acre parcel of undeveloped land in Collin County, Texas, for $5.4 million. The Company paid $900,000 in cash with the seller providing purchase money financing of the remaining $4.5 million of the purchase price. The financing bears interest at 10.5% per annum, requires semiannual payments of interest only and matures in December 2000.

In July 1997, the Company sold a 3.9 acre tract of Las Colinas I land in Las Colinas, Texas, for $1.6 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net cash proceeds of $1.4 million to paydown the term loan in exchange for the lender's release of its collateral interest in such land. The Company recognized a gain of $771,000 on such sale.

Also in July 1997, the Company purchased Dowdy and McKinney Corners V land, a total of 174.7 acres of undeveloped land in Collin County, Texas, for $2.9 million. The Company obtained new mortgage financing of $3.3 million as an advance under the term loan from the Las Colinas I lender. The Dowdy, McKinney Corners V and McKinney Corners III land were added as additional collateral on the term loan.

Further in July 1997, the Company purchased Perkins land, a 645.4 acre parcel of undeveloped land in Collin County, Texas, for $5.8 million. The Company paid $3.3 million in cash and assumed the existing mortgage of $2.5 million. The mortgage bears interest at 8.5% per annum, requires quarterly payments of interest only and matures in March 2002.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In July 1997, the Company purchased LBJ land, a 10.4 acre parcel of undeveloped land in Dallas County, Texas, for $2.3 million. The Company paid $300,000 in cash and with the seller providing purchase money financing of the remaining $2.0 million of the purchase price. The financing bears interest at 18% per annum, requires quarterly payments of interest only and matures in March 1998.

In September 1997, the Company sold the Mopac Building, a 400,000 square foot office building, in St. Louis, Missouri, for $1.0 million in cash. The Company received net cash of $1.0 million after the payment of various closing costs associated with the sale. In accordance with the provisions of the Las Colinas I term loan, the Company applied $350,000 of the net cash received to paydown the term loan in exchange for the lender's release of its collateral interest in the property. The Company recognized a gain of $481,000 on the sale.

Also in September 1997, the Company sold a 2.6 acre tract of Las Colinas I land in Las Colinas, Texas, for $1.2 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net cash proceeds of $1.0 million to paydown the term loan in exchange for the lender's release of its collateral interest in such land. The Company recognized a gain of $578,000 on the sale.

Further in September 1997, the Company sold three tracts of Valley Ranch land totaling 24.0 acres, for $1.6 million in cash. The net cash proceeds of $1.2 million were deposited into a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to the lender in December 1997, in conjunction with the payoff of the loan. The Company recognized a gain of $567,000 on the sale.

In September 1997, the Company purchased the Collection, a 267,812 square foot retail and commercial center in Denver, Colorado, for $19.5 million. The Company paid $791,000 in cash and assumed existing mortgages totaling $14.7 million, and issued 400,000 shares of the Company's Series F Cumulative Convertible Preferred Stock. See NOTE 13. "PREFERRED STOCK." A first mortgage in the amount of $14.2 million bears interest at 8.64% per annum, requires monthly principal and interest payments of $116,000 and matures in May 2017. A second lien mortgage in the amount of $580,000 bears interest at 7% per annum until April 2001, 7.5% per annum from May 2001 to April 2006, and 8% per annum from May 2006 to May 2010, requires monthly principal and interest payments of $3,000 and matures in May 2010.

In October 1997, the Company contributed its Pioneer Crossing land in Austin, Texas to a limited partnership in exchange for $3.4 million in cash, a 1% managing general partner interest in the partnership, all of the Class B limited partner units in the partnership and the partnership's assumption of the $16.1 million mortgage debt secured by such property. The existing general and limited partners converted their general and limited partner interests into Class A limited partner units in the partnership. The Class A limited partner units have an agreed value of $1.00 per unit and are entitled to a fixed preferred return of 10% per annum, paid quarterly. The Class A units may be converted into a total of 360,000 shares of the Company's Series F Cumulative Convertible Preferred Stock at any time after the first but no later than the sixth anniversary of the closing, on the basis of one share of Series F Preferred Stock for each ten Class A units. See NOTE 13. "PREFERRED STOCK."

Also in October 1997, the Company contributed the Denver Merchandise Mart in Denver, Colorado, to a limited partnership in exchange for $6.0 million in cash, a 1% managing general partner interest in the partnership, all of the Class B limited partner units in the partnership and the partnership's assumption of the $23.0 million in mortgage debt secured by such property. The existing general and limited partners converted their general and limited partner interests into Class A limited partner units in the partnership. The Class A units have an agreed value of $1.00 per unit and are entitled to a fixed preferred return of 10% per annum, paid quarterly. The Class A units may be converted into a total of 529,000 shares of the Company's Series F Cumulative Convertible Preferred Stock at any time after the first but not later than the sixth anniversary of the closing, on the basis of one share of Series F Preferred Stock for each ten Class A units. See NOTE 13. "PREFERRED STOCK."

Further in October 1997, the Company purchased Palm Desert land, a 315.2 acre parcel of undeveloped land in Palm Desert, California, for $11.2 million. The Company paid $3.8 million in cash and assumed the existing mortgage of $7.4 million. The mortgage bears interest at 9% per annum, requires monthly principal and interest payments of $76,000 and matures in February 2002.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In October 1997, the Company purchased Thompson land, a 4.0 acre parcel of undeveloped land in Dallas County, Texas, for $869,000 in cash.

Also in October 1997, the Company purchased Santa Clarita land, a 20.6 acre parcel of undeveloped land, in Santa Clarita, California, for $1.3 million.
The Company obtained new mortgage financing of $1.3 million as an advance under the term loan from the Las Colinas I lender. The Santa Clarita land was added as additional collateral for the term loan.

Further in October 1997, the Company purchased Tomlin land, a 9.2 acre parcel of undeveloped land in Dallas County, Texas, for $1.7 million in cash.

In October 1997, the Company purchased Rasor land, a 378.2 acre parcel of undeveloped land in Plano, Texas, for $14.4 million. The Company paid $5.1 million in cash, obtained new mortgage financing of $3.5 million as an advance under the term loan from the Las Colinas I lender and exchanged the Perkins land, a 645.4 acre parcel of undeveloped land in Collin County, Texas, for the remainder of the purchase price. The Company simultaneously sold an 86.5 acre tract of the Rasor land for $3.8 million in cash, the Company receiving net cash proceeds of $3.5 million after the payment of various closing costs associated with the sale. The Company recognized a gain of $217,000 on the sale of the 86.5 acre tract. The Rasor land was added as additional collateral for the term loan.

Also in October 1997, the Company purchased the Piccadilly Inns, four hotels in Fresno, California, with a total of 697 rooms, for $33.0 million. The Company issued 1.6 million shares of its Series F Cumulative Convertible Preferred Stock for $16.0 million of the purchase price and obtained new mortgage financing of $19.8 million. See NOTE 13. "PREFERRED STOCK." The Company received net financing proceeds of $2.2 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 8.40% per annum, requires monthly principal and interest payments of $158,000 and matures in November 2012.

Further in October 1997, a newly formed partnership, of which the Company is the general partner and Class B limited partner, purchased the Vineyards land, a 15.8 acre parcel of undeveloped land in Tarrant County, Texas, for $4.5 million. The partnership paid $800,000 in cash, assumed the existing mortgage of $2.5 million and issued the seller 1.1 million Class A limited partner units in the partnership as additional consideration. The Class A units have an agreed value of $1.00 per unit and are entitled to a fixed preferred return of 10% per annum, paid quarterly. The Class A units may be exchanged for either shares of the Company's Series G Preferred Stock on or after the second anniversary of the closing at the rate of one share of Series G Preferred Stock for each 100 Class A units exchanged, or on or after the third anniversary of the closing, the Class A units are also exchangeable for shares of the Company's Common Stock. The Class A units are exchangeable for shares of the Company's Common Stock at the rate of $1.00 per unit plus any outstanding preferred return divided by .9 times the simple average of the daily closing price of the Company's Common Stock for the 20 days preceding the date of conversion. The assumed mortgage bears interest at 12.95% per annum requires quarterly payments of interest only and matures in June 1998. See NOTE 13. "PREFERRED STOCK."

In October 1997, the Company purchased Dalho land, a 3.4 acre parcel of undeveloped land in Farmers Branch, Texas, for $300,000 in cash.

Also in October 1997, the Company sold a 11.6 acre tract of Valley Ranch land for $1.2 million in cash. The net cash proceeds of $990,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to the lender in December 1997, in conjunction with the payoff of the loan. The Company recognized a gain of $629,000 on the sale.

In November 1997, the Company sold two tracts of Valley Ranch land, totaling 8 acres, for $577,000 in cash. The net cash proceeds of $451,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to the lender in December 1997 in conjunction with the payoff of the loan. The Company recognized a gain of $216,000 on the sale.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Also in November 1997, the Company purchased Hollywood Casino land, a 51.7 acre parcel of undeveloped land in Farmers Branch, Texas, for $11.1 million. The Company paid $3.6 million in cash and obtained new mortgage financing of $7.5 million. The mortgage bears interest at 9.25% per annum, requires monthly payments of interest only and matures in December 1999.

In December 1997, the Company sold a 5.1 acre tract of the Valley Ranch land, for $430,000 in cash. The net cash proceeds of $353,000, after the payment of various closing costs associated with the sale, were deposited in a certificate of deposit for the benefit of the lender, in accordance with the term loan secured by such land. The certificate of deposit was released to the lender in December 1997 in conjunction with the payoff of the loan. The Company recognized a gain of $203,000 on the sale.

Also in December 1997, the Company purchased Valley Ranch III land, a 12.5 acre parcel of undeveloped land in Irving, Texas, for $2.1 million. The Company paid $527,000 in cash with the seller providing purchase money financing of the remaining $1.6 million of the purchase price. The financing bears interest at 10.0% per annum, requires the payment of principal and interest at maturity, and matures in December 1998.

Further in December 1997, the Company purchased Stagliano land, a 3.2 acre parcel of undeveloped land in Farmers Branch, Texas, for $500,000 in cash.

In December 1997, the Company sold a 32.0 acre tract of Parkfield land in Denver, Colorado, for $1.2 million in cash. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net cash proceeds of $1.1 million to paydown the term loan in exchange for the lender's release of its collateral interest in such land. The Company recognized a gain of $372,000 on the sale.

Also in December 1997, the Company exchanged a 43.0 acre tract of Valley Ranch land for Preston Square, a 35,508 square foot shopping center in Dallas, Texas. In accordance with the provisions of the term loan securing the Valley Ranch land, the Company paid $2.8 million to the lender in exchange for the lender's release of its collateral interest in such land. Simultaneously, the Company obtained new mortgage financing of $2.5 million secured by the shopping center. The mortgage bears interest at 8.2% per annum, requires monthly payments of interest only and matures in December 1999. The Company recognized no gain or loss on the exchange.

Further in December 1997, the Company sold two parcels of Valley Ranch land, totaling 25.1 acres, for $3.3 million. The Company received net cash proceeds of $2.1 million and provided an additional $891,000 in purchase money financing. The purchase money financing bore interest at 10.0% per annum and matured in January 1998. The Company received a $624,000 paydown on the purchase money financing in January with the remainder being deferred until a zoning issue is resolved. In accordance with the provisions of the term loan secured by such parcel, the Company applied the net cash proceeds of $2.1 million to payoff the term loan secured by such parcel, the lender releasing its collateral interest in the remaining Valley Ranch land. The Company recognized a gain of $1.8 million and deferred an additional $267,000 until the zoning issue is resolved.

In December 1997, the Company sold Park Plaza, a 105,507 square foot shopping center in Manitowoc, Wisconsin, for $4.9 million in cash. The Company received net cash of $1.6 million, after the payoff of $3.1 million in existing mortgage debt and the payment of various closing costs associated with the sale. The Company recognized a gain of $105,000 on the sale.

Also in December 1997, the Company sold Pin Oak land, a 567.6 acre parcel of undeveloped land in Houston, Texas, for $11.4 million. The Company received net cash proceeds of $3.5 million and provided an additional $6.9 million of short term purchase money financing that was paid in full in January 1998. On the payoff of the purchase money financing the Company received net cash of $1.5 million after the payoff of $5.2 million in underlying mortgage debt, and the payment of various closing costs associated with the sale. The Company recognized a gain of $3.7 million on the sale.

In November 1991, the Company transferred the Porticos Apartments to Income Opportunity Realty Investors, Inc. ("IORI"), an equity investee, in satisfaction, at the time, of the Company's $3.6 million obligation to IORI. The Company recorded a deferred gain of $3.0 million on the transfer. In June 1997, IORI sold the property, and accordingly the Company recognized such previously deferred gain. See NOTE 6. INVESTMENTS IN EQUITY INVESTEES."

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In 1991, the Company purchased all of the capital stock of a corporation which owned 198 developed residential lots in Fort Worth, Texas. Through December 31, 1996, 188 of the residential lots had been sold. During 1997, 9 additional lots were sold for an aggregate gain of $17,000. At December 31, 1997, one lot remained to be sold.

In 1996, the Company sold a total of 39.1 acres of land in Las Colinas, Texas in four separate transactions for a total of $6.8 million. The Company applied the $6.5 million net cash proceeds to paydown the term loans secured by such land. The Company recognized gains totaling $3.7 million from such sales.

In 1996, the Company purchased a single family residence, a hotel and a total of 1,368.5 acres of land for a total of $57.5 million. In connection with these acquisitions, the Company obtained new or seller financing totaling $41.3 million. The mortgages bear interest at rates ranging from 9% to 15% per annum, required monthly payments of principal and interest totaling $491,479 and matured from June 1998 to December 1999.

NOTE 5.  ALLOWANCE FOR ESTIMATED LOSSES

Activity in the allowance for estimated losses was as follows:

                                             1997           1996            1995
                                          ---------      ---------       ---------
Balance January 1, . . . . . . . . . . .  $   3,926      $   7,254       $   8,201
Amounts charged off. . . . . . . . . . .     (1,528)            -             (947)
Writedown of propert . . . . . . . . . .         -            (3,328)           -
                                          ---------      ----------      ---------

Balance December 31, . . . . . . . . . .  $   2,398      $    3,926      $   7,254
                                          =========      ==========      =========

NOTE 6.  INVESTMENTS IN EQUITY INVESTEES

The Company's investment in equity investees at December 31, 1997, includes (i) equity securities of three publicly traded real estate investment trusts, Continental Mortgage and Equity Trust ("CMET"), IORI and Transcontinental Realty Investors, Inc. ("TCI") (collectively the "REITs"), (ii) units of limited partner interest of NRLP, (iii) a general partner interest in NRLP and NOLP, the operating partnership of NRLP, through its 96% limited partner interest in SAMLP and (iv) interests in real estate joint venture partnerships. Gene E. Phillips, the Chairman of the Board and a Director of the Company until November 16, 1992, is a general partner of SAMLP, the general partner of NRLP and NOLP and was a director and Chief Executive Officer of SAMI until May 15, 1996. Randall M. Paulson, an Executive Vice President of the Company, serves as the sole director of SAMI and as President of the REITs, SAMI and Basic Capital Management, Inc. ("BCM"), the Company's advisor. In addition, BCM serves as advisor to the REITs, and performs certain administrative and management functions for NRLP and NOLP on behalf of SAMLP.

The Company accounts for its investment in the REITs, NRLP and the joint venture partnerships using the equity method as more fully described in NOTE 1. "SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Investments in equity investees." The Company continues to account for its investment in NRLP under the equity method due to the pending resignation of SAMLP as general partner of NRLP. See
NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

Substantially all of the Company's equity securities of the REITs and NRLP are pledged as collateral for borrowings. See NOTE 10. "MARGIN BORROWINGS."

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The Company's investment in entity investees accounted for using the equity method, at December 31, 1997 was as follows:

                                                                         Equivalent
                      Percentage                Carrying                  Investee
                   of the Company's             Value of                 Book Value               Market Value
                     Ownership at             Investment at                  at                 of Investment at
   Investee        December 31, 1997        December 31, 1997         December 31, 1997        December 31, 1997
---------------    -----------------        -----------------         -----------------        -----------------
NRLP                      54.4%                  $   11,479               $      *                 $  83,018
CMET                      40.6                       14,939                 35,745                    25,733
IORI                      29.7                        3,511                  7,439                     5,176
TCI                       30.6                        8,378                 26,652                    20,664
                                                 ----------                                        ---------
                                                     38,307                                        $ 134,591
                                                                                                   =========
General partner
  interest in NRLP and NOLP                           6,230
Other                                                 1,314
                                                 ----------
                                                 $   45,851
                                                 ==========

-------------------

* At December 31, 1997, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $198.9 million. Revaluation equity is defined as the difference between the estimated current value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1997.

The Company's investment in entity investees accounted for using the equity method, at December 31, 1996 was as follows:

                                                                         Equivalent
                      Percentage                Carrying                  Investee
                   of the Company's             Value of                 Book Value               Market Value
                     Ownership at             Investment at                  at                 of Investment at
   Investee        December 31, 1997        December 31, 1997         December 31, 1997        December 31, 1997
---------------    -----------------        -----------------         -----------------        -----------------
NRLP                      54.4%                  $  14,421                $    -  *                $ 44,997
CMET                      40.6                      14,141                  32,148                   18,789
IORI                      29.6                       2,719                   6,625                    4,838
TCI                       30.5                       6,318                  24,204                   13,131
                                                 ---------                                         --------
                                                    37,599                                         $ 81,755
                                                                                                   ========
General partner
   interest in NRLP and NOLP                         6,607
Other                                               (2,234)
                                                 ---------
                                                 $  41,972
                                                 =========

--------------------

* At December 31, 1996, NRLP reported a deficit partners' capital. The Company's share of NRLP's revaluation equity, however, was $188.5 million. Revaluation equity is defined as the difference between the appraised value of the partnership's real estate, adjusted to reflect the partnership's estimate of disposition costs, and the amount of the mortgage notes payable and accrued interest encumbering such property as reported in NRLP's Annual Report on Form 10-K for the year ended December 31, 1996.

The Company's management continues to believe that the market value of each of the REITs and NRLP undervalues their assets and the Company has, therefore, continued to increase its ownership in these entities in 1997, as its liquidity has permitted.

In April 1996, the Company purchased a 28% general partner interest in Campbell Center Associates, Ltd. ("Campbell, Ltd."), which in turn has a 56.25% interest in Campbell Centre Joint Venture, which owns a 413,175 square foot office building in

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Dallas, Texas. The purchase price of the general partner interest was $550,000 in cash and a $500,000 note, which bears interest at 8% per annum, requires monthly payments of interest only and matures April 2000. In January 1997, the Company exercised its option to purchase an additional 28% general partner interest in Campbell, Ltd. The purchase price was $300,000 in cash and a $750,000 note, which bears interest at 8% per annum, requires monthly payments of interest only and matures in April 2000. In July 1997, the Company purchased an additional 9% general partner interest in Campbell, Ltd. for $868,000 in cash.

In June 1996, a newly formed limited partnership, of which the Company is the general partner, purchased 580 acres of undeveloped land in Collin County, Texas for $5.7 million in cash. The Company contributed $100,000 in cash to the partnership with the remaining $5.6 million being contributed by the limited partner. The partnership agreement designates the Company as the managing general partner. In September 1996, the partnership obtained financing of $2.8 million secured by the 580 acres of land and personal guarantee of the limited partner. The Partnership agreement also provides that the limited partner receive a 12% preferred cumulative return on his investment before any sharing of partnership profits occurs. In April 1997, the partnership sold a
35.0 acre tract for $1.3 million in cash. The net sales proceeds of $1.2 million were distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of $884,000 on the sale. In July 1997, the Partnership sold a 24.6 acre tract for $800,000 in cash. In accordance with the terms of the term loan secured by such property, $197,000 of the net sales proceeds were used to paydown such term loan. The remaining $545,000 was distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of $497,000 on the sale. In September 1997, the partnership sold a 77.2 acre tract for $1.5 million in cash. In accordance with the terms of the term loan secured by such property, the net sales proceeds were used to paydown such term loan. The partnership recognized a gain of $704,000 on the sale. In October 1997, the partnership sold a 96.5 acre tract for $1.7 million in cash. In accordance with the terms of the term loan secured by such property, $548,000 of the net sales proceeds were used to paydown such term loan and the remaining $1.1 million being distributed to the limited partner in accordance with the partnership agreement. The partnership recognized a gain of $691,000 on the sale. In December 1997, the partnership sold a 94.4 acre tract for $2.5 million in cash. Of the net sales proceeds, $1.8 million was distributed to the limited partner and $572,000 was distributed to the Company as general partner in accordance with the partnership agreement. The partnership recognized a gain of $1.4 million on the sale. In January 1998, the partnership sold a 155.4 acre tract for $2.9 million. The partnership received $721,000 in cash and provided purchase money financing of an additional $2.2 million. Of the net sales proceeds, $300,000 was distributed to the limited partner and $300,000 was distributed to the Company as general partner in accordance with the partnership agreement. The purchase money financing bears interest at 12% per annum, requires monthly payments of interest only and matures in July 1998. The partnership recognized a gain of $1.2 million on the sale.

In September 1997, a newly formed limited partnership, of which the Company is a 1% general partner and 21.5% limited partner, purchased a 422.4 acre parcel of undeveloped land in Denton County, Texas, for $16.0 million in cash. The Company contributed $3.6 million in cash to the partnership with the remaining $12.4 million being contributed by the other limited partners. The partnership agreement designates the Company as the managing general partner. In September 1997, the partnership obtained financing of $6.5 million secured by the 422.4 acres of land. The mortgage bears interest at 10% per annum, requires quarterly payments of interest only and matures in September 2001. The net financing proceeds were distributed to the partners, the Company receiving $2.9 million of its initial investment. The partnership agreement also provides that the limited partners receive a 12% preferred cumulative return on their investment before any sharing of partnership profits occurs. One of the limited partners in the partnership is also a limited partner in a partnership that owns approximately 15.6% of the Company's outstanding shares of Common Stock. See NOTE 11. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

In January 1992, the Company entered into a partnership agreement with an entity affiliated with a limited partner in a partnership that owns approximately 15.6% of the Company's outstanding shares of Common Stock, that acquired 287 developed residential lots adjacent to the Company's other residential lots in Fort Worth, Texas. The partnership agreement designates the Company as managing general partner. The partnership agreement also provides each of the partners with a guaranteed 10% return on their respective investments. Through December 31, 1996, 197 of the residential lots had been sold. During 1997, an additional 17 lots were sold with 73 lots remaining to be sold at December 31, 1997. During 1997, each partner received $21,000 in return of capital distributions and $12,000 in profit distributions.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Set forth below are summary financial data for equity investees owned over 50%:

                                                     1997            1996
                                                  ----------      ----------
  Property and notes receivable, net  . . . . .   $ 236,367       $ 240,552
  Other assets  . . . . . . . . . . . . . . . .      43,213          59,409
  Notes payable   . . . . . . . . . . . . . . .    (339,102)       (352,441)
  Other liabilities   . . . . . . . . . . . . .     (17,311)        (19,294)
                                                  ---------
  Equity  . . . . . . . . . . . . . . . . . . .   $ (76,833)      $ (71,774)
                                                  =========       ==========

                                                     1997            1996            1995
                                                  ----------      ----------      ----------
  Revenues  . . . . . . . . . . . . . . . . . .   $ 124,521       $ 124,044       $ 110,892
  Depreciation  . . . . . . . . . . . . . . . .     (10,418)        (11,148)        (10,268)
  Interest  . . . . . . . . . . . . . . . . . .     (34,481)        (34,640)        (34,956)
  Operating expenses  . . . . . . . . . . . . .     (79,463)        (78,043)        (69,572)
                                                                  ---------       ---------

  Income (loss) before gains on sale of real
     estate and extraordinary gains . . . . . .         159             213          (3,904)

  Gains on sale of real estate  . . . . . . . .       8,356              61           7,701
                                                  ---------       ---------       ---------
  Net income  . . . . . . . . . . . . . . . . .   $   8,515       $     274       $   3,797
                                                  =========       =========       =========

The difference between the carrying value of the Company's investment and the equivalent investee book value is being amortized over the life of the properties held by each investee.

The Company's equity share of:

  Income (loss) before gains on sale of
     real estate  . . . . . . . . . . . . . . .   $     817       $     270       $  (1,767)
  Gains on sale of real estate  . . . . . . . .       3,022             -             1,884
                                                  ---------       ---------       ---------
  Net income  . . . . . . . . . . . . . . . . .   $   3,839       $     270       $     117
                                                  =========       =========       =========

Set forth below are summary financial data for equity investees owned less than 50%:


                                                     1997            1996
                                                  ----------      ----------
  Property and notes receivable, net  . . . . .   $ 631,825       $ 501,097
  Other assets  . . . . . . . . . . . . . . . .      80,789          57,877
  Notes payable   . . . . . . . . . . . . . . .    (483,064)       (358,203)
  Other liabilities   . . . . . . . . . . . . .     (28,326)        (19,849)
                                                  ---------       ---------
  Equity  . . . . . . . . . . . . . . . . . . .   $ 201,224       $ 180,922
                                                                  =========


                                                     1997            1996            1995
                                                  ----------      ----------      ----------
  Revenues  . . . . . . . . . . . . . . . . . .   $ 129,531       $ 101,246       $  94,730
  Depreciation  . . . . . . . . . . . . . . . .     (17,429)        (14,408)        (13,950)
  Provision for losses  . . . . . . . . . . . .      (1,337)            844            (541)
  Interest  . . . . . . . . . . . . . . . . . .     (38,537)        (30,401)        (28,102)
  Operating expenses  . . . . . . . . . . . . .     (85,387)        (69,698)        (65,471)
                                                  ---------       ---------       ---------
  (Loss) before gains on sale of real estate and
     extraordinary gains  . . . . . . . . . . .     (13,159)        (12,417)        (13,334)
  Gains on sale of real estate  . . . . . . . .      34,297          11,701           5,822
  Extraordinary gains   . . . . . . . . . . . .         -             1,068           1,437
                                                  ---------       ---------       ---------
  Net income (loss)   . . . . . . . . . . . . .   $  21,138       $     352       $  (6,075)
                                                  =========       =========       =========

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The Company's equity share of:

                                                     1997            1996            1995
                                                  ----------      ----------      ----------
  (Loss) before gains on sale of real estate and
     extraordinary gains  . . . . . . . . . . .   $  (3,703)      $  (2,911)      $  (3,356)
  Gains on sale of real estate  . . . . . . . .       4,645           2,463
  Extraordinary gains   . . . . . . . . . . . .      10,524             381             783
                                                  ---------       ---------       ---------
  Net income (loss)   . . . . . . . . . . . . .   $   6,821       $   2,115       $    (110)
                                                  =========       =========       =========

The Company's cash flow from the REITs and NRLP is dependent on the ability of each of the entities to make distributions. CMET and IORI have been making quarterly distributions since the first quarter of 1993, NRLP since the fourth quarter of 1993 and TCI since the fourth quarter of 1995. In 1997, the Company received distributions totaling $1.4 million from the REITs and $1.4 million from NRLP and accrued an additional $6.7 million in NRLP and TCI distributions that were not received until January 1998. In 1996, the Company received total distributions from the REITs of $2.1 million and $6.9 million from NRLP. At December 31, 1995, the Company accrued $3.3 million in NRLP distributions which were received January 2, 1996.

The Company's investments in the REITs and NRLP were initially acquired in 1989. In 1997, the Company purchased an additional $172,000 of equity securities of the REITs and NRLP.

NOTE 7.   ACQUISITION OF PIZZA WORLD SUPREME, INC.

In April 1996, a newly formed subsidiary of the Company purchased, for $10.7 million in cash, 80% of the common stock of Pizza World Supreme, Inc. ("PWSI"), which in turn had acquired 26 operating pizza parlors in various communities in California's San Joaquin Valley. Concurrent with the purchase, the Company granted to an individual an option to purchase 36.25% of the Company's subsidiary at any time for the Company's net investment in such subsidiary. Additionally, the Company held negotiations with underwriters to take such subsidiary public. The Company believed that such option would be exercised and further, that the subsidiary would become publicly held approximately one year from its date of acquisition. Accordingly, the Company believed its control of such subsidiary was temporary and therefore accounted for such subsidiary under the equity method through April 1997. In May 1997, the Company acquired the remaining 20% of PWSI for $5.0 million and discontinued equity accounting. The sellers provided purchase money financing in the form of two $2.5 million term loans. The term loans bear interest at 8% per annum, require quarterly payments of interest only and mature in May 2007.

NOTE 8.   MARKETABLE EQUITY SECURITIES - TRADING PORTFOLIO

In 1994, the Company began purchasing equity securities of entities other than those of the REITs and NRLP to diversify and increase the liquidity of its margin accounts. In 1997, the Company purchased $15.1 million and sold $10.6 million of such securities. These equity securities are considered a trading portfolio and are carried at market value. At December 31, 1997, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $850,000. In 1997, the Company realized a net gain of $154,000 from the sale of trading portfolio securities and received $107,000 in dividends. At December 31, 1996, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $486,000. In 1996, the Company realized a net gain of $29,000 from the sale of trading portfolio securities and received $163,000 in dividends. At December 31, 1995, the Company recognized an unrealized decline in the market value of the equity securities in its trading portfolio of $998,000. In 1995, the Company realized a net gain of $349,000 from the sale of trading portfolio securities and received $852,000 in dividends and $238,000 in return of capital distributions on such securities. Unrealized and realized gains and losses in the trading portfolio are included in other income in the accompanying Consolidated Statements of Operations.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 9.   NOTES AND INTEREST PAYABLE

Notes and interest payable consisted of the following:



                                                                1997                         1996
                                                       --------------------       -----------------------
                                                       Estimated                  Estimated
                                                         Fair        Book            Fair            Book
                                                         Value       Value          Value            Value
                                                       -------       -------      ---------        --------
Notes payable
   Mortgage loans   . . . . . . . . . . . . . . . . .   $84,050      $96,654       $ 40,680         $68,385
   Borrowings from financial institutions   . . . . .   170,491      153,369         78,812          48,929
   Notes payable to affiliates  . . . . . . . . . . .     7,342        4,570          1,658           4,176
                                                       --------      -------       --------         -------
                                                       $261,883      254,593       $121,150         121,490
                                                       ========                    ========
   Interest payable (including $4,836 in 1997
     and $4,798 in 1996 to affiliates)  . . . . . . .     7,393                       6,373
                                                       --------                    --------
                                                       $261,986                    $127,863
                                                       ========                    ========

Scheduled principal payments on notes payable are due as follows:

   1998   . . . . . . . . . . . . . . . . . . . . . .         $       89,049
   1999   . . . . . . . . . . . . . . . . . . . . . .                 28,400
   2000   . . . . . . . . . . . . . . . . . . . . . .                 17,771
   2001   . . . . . . . . . . . . . . . . . . . . . .                 29,564
   2002   . . . . . . . . . . . . . . . . . . . . . .                  8,083
   Thereafter   . . . . . . . . . . . . . . . . . . .                 81,726
                                                               -------------
                                                               $     254,593
                                                               =============

Stated interest rates on notes payable ranged from 6.0% to 15% at December 31, 1997, and mature in varying installments between 1998 and 2007. At December 31, 1997, notes payable were collateralized by mortgage notes receivable with a net carrying value of $22.7 million and by deeds of trust on real estate with a net carrying value of $302.3 million. Excluded from interest expense in the accompanying Consolidated Statement of Operations is capitalized interest of $68,000 in 1997.

In May 1997, the Company financed a previously unencumbered 10.6 acre tract of BP Las Colinas land for $3.1 million. The mortgage bears interest at 9.5% per annum, requires monthly payments of interest only and matures in December 1999.

In May 1997, the Company obtained a second lien mortgage of $3.0 million secured by the Pin Oak land. The mortgage bears interest at 12.5% per annum compounded monthly, and matures in February 1999. In January 1998, the Palm Dessert land was substituted for the Pin Oak land as collateral for the loan. See NOTE 11. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

In June 1997, the Company obtained a second lien mortgage of $3.0 million secured by the Lewisville land. The mortgage bears interest at 12.5% per annum, compounded monthly and matures in February 1999. See NOTE 11. "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

In June 1997, the Company refinanced the Valwood land for $15.8 million. The mortgage bears interest at the prime rate plus 4.5%, currently 13% per annum, requires monthly payments of interest only and matures in June 1998. The Company received net cash of $4.9 million, after the payoff of $6.2 million in existing mortgage debt secured by the property, an additional $3.0 million being applied to payoff the Jeffries land loan and $1.4 million being applied to paydown the Las Colinas I land term loan.

In July 1997, the Company obtained a third lien mortgage of $2.0 million secured by the Pin Oak land. The mortgage bore interest at 12.5% per annum, compounded monthly and matured in February 1998. The mortgage was paid in full in January 1998. See NOTE 11. "CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS."

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

 In September 1997, the Company refinanced the Las Colinas I land Double O tract for $7.3 million. The Company received net refinancing proceeds of $2.1 million, after the payoff of $5.0 million in existing mortgage debt. The mortgage bears interest at the prime rate plus 4.5%, currently 13% per annum, requires monthly payments of interest only and matures in October 1998.

In October 1997, the Company refinanced the Oaktree Village Shopping Center for $1.5 million. The Company received no net refinancing proceeds after the payoff of $1.4 million in existing mortgage debt and the payment of various closing costs associated with the financing. The note bears interest of 8.48% per annum, requires monthly payments of principal and interest of $13,000 and matures in November 2007.

Also in October 1997, the Company refinanced the Denver Merchandise Mart for $25.0 million. The Company received net refinancing proceeds of $10.2 million, after the payoff of $14.8 million in existing mortgage debt and the payment of various closing costs associated with the financing. The note bears interest at 8.3% per annum, requires monthly payments of principal and interest and matures in October 2012.

In November 1997, the Company obtained mortgage financing of $5.4 million secured by 33.9 acres of previously unencumbered Valwood land, Lacy Longhorn land, Thompson land, and Tomlin land. The Company received net financing proceeds of $4.8 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 13.5% per annum, requires monthly payments of interest only and matures in November 1998.

In December 1997, the Company refinanced the Inn at the Mart in Denver, Colorado, for $4.0 million. The Company received net refinancing proceeds of $1.4 million, after the payoff of $2.0 million in existing mortgage debt. The mortgage bears interest at 7.85% per annum, requires monthly payments of principal and interest of $35,000 and matures in January 2013.

In 1996, the Company purchased a single family residence, a hotel and a total of 1,368.5 acres of land for a total of $57.5 million. In connection with these acquisitions, the Company obtained new or seller financing totaling $41.3 million. The mortgages bear interest at rates ranging from 9% to 15% per annum, require monthly payments of principal and interest totaling $491,479 and mature from June 1998 to December 1999.

Also in 1996, the Company refinanced the mortgage debt secured by a wraparound mortgage note receivable, the Denver Merchandise Mart and an office building and obtained mortgage financing for two previously unencumbered hotels, in the total amount of $39.8 million. The Company received net cash of $23.0 million after the payoff of $10.4 million in existing mortgage debt and the payment of various costs associated with the financings. The mortgages bore interest rates from 9.5% to 16.5% per annum, required monthly payments of principal and interest totaling $404,500 and matured October 1997 to September 2001.

Notes payable to affiliates at December 31, 1997 and 1996 include a $4.2 million note due to NRLP as payment for SAMLP's general partner interest in NRLP. The note bears interest at 10% per annum compounded semi-annually and is due at the earlier of September 2007, the liquidation of NRLP or the withdrawal of SAMLP as general partner of NRLP. See NOTE 2. "SYNTEK ASSET MANAGEMENT, L.P."

NOTE 10.  MARGIN BORROWINGS

The Company has margin arrangements with various brokerage firms which provide for borrowings of up to 50% of the market value of the Company's marketable equity securities. The borrowings under such margin arrangements are secured by equity securities of the REITs, NRLP and the Company's trading portfolio and bear interest rates ranging from 7.0% to 11.0%. Margin borrowings were $53.3 million at December 31, 1997, and $40.0 million at December 31, 1996, 39.7% and 34.5%, respectively, of the market values of such equity securities at such dates.

In August 1996, the Company consolidated its existing NRLP margin debt held by
various brokerage firms into a single loan of $20.3 million.   In July 1997,
the lender advanced an additional $3.7 million, increasing the loan balance to $24.0 million. The loan is secured by the Company's NRLP units with a market value of at least 50% of the principal balance of the loan. As of December 31, 1997, 3,349,169 NRLP units with a market value of $80.8 million were pledged as security for such loan.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 11.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 1996, the Company obtained a $2.0 million loan from a financial institution secured by a pledge of equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM, with a market value at the time of $4.0 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan. The loan was paid in full by the proceeds of a new $4.0 million loan from another financial institution secured by a pledge of equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM with a market value at the time of $10.4 million. The Company received $2.0 million in net cash after the payoff of the $2.0 million loan.

In September 1996, the August 1996 lender made a second $2.0 million loan. The second loan is also secured by a pledge of equity securities of the REITs owned by the Company and Common Stock of the Company owned by BCM with a market value of $9.1 million. The Company received $2.0 million in net cash after the payment of closing costs associated with the loan. The loan matures in July 1998.

In January 1998, the December 1997 lender made a second $2.0 million loan. This loan is secured by a pledge of Common Stock in the Company owned by BCM with a market value at the time of $4.7 million. The Company received $2.0 million in net cash.

In May, June and July 1997, the Company obtained a total of $8.0 million in mortgage loans from entities and trusts affiliated with the limited partner in a partnership that owns approximately 15.6% of the Company's outstanding shares of Common Stock. See NOTE 9. "NOTES AND INTEREST PAYABLE." In January 1998, one of the loans in the amount of $2.0 million was paid in full. In September 1997, the limited partner also became a 22.5% limited partner in a newly formed limited partnership of which the Company is a 1% general partner and a 21.5% limited partner. See NOTE 6. "INVESTMENTS IN EQUITY INVESTEES," NOTE 3. "NOTES AND INTEREST PAYABLE" and NOTE 4. "REAL ESTATE."

NOTE 12.     DIVIDENDS

In June 1996, the Company's Board of Directors resumed the payment of dividends on the Company's Common Stock. The Company paid common dividends totaling $2.0 million or $.20 per share in 1997 and dividends totaling $1.5 million or $.15 per share in 1996. The Company reported to the Internal Revenue Service that 100% of the dividends paid in 1997 represented ordinary income and 100% of the dividends paid in 1996 represented a return of capital.

NOTE 13.     PREFERRED STOCK

The Company's Series B 10% Cumulative Convertible Preferred Stock consists of a maximum of 4,000 shares with a par value of $2.00 per share and a liquidation preference of $100.00 per share. Dividends are payable at the rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors. The Series B Preferred Stock is convertible between May 8, 1998 and June 8, 1998, into Common Stock of the Company at 90% of the average closing price of the Company's Common Stock on the prior 30 trading days. At December 31, 1997, 4,000 shares of Series B Preferred Stock were issued and outstanding.

The Company's Series C 10% Cumulative Convertible Preferred Stock consists of a maximum of 16,681 shares with a par value of $2.00 per share and a liquidation preference of $100.00 per share. Dividends are payable at the rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors. The Series C Preferred Stock is convertible between November 25, 1998 and February 23, 1999, into Common Stock of the Company at 90% of the average closing price of the Company's Common Stock on the prior 30 trading days. At December 31, 1997, 16,681 shares of Series C Preferred Stock were issued and outstanding.

The Company's Series D 9.50% Cumulative Preferred Stock consists of a maximum of 91,000 shares with a par value of $2.00 per share and a liquidation preference of $20.00 per share. Dividends are payable at the rate of $1.90 per year of $.475 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors. The Class A limited partner units of Ocean Beach Partners, L.P. may be exchanged for Series D Preferred Stock at the rate of 20 Class A units for each share of Series D Preferred Stock. No more than one-third of the Class

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A units held may be exchanged prior to May 31, 2001. Between June 1, 2001 and May 31, 2006 all unexchanged Class A units are exchangeable. At December 31, 1997, none of the Series D Preferred Stock was issued.

The Company's Series E 10% Cumulative Convertible Preferred Stock consists of a maximum of 80,000 shares with a par value of $2.00 per share and a liquidation preference of $100.00 per share. Dividends are payable at the rate of 10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors for periods prior to November 4, 1999 and $11.00 per year, $2.75 per quarter thereafter. The Series E Preferred Stock is reserved for the conversion of the Class A limited partner units of Valley Ranch, L.P. Such Class A units may be exchanged for Series E Preferred Stock at the rate of 100 Class A units for each share of Series E Preferred Stock. Beginning November 4, 1998, the Series E Preferred Stock may be converted into Common Stock of the Company at 80% of the average closing price of the Company's Common Stock on the prior 20 trading days. Up to 37.50% of the Series E Preferred Stock may be converted between November 4, 1998 and November 3, 1999. Between November 4, 1999 and November 3, 2001 an additional 12.50% of the original Series E Preferred Stock may be converted, and the remainder may be converted on or after November 4, 2001. At December 31, 1997, none of the Series E Preferred Stock was issued.

The Company's Series F 10% Cumulative Convertible Preferred Stock consists of a maximum of 7,500,000 shares with a par value of $2.00 per share and a liquidation preference of $10.00 per share. Dividends are payable at the rate of $1.00 per year or $.25 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors accruing cumulatively from August 16, 1998 and commencing on October 15, 1998. The Series F Preferred Stock may be converted, after August 15, 2003, into Common Stock of the Company at 90% of the market value of the Company's Common Stock for the 20 trading days prior to conversion. At December 31, 1997, 2,000,000 shares of Series F Preferred Stock were issued and outstanding.

The Company's Series G 10% Cumulative Convertible Preferred Stock consists of a maximum of 11,000 shares with a par value of $2.00 per share, and a liquidation preference of $100.00 per share. Dividends are payable at the rate of $10.00 per year or $2.50 per quarter to stockholders of record on the 15th day of each March, June, September and December when and as declared by the Company's Board of Directors. The Series G Preferred Stock is reserved for the conversion of the Class A limited partner units of Grapevine American, L.P. The Class A units may be exchanged for Series G Preferred Stock at the rate of 100 Class A units for each share of Series G Preferred Stock, on or after October 6, 1999. The Series G Preferred Stock may be converted, after October 6, 2000, into Common Stock of the Company at 90% of the market value of the Company's Common Stock for the twenty trading days prior to conversion. At December 31, 1997, none of the Series G Preferred Stock was issued.

NOTE 14.  ADVISORY AGREEMENT

Although the Company's Board of Directors is directly responsible for managing the affairs of the Company and for setting the policies which guide it, the day-to-day operations of the Company are performed by BCM, a contractual advisor under the supervision of the Company's Board of Directors. The duties of the advisor include, among other things, locating, investigating, evaluating and recommending real estate and mortgage loan investment and sales opportunities as well as financing and refinancing sources for the Company.
BCM as advisor also serves as a consultant in connection with the Company's business plan and investment policy decisions made by the Company's Board of Directors.

BCM has been providing advisory services to the Company since February 6, 1989. BCM is a company owned by a trust for the benefit of the children of Gene E. Phillips. Mr. Phillips served as Chairman of the Board and as a Director of the Company until November 16, 1992. Mr. Phillips also served as a director of BCM until December 22, 1989, and as Chief Executive Officer of BCM until September 1, 1992. Mr. Phillips serves as a representative of the trust for the benefit of his children that owns BCM and, in such capacity, has substantial contact with the management of BCM and input with respect to BCM's performance of advisory services to the Company. Ryan T. Phillips, a Director of the Company until June 6, 1996, is a director of BCM and a trustee of the trust that owns BCM. Karl L. Blaha, President and Director of the Company serves as Executive Vice President - Commercial Asset Management of BCM. Oscar
W. Cashwell, a Director of the Company, served as Executive Vice President of BCM until January 10, 1997.

The Advisory Agreement provides that BCM shall receive base compensation at the rate of 0.125% per month (1.5% on an annualized basis) of the Company's Average Invested Assets. On October 23, 1991, based on the recommendation of BCM, the

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Company's advisor, the Company's Board of Directors approved a reduction in BCM's base advisory fee by 50% effective October 1, 1991. This reduction remains in effect until the Company's earnings for the four preceding quarters equals or exceeds $.50 per share.

In addition to base compensation, the Advisory Agreement provides that BCM, or an affiliate of BCM, receive an acquisition fee for locating, leasing or purchasing real estate for the Company; a disposition fee for the sale of each equity investment in real estate; a loan arrangement fee; an incentive fee equal to 10% of net income for the year in excess of a 10% return on stockholders' equity, and 10% of the excess of net capital gains over net capital losses, if any; and a mortgage placement fee, on mortgage loans originated or purchased.

The Advisory Agreement further provides that BCM shall bear the cost of certain expenses of its employees not directly identifiable to the Company's assets, liabilities, operations, business or financial affairs; and miscellaneous administrative expenses relating to the performance by BCM of its duties under the Advisory Agreement.

If and to the extent that the Company shall request BCM, or any director, officer, partner or employee of BCM, to render services to the Company other than those required to be rendered by BCM under the Advisory Agreement, such additional services, if performed, will be compensated separately on terms agreed upon between such party and the Company from time to time. The Company has requested that BCM perform loan administration functions, and the Company and BCM have entered into a separate agreement, as described below.

The Advisory Agreement automatically renews from year to year unless terminated in accordance with its terms. The Company's management believes that the terms of the Advisory Agreement are at least as fair as could be obtained from unaffiliated third parties.

Since October 4, 1989, BCM has acted as loan administration/servicing agent for the Company, under an agreement terminable by either party upon thirty days' notice, under which BCM services the Company's mortgage notes and receives as compensation a monthly fee of .125% of the month-end outstanding principal balances of the mortgage notes serviced.

NOTE 15.  PROPERTY MANAGEMENT

Since February 1, 1990, affiliates of BCM have provided property management services to the Company. Currently, Carmel Realty Services, Ltd. ("Carmel, Ltd.") provides property management services for a fee of 5% or less of the monthly gross rents collected on the properties under its management. Carmel, Ltd. subcontracts with other entities for the property-level management services to the Company at various rates. The general partner of Carmel, Ltd. is BCM. The limited partners of Carmel, Ltd. are (i) First Equity Properties, Inc. ("First Equity"), which is 50% owned by BCM, (ii) Gene E. Phillips and
(iii) a trust for the benefit of the children of Mr. Phillips. Carmel, Ltd. subcontracts the property-level management of the Company's hotels, shopping centers, its office building and the Denver Merchandise Mart to Carmel Realty, Inc. ("Carmel Realty"), which is a company owned by First Equity. Carmel Realty is entitled to receive property and construction management fees and leasing commissions in accordance with the terms of its property- level management agreement with Carmel, Ltd.

NOTE 16.  ADVISORY FEES, PROPERTY MANAGEMENT FEES, ETC.

Fees and cost reimbursements to BCM and its affiliates were as follows:

                                                                1997           1996         1995
                                                             ----------    -----------  -----------
   Fees
     Advisory and mortgage servicing  . . . . . . . . . .    $   2,657     $   1,539      $   1,195
     Loan arrangement   . . . . . . . . . . . . . . . . .          592           806             95
   Brokerage commissions  . . . . . . . . . . . . . . . .        7,586         1,889            905
   Property and construction management and leasing
     commissions*   . . . . . . . . . . . . . . . . . . .          865           892          1,200
                                                             ---------     ---------      ---------
                                                             $  11,700     $   5,126      $   3,395
                                                             =========     =========      =========

     Cost reimbursements  . . . . . . . . . . . . . . . .    $   1,809     $     691      $     516
                                                             =========     =========      =========

______________________
* Net of property management fees paid to subcontractors, other than Carmel Realty.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


NOTE 17.   INDUSTRY SEGMENTS

                                                                Real           Pizza
 1997                                                          Estate         Parlor        Total
------                                                      ------------   ------------  ----------
   Revenues . . . . . . . . . . . . . . . . . . . . . . .    $ 29,075      $  17,926      $  47,001
   Income (loss) before income taxes  . . . . . . . . . .      (4,007)         1,579         (2,428)
   Identifiable assets  . . . . . . . . . . . . . . . . .     410,000         23,799        433,799
   Depreciation and amortization  . . . . . . . . . . . .       2,652            686          3,338
   Capital expenditures . . . . . . . . . . . . . . . . .      10,993          6,693         17,686

NOTE 18.   INCOME TAXES

Financial statement income varies from taxable income, principally due to the accounting for income and losses of investees, gains and losses from asset sales, depreciation on owned properties, amortization of discounts on notes receivable and payable and the difference in the allowance for estimated losses. At December 31, 1997, the Company had a tax net operating loss carryforwards of $21.0 million expiring through 2011.

At December 31, 1997, the Company has a deferred tax benefit of $8.0 million due to tax deductions available to it in future years. However, due to, among other factors, the Company's inconsistent earnings history, the Company was unable to conclude that the future realization of such deferred tax benefit, which requires the generation of taxable income, was more likely than not. Accordingly, a valuation allowance for the entire amount of the deferred tax benefit has been recorded.

The components of tax expense are as follows:


                                                                1997           1996         1995
                                                             ----------    -----------  -----------
   Income tax provision
       Current  . . . . . . . . . . . . . . . . . . . . .    $     -       $      -       $        2
                                                             =========     ==========     ==========

NOTE 19.   EXTRAORDINARY GAIN

In 1996, the Company recognized an extraordinary gain of $381,000 representing its equity share of TCI's extraordinary gain from the early payoff of debt and CMET's extraordinary gain from an insurance settlement.

In 1995, the Company recognized an extraordinary gain of $783,000 representing its equity share of TCI's extraordinary gain from early payoff of debt.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 20.   RENTS UNDER OPERATING LEASES

The Company's operations include the leasing of an office building, a merchandise mart and shopping centers. The leases thereon expire at various dates through 2006. The following is a schedule of minimum future rents under non-cancelable operating leases as of December 31, 1997:

           1998   . . . . . . . . . . . . . . . . . . . .    $   3,747
           1999   . . . . . . . . . . . . . . . . . . . .        3,427
           2000   . . . . . . . . . . . . . . . . . . . .        2,773
           2001   . . . . . . . . . . . . . . . . . . . .        2,231
           2002   . . . . . . . . . . . . . . . . . . . .        1,875
           Thereafter   . . . . . . . . . . . . . . . . .       10,746
                                                             ---------
                                                             $  24,799
                                                             =========

PWSI conducts the majority of its operations from leased facilities which includes an office, warehouse, and sixty-one pizza parlor locations for which a lease was signed and the pizza parlor was either open at December 31, 1997 or scheduled to open thereafter. The leases expire over the next twelve years. PWSI also leases vehicles under operating leases. the following is a schedule of minimum future rent commitments under operating leases as of December 31, 1997:

           1998   . . . . . . . . . . . . . . . . . . . .    $   2,133
           1999   . . . . . . . . . . . . . . . . . . . .        2,176
           2000   . . . . . . . . . . . . . . . . . . . .        2,007
           2001   . . . . . . . . . . . . . . . . . . . .        1,806
           2002   . . . . . . . . . . . . . . . . . . . .        1,773
           Thereafter   . . . . . . . . . . . . . . . . .        9,387
                                                             ---------
                                                             $  19,282
                                                             =========

Total facilities and automobile rent expense relating to these leases was $1.3 million in 1997.

NOTE 21.   COMMITMENTS AND CONTINGENCIES

The Company is involved in various lawsuits arising in the ordinary course of business. In the opinion of the Company's management the outcome of these lawsuits will not have a material impact on the Company's financial condition, results of operations or liquidity.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

NOTE 22.     QUARTERLY RESULTS OF OPERATIONS

    The following is a tabulation of the Company's quarterly results of operations for the years 1997 and 1996:

                                                                 Three Months Ended
                                   ------------------------------------------------------------------------

   1997                                March 31,         June 30,         September 30,        December 31,
----------                         ---------------     -------------     ---------------      -------------
Revenue . . . . . . . . . .        $         7,499     $       9,667     $        15,039      $      17,766
Expense . . . . . . . . . .                 11,795            15,960              24,296             31,304
                                   ---------------     -------------     ---------------      -------------

(Loss) from operations  . .                (4,296)           (6,293)             (9,257)           (13,538)
Equity in income of
   investees  . . . . . . .                    280             4,970               (145)              5,555
Gains on sale of
   real estate  . . . . . .                  4,287             3,863               3,205              8,941
                                   ---------------     -------------     ---------------      -------------

Net income (loss) . . . . .                    271             2,540             (6,197)                958

Preferred dividend
 requirement  . . . . . . .                   (50)              (49)                (49)               (58)
                                   ---------------     -------------     ---------------      -------------

Net income (loss) appli-
 cable to common shares . .        $           221     $       2,491     $       (6,246)      $         900
                                   ===============     =============     ===============      =============

Earnings per share
Net income (loss) . . . . .        $           .02     $         .21     $         (.52)      $         .07
                                   ===============     =============     ===============      =============

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


                                                                 Three Months Ended
                                   -------------------------------------------------------------------------
   1997                                March 31,         June 30,         September 30,        December 31,
----------                          ---------------     -------------     ---------------      -------------
Revenue . . . . . . . . . .        $         6,790     $       5,346     $         7,306      $       7,537
Expense . . . . . . . . . .                  8,255             8,555               9,279             12,488
                                   ---------------     -------------     ---------------      -------------

(Loss) from operations  . .                (1,465)           (3,209)             (1,973)            (4,951)
Equity in income of
   investees  . . . . . . .                    678               271                 661                394
Gains on sale of
   real estate  . . . . . .                    559               547               1,961                592
Extraordinary gain  . . . .                     13               247                 121                 --
                                   ---------------     -------------     ---------------      -------------

Net income (loss) . . . . .                  (215)           (2,144)                 770             (3965)

Preferred dividend
 requirement  . . . . . . .                     --              (17)                (48)               (48)
                                   ---------------     -------------     ---------------      -------------

Net income (loss) appli-
 cable to common shares . .        $         (215)     $     (2,161)     $           722      $     (4,013)
                                   ===============     =============     ===============      =============

Earnings per share
Income (loss) before extra-
   ordinary gain  . . . . .        $         (.02)     $       (.19)     $           .05      $       (.28)
Extraordinary gain  . . . .                     --               .02                 .01                 --
                                   ---------------     -------------     ---------------      -------------

Net income (loss) . . . . .        $         (.02)     $       (.17)     $           .06      $       (.28)
                                   ===============     =============     ===============      =============



NOTE 23.     SUBSEQUENT EVENTS

In January 1998, the Company purchased El Dorado Parkway land, a 8.5 acre parcel of undeveloped land in McKinney, Texas, for $952,000. The Company paid $307,000 in cash and assumed the existing mortgage of $164,000 with the seller providing purchase money financing of the remaining $481,000 of the purchase price. The assumed mortgage bears interest at 10% per annum, requires semiannual payments of principal and interest of $18,000 and matures in May 2005. The financing bears interest at 8% per annum, requires semiannual principal and interest payments of $67,000 and matures in January 2002.

Also in January 1998, the Company purchased Valley Ranch IV land, a 12.3 acre parcel of undeveloped land in Irving, Texas, for $2.0 million. The Company paid $500,000 in cash with the seller providing purchase money financing of the remaining $1.5 million of the purchase price. The financing bears interest at 10% per annum, requires quarterly payments of interest only and matures in December 2000.

Further in January 1998, the Company purchased JHL Connell land, a 7.7 acre parcel of undeveloped land in Carrollton, Texas, for $1.3 million in cash.

In February 1998, the Company purchased Scoggins land, a 314.5 acre parcel of undeveloped land in Tarrant County, Texas, for $3.0 million. The Company paid $1.5 million in cash and obtained new mortgage financing of $1.5 million. The mortgage bears interest at 14% per annum, requires quarterly payments of interest only, requires a principal paydown of $300,000 in May 1998, and matures in February 1999.

                          AMERICAN REALTY TRUST, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Also in February 1998, the Company purchased Bonneau land, a 8.4 acre parcel of undeveloped land in Dallas County, Texas, for $1.0 million. The Company obtained new mortgage financing of $1.0 million. The mortgage bears interest at 18.5% per annum with the principal and interest being due at maturity in February 1999.

Further in February 1998, the Company financed the previously unencumbered Kamperman land in the amount of $1.6 million. The Company received net financing proceeds of $1.5 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 9.0%, requires monthly payments of interest only and matures in February 2000.

In February 1998, the Company refinanced the Vineyards land in the amount of $3.4 million. The Company received net refinancing proceeds of $2.9 million, after the payoff of existing mortgage debt of $540,000. The note bears interest at 9.0% per annum, requires monthly payments of interest only and matures in February 2000.

Also in February 1998, the Company financed the unencumbered Valley Ranch land in the amount of $4.3 million. The Company received net financing proceeds of $4.1 million after the payment of various closing costs associated with the financing. The mortgage bears interest at 9.0% per annum, requires monthly payments of interest only and matures in February 2000.

In November 1994, the Company and an affiliate of BCM, sold five apartment complexes to a newly formed limited partnership in exchange for $3.2 million in cash, a 27% limited partner interest in the partnership and two mortgage notes receivable, secured by one of the properties sold. The Company had the option to reacquire the properties at any time after September 1997 for their original sales prices, after the buyer received a 12% return on its investment. Accordingly, the Company recorded a deferred gain of $5.6 million which was offset against the Company's investment in the partnership. In February 1998,
the Company reacquired three of the properties for $7.7 million.   The Company
paid $4.0 million in cash and assumed the existing mortgage of $3.7 million. Simultaneously the Company refinanced the three properties for a total of $7.8 million, the Company receiving net cash of $3.9 million after the payoff of $3.7 million in existing mortgage debt and the payment of various costs associated with the financing. The new mortgages bear interest at 9.5% per annum, require monthly principal and interest payments of a total of $66,000 and mature in February 2008. In addition, the Company received a refund of $230,000 from Carmel Realty, representing the commission the Company had paid on the sale of the properties in 1994.

In March 1998, the Company financed the previously unencumbered Stagliano and Dalho land in the amount of $800,000 with the lender on the Bonneau land, described above. The Company received net financing proceeds of $790,000 after the payment of various closing costs associated with the financing. The mortgage bears interest at 18.5% per annum with principal and interest due at maturity in February 1999. The Company's JHL Connell land is also pledged as additional collateral for this loan.

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR
 TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS
 OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS
 AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND
 REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN
 AUTHORIZED BY ART. NEITHER THE DELIVERY OF THIS
 PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY
 CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS
 BEEN NO CHANGE IN THE AFFAIRS OF ART SINCE THE DATE
 HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
 SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES
 OTHER THAN THE REGISTERED SECURITIES TO WHICH IT
 RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
 SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH
 SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR
 SOLICITATION IS UNLAWFUL.
 -----------------------

                     TABLE OF CONTENTS


                                                      PAGE
                                                      ----
 Available Information . . . . . . . . . . . . . . . .  ii
 Incorporation of Certain Information
      by Reference . . . . . . . . . . . . . . . . .   iii
 Summary of Terms  . . . . . . . . . . . . . . . . . .   1
 Risk Factors  . . . . . . . . . . . . . . . . . . . .   4
 Ratio of Earnings to Fixed Charges  . . . . . . . . .  10
 Use of Proceeds . . . . . . . . . . . . . . . . . . .  10
 Selling Shareholder . . . . . . . . . . . . . . . . .  10
 Plan of Distribution  . . . . . . . . . . . . . . . .  11
 Description of ART  . . . . . . . . . . . . . . . . .  12
 The Business of ART . . . . . . . . . . . . . . . . .  13
 Description of the Capital Stock of ART . . . . . . .  44
 Legal Matters . . . . . . . . . . . . . . . . . . . .  48
 Experts . . . . . . . . . . . . . . . . . . . . . . .  49

               PREFERRED STOCK

                COMMON STOCK



           AMERICAN REALTY TRUST,
                    INC.





               _______________

                 PROSPECTUS
               _______________


                MAY ___, 1998

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below is an estimate of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Preferred Shares offered hereby, other than underwriting discounts and commissions.

 SEC Registration Fee                                          $  2,360
 Blue Sky Fees and Expenses                                       5,000
 Legal Fees and Expenses                                         20,000
 Accounting Fees and Expenses                                    10,000

 Printing and Engraving Expenses                                 10,000
          Total                                                $ 47,360
                                                               ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article Thirteen of the Articles of Incorporation of ART provides that, to the fullest extent permitted by Georgia law, as the same exists or may be hereafter be amended, no director of ART shall be personally liable to ART or the shareholders of ART for monetary damages for breach of the duty of care as a director, provided that Article Thirteen does not limit or eliminate liability arising or based upon (i) a breach of duty involving an appropriation of a business opportunity of ART; (ii) an act or omission not in good faith or involving intentional misconduct or a knowing violation of law; or (iii) a transaction from which the director derived an improper personal benefit. In addition, a director's liability will not be limited as to any payment of a dividend or approval of a stock repurchase that is illegal under Section 14-2-640 of the Georgia Business Corporation Code.

    Article Thirteen applies only to claims against a director arising out of his or her role as a director and not, if he or she is also an officer, his or her role as an officer or in any other capacity. In addition, Article Thirteen does not reduce the exposure of directors to liability under Federal securities laws.

    The Bylaws of ART require ART to indemnify any person who, by reason of the fact that he is or was a director of ART, is made or is threatened to be made a party to an action, including an action brought by ART or its shareholders.
The Bylaws provide that ART will indemnify such person against reasonably incurred expenses (including, but not limited to, attorneys' fees and disbursements, court costs, and expert witness fees), and against any judgments, fines and amounts paid in settlement, provided that ART shall not indemnify such person under circumstances in which the Georgia Business Corporation Code, as in effect from time to time, would not allow indemnification.

    The Bylaws of ART give the ART Board the power to cause ART to provide to officers, employees and agents of ART all or any part of the right to indemnification afforded to directors of ART as set forth in the Bylaws, subject to the conditions, limitations and obligations therein, upon a resolution to that effect identifying such officer, employee or agent and specifying the particular rights provided.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of ART pursuant to the foregoing provisions, ART has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS

     1.1  --  Underwriting agreement (1)

     2.1 -- Plan of acquisition, reorganization, arrangement, liquidation or succession (1)

     4.1  --  Articles of Amendment of the Articles of Incorporation of American
              Realty  Trust, Inc. setting forth the Certificate of Designations,
              Preferences and  Relative Participating or Optional or Other Special
              Rights, and Qualifications, Limitations or Restrictions thereof of Series F Cumulative Convertible Preferred Stock of American Realty
              Trust, Inc. dated as of August 13, 1996 (2)

     5.1 -- Opinion of Holt Ney Zatcoff & Wasserman, LLP as to the legality of the Series F Preferred Stock and the Common Stock (2)

     8.1  --  Opinion re tax matters (1)

    10.1  --  Material contracts (1)

    11.1  --  Statement re: computation of per share earnings (1)

    12.1  --  Statement re: computation of ratios (1)

    13.1  --  Annual report to security holders, Form 10-Q (3)

    15.1  --  Letter re: unaudited interim financial information (1)

    16.1  --  Letter re: change in certifying accountant (1)

    23.1  --  Consent of BDO Seidman, LLP (American Realty Trust, Inc.) (4)

    23.2  --  Consent of BDO Seidman, LLP  (Continental Mortgage and  Equity Trust) (4)

    23.3  --  Consent  of BDO  Seidman,  LLP (Income  Opportunity  Realty Investors, Inc.) (4)

    23.4  --  Consent of BDO Seidman,  LLP (Transcontinental Realty Investors, Inc.) (4)

    23.5  --  Consent of BDO Seidman, LLP (National Realty, L.P.) (4)

    23.6  --  Consent  of Holt  Ney Zatcoff  & Wasserman,  LLP (included  in Exhibit 5.1)

    24.1  --  Power of Attorney (4) (included at page II-4)

    25.1  --  Statement of eligibility of trustee (1)

    26.1  --  Invitation for competitive bids (1)

    27.1  --  Financial data schedule (1)
----------

(1)    Not Applicable.
(2) Filed as an exhibit to the Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (No. 333-21583), filed with the Commission on September 8, 1997 and incorporated by reference herein.
(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 30, 1998 and incorporated by reference herein.
(4)    Filed herewith.

ITEM 17. UNDERTAKINGS

       (a)      The undersigned Company hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

       Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned officer of ART hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of ART's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of ART pursuant to Item 15, above, or otherwise, ART has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by ART of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, ART will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Texas, on the 14th day of May, 1998.

                                          AMERICAN REALTY TRUST, INC.



                                          By:     /s/ KARL L. BLAHA
                                             -----------------------------------
                                                  Karl L. Blaha, President
                                                (Principal Executive Officer)

                               POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints Karl L. Blaha his true and lawful attorney-in- fact and agent, with full power of substitution and resubstitution, for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                     TITLE                     DATE
           ---------                     -----                     ----
     /s/ Karl L. Blaha         President (Principal Executive    May 14, 1998
----------------------------   Officer) and Director
       Karl L. Blaha

     /s/ Roy E. Bode           Director                          May 14, 1998
----------------------------
        Roy E. Bode


    /s/ Oscar W. Cashwell      Director                          May 14, 1998
---------------------------
     Oscar W. Cashwell

                               Director                          May ___, 1998
---------------------------
        Al Gonzalez


                               Director                          May ___, 1998
---------------------------
       Cliff Harris

   /s/ Thomas A. Holland       Executive Vice President and      May 14, 1998
---------------------------    Chief Financial Officer
     Thomas A. Holland         (Principal Accounting Officer)

                              INDEX TO EXHIBITS

   EXHIBIT
     NO.                             ITEM
   -------                           ----
     1.1  --  Underwriting agreement (1)

     2.1 -- Plan of acquisition, reorganization, arrangement, liquidation or succession (1)

     4.1  --  Articles of Amendment of the Articles of Incorporation of American
              Realty  Trust, Inc. setting forth the Certificate of Designations,
              Preferences and  Relative Participating or Optional or Other Special
              Rights, and Qualifications, Limitations or Restrictions thereof of Series F Cumulative Convertible Preferred Stock of American Realty
              Trust, Inc. dated as of August 13, 1996 (2)

     5.1 -- Opinion of Holt Ney Zatcoff & Wasserman, LLP as to the legality of the Series F Preferred Stock and the Common Stock (2)

     8.1  --  Opinion re tax matters (1)

    10.1  --  Material contracts (1)

    11.1  --  Statement re: computation of per share earnings (1)

    12.1  --  Statement re: computation of ratios (1)

    13.1  --  Annual report to security holders, Form 10-Q (3)

    15.1  --  Letter re: unaudited interim financial information (1)

    16.1  --  Letter re: change in certifying accountant (1)

    23.1  --  Consent of BDO Seidman, LLP (American Realty Trust, Inc.) (4)

    23.2  --  Consent of BDO Seidman, LLP  (Continental Mortgage and  Equity Trust) (4)

    23.3  --  Consent  of BDO  Seidman,  LLP (Income  Opportunity  Realty Investors, Inc.) (4)

    23.4  --  Consent of BDO Seidman,  LLP (Transcontinental Realty Investors, Inc.) (4)

    23.5  --  Consent of BDO Seidman, LLP (National Realty, L.P.) (4)

    23.6  --  Consent  of Holt  Ney Zatcoff  & Wasserman,  LLP (included  in Exhibit 5.1)

    24.1  --  Power of Attorney (4) (included at page II-4)

    25.1  --  Statement of eligibility of trustee (1)

    26.1  --  Invitation for competitive bids (1)

    27.1  --  Financial data schedule (1)
----------

(1)    Not Applicable.
(2) Filed as an exhibit to the Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (No. 333-21583), filed with the Commission on September 8, 1997 and incorporated by reference herein.
(3) Filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed with the Commission on March 30, 1998 and incorporated by reference herein.
(4)    Filed herewith.